                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       of
                              CASTLE & COOKE, INC.
                                       at
                          $18.50 Net Per Share in Cash
                                       by
                        CASTLE ACQUISITION COMPANY, INC.
                     An Indirect Wholly-Owned Subsidiary of
                            FLEXI-VAN LEASING, INC.
--------------------------------------------------------------------------------
    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 6, 2000, UNLESS THE OFFER IS EXTENDED.

    THIS OFFER TO PURCHASE (THE "OFFER") IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF MAY 19, 2000 (THE "MERGER AGREEMENT"), BY AND AMONG FLEXI-VAN LEASING, INC. ("FLX"), CASTLE & COOKE HOLDINGS, INC. ("PARENT"), A WHOLLY OWNED SUBSIDIARY OF FLX, CASTLE ACQUISITION COMPANY, INC., A WHOLLY OWNED SUBSIDIARY OF PARENT ("PURCHASER"), AND CASTLE & COOKE, INC. (THE "COMPANY"). THE BOARD OF DIRECTORS OF THE COMPANY, IN ACCORDANCE WITH THE RECOMMENDATION OF A SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS COMPRISED OF INDEPENDENT DIRECTORS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER OF THE PURCHASER WITH THE COMPANY UNDER THE MERGER AGREEMENT AND HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S SHAREHOLDERS AND RECOMMENDS THAT THE SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

                            ------------------------

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF THE COMPANY WHICH REPRESENTS AT LEAST A SIMPLE MAJORITY OF THE OUTSTANDING SHARES NOT ALREADY OWNED BY PURCHASER OR ITS AFFILIATES ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT. THE OFFER IS ALSO SUBJECT TO THE OTHER IMPORTANT TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                   IMPORTANT

    Any shareholder who wants to tender all or any portion of such shareholder's Shares (as defined herein) should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a facsimile thereof) and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth herein, or (2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Any shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares.

    A shareholder who wants to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery set forth in PROCEDURE FOR TENDERING SHARES, below.

    Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. A shareholder also may contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                      THE DEALER MANAGER FOR THE OFFER IS:

                           Deutsche Banc Alex. Brown

                         Deutsche Bank Securities Inc.
                         130 Liberty Street, 33rd Floor
                            New York, New York 10006
                         (212) 250-6000 (Call Collect)

              The date of this Offer to Purchase is May 31, 2000.

    A Summary Term Sheet describing the principal terms of the Offer appears on pages 1 through 4. You should read this entire document carefully before deciding whether to tender your Shares.
                    THE INFORMATION AGENT FOR THE OFFER IS:

                                     [LOGO]
                         17 State Street, 10(th) Floor
                            New York, New York 10004
                         Bank and Brokers Call Collect:
                                 (212) 440-9800
                           All Others Call Toll-Free:
                                 (800) 223-2064

                               TABLE OF CONTENTS

                                                                      PAGE
                                                                    --------
I. SUMMARY OF THE OFFER...........................................       1

II. INTRODUCTION..................................................       4

III. SPECIAL FACTORS..............................................       6

1.    Background of the Offer.....................................       6

2.    Purposes, Alternatives, Reasons and Effects of the Offer and
      Merger......................................................      10

3.    Plans for the Company; Other Matters........................      12

4.    Fairness of the Transaction.................................      14

5.    Reports, Opinions, Appraisals and Negotiations..............      18

6.    Interests of Certain Persons in the Offer and the Merger....      38

IV. THE OFFER.....................................................      38

1.    Terms of the Offer..........................................      38

2.    Acceptance for Payment and Payment..........................      40

3.    Procedure for Tendering Shares..............................      41

4.    Withdrawal Rights...........................................      44

5.    Certain Federal Income Tax Consequences.....................      44

6.    Price Range of the Shares; Dividends on the Shares..........      45

7.    Effect of the Offer on the Market for the Shares; Stock
      Listing; Exchange Act Registration; Margin Regulations......      46

8.    Certain Information Concerning the Company..................      47

9.    Certain Information Concerning FLX, Parent and Purchaser....      51

10.   The Merger Agreement and Certain Other Agreements...........      52

11.   Source and Amount of Funds..................................      60

12.   Dividends and Distributions.................................      60

13.   Conditions to the Offer.....................................      60

14.   Certain Legal Matters.......................................      62

15.   Fees and Expenses...........................................      66

16.   Miscellaneous...............................................      67

SCHEDULE I--INFORMATION CONCERNING DIRECTORS AND EXECUTIVE
  OFFICERS OF FLX, PARENT, PURCHASER, AND COMPANY.................     I-1

SCHEDULE II--SECTION 415-81 OF THE HBCA...........................    II-1

Exhibit A--Fairness Opinion of Bear, Stearns & Co. Inc., dated
  May 19, 2000

Exhibit B--Agreement and Plan of Merger, dated as of May 19, 2000, by and among FLX, Parent, Purchaser, and Company

                            I.  SUMMARY OF THE OFFER

    Castle Acquisition Company, Inc., is offering to purchase all of the outstanding common stock of Castle & Cooke, Inc. for $18.50 per share in cash. The following are some of the questions you, as a shareholder of Castle & Cooke, Inc., may have regarding the Offer, and answers to those questions. We urge you to carefully read the remainder of this document, the exhibits and the accompanying Letter of Transmittal because they contain additional important information not contained in this summary.

WHO IS OFFERING TO BUY MY SECURITIES?

    Our name is Castle Acquisition Company, Inc. and when this offer mentions "Purchaser" it refers to us. We are a Hawaii corporation formed for the purpose of making a tender offer for all of the common stock of Castle & Cooke, Inc. We are a wholly-owned subsidiary of Castle & Cooke Holdings, Inc., a Delaware corporation, which is a wholly-owned subsidiary of Flexi-Van Leasing, Inc., a Delaware corporation owned by Mr. David H. Murdock. Mr. Murdock is the Chairman of Castle & Cooke, Inc., and presently owns approximately 26.4% of the outstanding shares of common stock of Castle & Cooke, Inc., through Flexi-Van Leasing, Inc. Certain officers and directors of Flexi-Van Leasing, Inc. are also officers or directors of Castle Acquisition Company, Inc. and Castle & Cooke Holdings, Inc. See CERTAIN INFORMATION CONCERNING FLX, PARENT AND PURCHASER, below.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

    We are seeking to purchase all of the outstanding shares of common stock of Castle & Cooke, Inc. that are not currently owned by us or our affiliates. See ACCEPTANCE FOR PAYMENT AND PAYMENT, below.

HOW MUCH ARE YOU OFFERING TO PAY FOR MY SECURITIES AND WHAT IS THE FORM OF PAYMENT?

    We are offering to pay $18.50 per share in cash, less any required withholding taxes, and without the payment of interest. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. We will not be obligated to pay for or reimburse you for such broker or nominee charges. See INTRODUCTION, below. In addition, if you do not complete and sign the Substitute Form W-9 included in the Letter of Transmittal, you may be subject to required backup federal income tax withholding. See Instruction 9 to the Letter of Transmittal.

HAS THE COMPANY APPROVED THIS OFFER?

    The Offer has been approved by the Board of Directors of Castle & Cooke, Inc., following the recommendation of the Special Committee of independent directors.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

    We do not think our financial condition is relevant to your decision whether to tender shares and accept the Offer because: 1) the Offer is being made for all outstanding shares not already owned by us and our affiliates, solely for cash, and, if the Offer conditions are met no shareholders of Castle &
Cooke, Inc. will remain shareholders following the merger (See ACCEPTANCE FOR PAYMENT AND PAYMENT, below) 2) the Offer funds are being provided from a new bank line of credit described in SOURCE AND AMOUNT OF FUNDS, below, and our financial condition as the offeror is not relevant to the consummation of that bank loan; and 3) as a newly formed company, we have no prior operating history, and no assets and no source of funds except for the funds Flexi-Van
Leasing, Inc. has agreed to provide and the funds being provided under our bank financing. Flexi-Van Leasing, Inc. has agreed to contribute to us 4,501,310 shares of common stock of Castle & Cooke, Inc. and $25,000,000 in cash. See SOURCE AND AMOUNT OF FUNDS, below. As described in SOURCE AND AMOUNT OF FUNDS, below, we have received commitments from Bankers Trust Company, an affiliate of Deutsche Bank Securities, Inc., on behalf of itself and a group of banks to provide all the funds we will need to consummate the Offer and the merger.

WHAT ARE THE CONDITIONS TO YOUR COMPLETING THE TENDER OFFER?

    We are not required to complete the Offer unless: 1) the number of tendered shares represents more than half of the outstanding shares of common stock which we, or our affiliates, do not already own; 2) there is no breach of any representation or warranty made in the Agreement and Plan of Merger between us and Castle & Cooke, Inc., including any breach which would result in a material adverse change in Castle & Cooke, Inc. or its business; 3) we receive federal antitrust clearance for the acquisition; 4) the waiting period required by the Hawaii Environmental Disclosure Statute has expired; and 5) our lenders fulfill their commitments to us to lend. The Offer is also subject to a number of other conditions. See CONDITIONS OF THE OFFER, below.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

    You will have at least until 12:00 midnight, New York City time, on July 6, 2000, or such longer period as required by law, to decide whether you would like to tender your shares in the Offer. If you cannot deliver everything that is required to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in of this document. See PROCEDURE FOR TENDERING SHARES, below.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

    We have the right to extend the Offer if the conditions to the Offer are not met by July 6, 2000. Also, if after we first accept shares tendered to us, we hold less than 90% of the outstanding shares of Castle & Cooke, Inc. common stock, we will provide for a subsequent offering period of at least five business days. If we extend the Offer because conditions were not met, we may not accept or pay for any shares until the Offer, as extended, expires. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered during the Offer, during which additional shareholders may tender their shares and receive the Offer consideration. If there will be an extension or a subsequent offering period, we will make a public announcement by 9:00 a.m., New York City time, on the next business day following the initial closing of the Offer. See ACCEPTANCE FOR PAYMENT AND PAYMENT, below.

HOW DO I TENDER MY SHARES?

    If you wish to accept the Offer, you must do the following:

    -- If you are a record holder (that is, if a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to the depositary for the offer or follow the procedures described in the offer for book-entry transfer. These materials must reach the depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in PROCEDURE FOR TENDERING SHARES, below.

    -- If you are a record holder, but your stock certificate is not available or you cannot deliver it to the depositary before the Offer expires, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery, described in PROCEDURE FOR TENDERING SHARES, below, of this document. Please call our information agent, Georgeson Shareholder Communications Inc., at (800) 223-2064 for assistance.

    -- If you hold your shares through a broker or bank, you should contact your broker or bank and give instructions that your shares be tendered.

WHEN WILL I GET PAID IF I TENDER MY SHARES?

    If all of the conditions of the Offer are satisfied or waived and your shares of Castle & Cooke, Inc. common stock are accepted for payment, we will pay you for your shares promptly after the expiration of the Offer. See ACCEPTANCE FOR PAYMENT AND PAYMENT, below.

WHAT ARE MY WITHDRAWAL RIGHTS?

    If, after tendering your shares in the Offer, you decide that you do NOT want to accept the Offer, you can withdraw your shares by so instructing the depositary for the Offer before the Offer expires. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See WITHDRAWAL RIGHTS, below.

WILL I HAVE WITHDRAWAL RIGHTS IF THERE IS A SUBSEQUENT OFFERING PERIOD?

    No. If there is a subsequent offering period, we will already have accepted shares purchased in the first period, and we will accept and pay for shares tendered during the extended period immediately, and thus you will not be able to withdraw shares tendered during any subsequent offering period. See WITHDRAWAL RIGHTS, below. However, if we extend this Offer without accepting any shares you will have withdrawal rights during this extension.

WHAT WILL HAPPEN IF AT LEAST A SIMPLE MAJORITY OF THE OUTSTANDING SHARES NOT ALREADY OWNED BY PURCHASER AND ITS AFFILIATES ARE TENDERED AND ACCEPTED FOR PAYMENT?

    If we acquire at least a simple majority of the outstanding shares of Castle & Cooke, Inc. not already owned by us and our affiliates, Castle Acquisition Company, Inc. will be merged with and into Castle & Cooke, Inc., pursuant to an Agreement and Plan of Merger, dated as of May 19, 2000, and Castle & Cooke, Inc. will no longer be publicly owned. Castle Acquisition Company, Inc. has the right to waive this condition and to effect the merger, after consultation with the Special Committee of the Board of Directors of Castle & Cooke, Inc., if it acquires at least a majority of the shares outstanding, including those previously owned by Castle Acquisition
Company, Inc. or its affiliates. The consummation of this merger is conditioned on, among other things, the affirmative vote of the holders of a simple majority of the outstanding shares. Any shareholder that does not vote for the merger would be entitled to appraisal rights. See PLANS FOR THE COMPANY; OTHER MATTERS, below.

    If we acquire or otherwise own at least 90% of the outstanding shares of Castle & Cooke, Inc., Castle & Cooke Holdings, Inc. is authorized under Hawaii law to merge Castle & Cooke, Inc. and Castle Acquisition Company, Inc. without any vote on the part of Castle & Cooke, Inc.'s board of directors or shareholders. Appraisal rights will also be available if this occurs. See PLANS FOR THE COMPANY; OTHER MATTERS, below.

    If either type of merger takes place, all non-tendering shareholders (other than us and our affiliates) will receive the same price paid in the Offer without interest. Flexi-Van Leasing, Inc. indirectly would then own all of the shares of Castle & Cooke, Inc., and would have complete control over Castle & Cooke, Inc.'s business. In addition, the shares of Castle & Cooke, Inc. would no longer be listed on the New York Stock Exchange (the "NYSE") and Castle &
Cooke, Inc. would no longer be subject to the requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports. See TERMS OF THE OFFER, below.

WHAT ARE MY APPRAISAL RIGHTS?

    If you tender your shares of Castle & Cooke, Inc. common stock in the tender offer, you will not be entitled to exercise appraisal rights under Hawaii law. If you do not tender your shares in the Offer, upon the subsequent merger of Castle & Cooke, Inc. and Castle Acquisition Company, Inc., you will have a right to dissent and demand payment of the judicially appraised fair value of your Castle & Cooke, Inc. shares plus a fair rate of interest, if any, from the date of the merger. This value may be more or less than the $18.50 per share cash consideration in the Offer and the merger. See PLANS FOR THE COMPANY; OTHER MATTERS, below.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

    On March 29, 2000, the last full trading day before we announced our proposal to acquire all of the outstanding shares of common stock of Castle & Cooke, Inc. not already owned by Flexi-Van Leasing, Inc. or its affiliates, the closing price of Castle & Cooke, Inc. common stock reported on the NYSE was $12 1/16 per share. On May 30, 2000, the last full trading day before the date of the Offer (which was after the announcement that the Offer would proceed), the price of a share of Castle & Cooke, Inc. common stock was $18.50. We advise you to obtain a recent quotation for shares of Castle & Cooke, Inc. common stock in deciding whether to tender your shares.

WHAT HAPPENS IF LESS THAN A MAJORITY OF THE OUTSTANDING SHARES NOT ALREADY OWNED BY YOU AND YOUR AFFILIATES ARE TENDERED?

    If less than a majority of the outstanding shares of Castle & Cooke, Inc. common stock not already owned by us or our affiliates are tendered, we have the right not to accept any of the shares tendered, and the Offer will terminate, unless we extend the Offer. However, we have the right to waive this condition and accept the shares tendered if we would own at least a majority of the total number of outstanding shares of common stock of Castle & Cooke, Inc. and have consulted with the Special Committee of independent directors of Castle &
Cooke, Inc. We would have to decide which course of action to follow and announce our decision.

WHAT HAPPENS IF I TENDER MY SHARES AND YOU DO NOT ACCEPT THE TENDERED SHARES?

    If any shares of common stock of Castle & Cooke, Inc. that you tender are not accepted for any reason, certificates representing such Shares will be returned to you, or to the person you specify in your tendering documents.

HOW CAN I GET FURTHER INFORMATION?

    You can call Georgeson Shareholder Communications Inc., at (800) 223-2064 (toll free). Georgeson Shareholder Communications Inc. is acting as the Information Agent for our tender offer.

                               II.  INTRODUCTION

    Castle Acquisition Company, Inc., a Hawaii corporation ("Purchaser") and a wholly owned subsidiary of Castle & Cooke Holdings, Inc. ("Parent"), a Delaware corporation and a wholly owned subsidiary of Flexi-Van Leasing, Inc., a Delaware corporation ("FLX"), which is 100% owned by David H. Murdock, hereby offers to purchase all outstanding shares of common stock, without par value, (the "Shares"), of Castle & Cooke, Inc., a Hawaii corporation (the "Company"), at a price of $18.50 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

    Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer, unless their brokers impose a charge for tendering the Shares owned by such shareholder. Purchaser will pay all fees and reasonable out-of-pocket expenses of Deutsche Bank Securities Inc. ("Deutsche Bank"), which is acting as the Dealer Manager (the "Dealer Manager"), EquiServe Trust Company, N.A., which is acting as the Depositary (the "Depositary") and Georgeson Shareholder Communications Inc., which is acting as the Information Agent (the "Information Agent"), incurred in connection with the Offer. See FEES AND EXPENSES, below.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES (THE "MINIMUM SHARES") WHICH REPRESENTS AT LEAST A SIMPLE MAJORITY OF THE OUTSTANDING SHARES NOT ALREADY OWNED BY PURCHASER AND ITS AFFILIATES ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT (THE "MINIMUM CONDITION").

    The purpose of the Offer is to enable FLX, through Purchaser, to acquire control of, and the entire equity interest in, the Company. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 19, 2000 (the "Merger Agreement"), by and among FLX, Parent, Purchaser and the Company. Pursuant to the Merger Agreement and the Hawaii Business Corporation Act ("HBCA"), as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions, Purchaser will be merged with and into the Company (the "Merger"), and the Company will be the surviving corporation in the Merger (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time of the Merger"), each Share then outstanding (other than Shares held by (i) Parent or any subsidiary of Parent including the Purchaser, or (ii) the Company or any subsidiary of the Company) will be converted into the right to receive $18.50 in cash or any higher price per Share paid in the Offer (the "Merger Consideration"), without interest. The Merger Agreement is more fully described in THE MERGER AGREEMENT AND CERTAIN OTHER AGREEMENTS, below.

    Mr. David H. Murdock owns FLX, and thus Parent and the Purchaser, and will become, indirectly, the owner of all Shares acquired by the Purchaser through the Offer. Mr. Murdock is also the chairman of the Board of Directors of the Company (the "Company Board"). As a result of Mr. Murdock's dual status, the Company Board appointed a special committee of independent directors (the "Special Committee") to consider FLX's proposal to make the Offer and accomplish the Merger. See BACKGROUND OF THE OFFER, below.

    AFTER RECEIVING THE REPORT OF THE SPECIAL COMMITTEE THE COMPANY BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

    Bear, Stearns & Co. Inc. ("Bear Stearns") has delivered to the Special Committee its opinion, dated as of May 19, 2000 (the "Fairness Opinion"), to the effect that, as of such date and based upon and subject to certain matters stated therein, the consideration to be received by the holders of Shares (other than FLX and its affiliates) pursuant to the Offer and the Merger is fair from a financial point of view to such holders. The full text of the Fairness Opinion is attached as Exhibit A hereto. Holders of Shares are urged to, and should, read the Fairness Opinion carefully in its entirety.

    The Company has informed Purchaser that, as of May 15, 2000, there were
(i) 17,058,833 Shares issued and outstanding, (ii) 3,015,764 Shares held in the treasury of Company, and (iii) 1,099,664 Shares issuable pursuant to the exercise of options. The Merger Agreement provides, among other things, that the Company will not, without the prior written consent of Parent, issue any additional Shares (except upon the exercise of outstanding options). FLX presently owns 4,501,310 Shares, which it will contribute to Purchaser. Based on the foregoing, Purchaser believes that the Minimum Condition will be satisfied (assuming that the number of Shares outstanding on the expiration of the Offer and on May 15, 2000 are the same) if 6,265,285 Shares are validly tendered and not withdrawn prior to the expiration of the Offer.

    Consummation of the Merger is conditioned upon, among other things, the approval and adoption by the requisite vote of shareholders of the Company of the Merger Agreement, if required by applicable law and the Company's Articles of Incorporation (the "Articles of Incorporation"). See PLANS FOR THE COMPANY; OTHER MATTERS, below. Under the HBCA and pursuant to the Articles of Incorporation, the affirmative vote of the holders of a simple majority of the outstanding Shares is the only vote of any class or series of the Company's capital stock that is required to approve the Merger Agreement and the Merger. If the Purchaser owns at least 90% of the outstanding Shares, Purchaser and Parent may effect a "short-form" merger, described below, for which no shareholder vote is required.

    Under Section 415-75.5 of the HBCA, if a corporation owns at least 90% of the outstanding shares of each class of two or more subsidiary corporations, the corporation holding such stock may merge such subsidiaries together, without any action or vote on the part of the boards of directors or the shareholders of either corporation (a "short-form merger"). In the event that Purchaser acquires in the aggregate at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, then, at the election of Parent, a short-form merger could be effected without any further approval of the Company Board or the shareholders of the Company. If Purchaser does not own 90% of the outstanding Shares following consummation of the Offer, Parent or Purchaser could (i) seek to purchase additional Shares in the open market or otherwise in order to reach the 90% threshold, permitting Parent to carry out a short-form merger, or
(ii) choose to proceed with the "long-form merger" described above. If Purchaser chooses to purchase additional Shares on the open market in order to reach the 90% threshold, the per Share consideration paid for any Shares so acquired may be greater or less than the Offer Price. Parent presently intends to carry out a short-form merger, if permitted to do so under the HBCA, pursuant to which the Purchaser will be merged with and into Company. See PLANS FOR THE COMPANY; OTHER MATTERS, below.

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND YOU SHOULD READ THEM IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

                             III.  SPECIAL FACTORS

1. BACKGROUND OF THE OFFER

    The Company became a separate publicly-held company in 1995 when the shares of the Company were distributed by Dole Food Company, Inc. ("Dole") to its shareholders. Dole spun the Company off to shareholders because it believed that the Company would be better able to function as a separate real estate holding and development company, and that having the Company's real estate-related business combined with the food business of Dole did not permit either company to properly focus on its respective market. Since the Company has become an independent entity, the Shares have traded within a relatively narrow price range. See the chart under FAIRNESS OF THE TRANSACTION.

    As the Company's chairman and the owner of FLX, Mr. David H. Murdock has concluded that the Company would function better as a privately-held company for the reasons described in PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE OFFER AND MERGER, below. Upon forming this conclusion and determining to make an offer for the Shares not already owned by FLX, Mr. Murdock and FLX presented to the Company Board, at a meeting held March 29, 2000, a proposal to acquire all the Shares not already owned or controlled by Mr. Murdock through FLX and its subsidiaries (the "Proposal").

    Mr. Murdock presented a letter setting forth the Proposal as follows:

        "I am pleased to present the following proposal for a transaction whereby Flexi-Van Leasing, Inc. (or another corporation wholly owned by me) would acquire all outstanding shares of common stock of Castle &
    Cooke, Inc., not already owned by me or my affiliates for $17 per share in cash. This represents a 41% premium over today's closing price of $12.06.

        I believe that my proposal presents an excellent opportunity for Castle & Cooke, Inc.'s shareholders to achieve liquidity for their shares at a significant premium to current market value and at what I believe is a fair price. In addition, I believe that if interest rates continue to rise, the public trading value of real estate companies like Castle & Cooke, Inc. will be adversely affected. I also believe that my familiarity with Castle & Cooke, Inc.'s geographic, regulatory, financial and operating environments makes me particularly well-suited to lead Castle & Cooke, Inc. in addressing the challenges ahead. I am confident that you will conclude that my proposal is fair and in the best interests of Castle & Cooke's public shareholders.

        To facilitate a transaction, I have engaged Deutsche Bank as my financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP and Paul, Hastings, Janofsky & Walker LLP, as my legal advisors to assist me with the proposed transaction. In that regard, Deutsche Bank has issued a "highly confident" letter with respect to the financing necessary to consummate the transaction. I am prepared at the earliest possible time to enter into a binding agreement, which would contain customary terms and conditions for transactions of this type. I am happy to make representatives of Deutsche Bank, Skadden Arps and Paul Hastings available to meet with the Board of Directors to discuss my proposal at your earliest convenience.

        While I am ready to move quickly, I recognize, of course, that the Board of Directors will require some time to evaluate my proposed transaction before it reaches a determination concerning entering into a definitive agreement relating to my proposal. Given my involvement in the proposed transaction, I appreciate that the Board may want to establish a special committee to review my proposed transaction, and that such a committee may choose to engage legal counsel and an investment banking firm to assist in its review.

        While I appreciate and respect the Board's need to conduct an appropriate process in evaluating my proposal, I believe that time is of the essence and request that you give this proposal your prompt consideration. Accordingly, I must reserve the right to terminate my proposal if a definitive agreement has not been executed by May 15, 2000. We look forward to your careful consideration of this important proposal and are prepared to work closely with you over the coming weeks."

    The Proposal was promptly publicly disclosed by the Company in a press release and in a filing with the Securities and Exchange Commission (the "Commission").

    Mr. Murdock stated that in view of his financial interest in the Proposal, it would be appropriate for the Company Board to appoint a special committee to act on behalf of the Company Board, consisting of those directors who are not officers or employees of the Company, and who have no financial interest in, or position with, FLX or any of its affiliates (other than their positions as directors and their ownership of Shares). A Special Committee was appointed consisting of Messrs. Edward Carson, Lodwrick Cook, William Dallas and Edward Hogan, with Mr. Carson as Chairman. Subject to the limitations of Hawaii law, the Special Committee was authorized to exercise all of the powers of the Company Board with respect to the Proposal and any transaction that might eventuate therefrom, including the selection and retention of legal counsel and a financial advisor.

    The Special Committee determined to engage Gibson, Dunn & Crutcher, LLP ("GDC") as legal counsel, and to contact several investment banking firms with a view to select one as its financial advisor. Following discussions with representatives of several such firms, the Special Committee selected Bear Stearns, subject to the negotiation of a mutually satisfactory engagement agreement.

    Following the public disclosure of the Proposal on March 29, 2000, five purported class actions were filed in the Superior Court of Los Angeles County, California and three purported class actions were filed in the Circuit Court of the Second Circuit of the State of Hawaii. The complaints generally allege that the Company's directors breached their fiduciary duties and engaged in self-dealing by failing to maximize the value of the Shares. The complaints further allege that the value of the Shares is materially greater than the amount contained in the Proposal. Each complaint seeks certification of a plaintiff class, declaratory and injunctive relief with respect to the transactions contemplated by the Proposal, unspecified compensatory damages, and attorneys' fees and costs. See CERTAIN LEGAL MATTERS--LEGAL PROCEEDINGS RELATING TO THE OFFER.

    At a meeting on April 11, 2000, the Special Committee met with its counsel and representatives of Bear Stearns. There was a substantial discussion of the process to be followed by Bear Stearns in considering the fairness of the Proposal and advising the Special Committee as to possible alternatives that it might consider. The Bear Stearns engagement letter was approved and signed. Also at the meeting, the Special Committee was briefed concerning the allegations of certain purported shareholder class actions which had been filed challenging the proposed transaction. See CERTAIN LEGAL MATTERS--LEGAL PROCEEDINGS RELATING TO THE OFFER. Thereafter, the Company provided Bear Stearns with full access to senior management and provided Bear Stearns with copies of financial information, projections, plans and information about the Company, its business and its assets for the purposes of helping them assist the Special Committee.

    On April 13, 2000, a group (the "Tisch Group") consisting of four brothers and certain affiliated entities disclosed in a filing with the Commission that it had acquired ownership of approximately 8.6% of the Shares. The Tisch Group stated in its filing that:

        "The Reporting Persons believe that the Common Stock is worth more than $17 per share and that its value will be recognized by the market in the future. The Reporting Persons may buy additional shares of Common Stock and may sell any shares of Common Stock at any time."

    Except for the foregoing, the Tisch Group stated that it had no plans or proposals for a transaction with the Company. On April 27, 2000, the Tisch Group amended its filing with the Commission to disclose that its percentage ownership of the Shares had increased to approximately 9.6%.

    Following the Tisch Group's filing on April 13, 2000, the Tisch Group was contacted by Bear Stearns, at the Special Committee's request, to indicate the willingness of the Special Committee to consider any information it might wish to provide in addition to that contained in its filing with the Commission. The Bear Stearns representative was advised that the Tisch Group believed it was not the "best buyer" for the Company, and had acquired the Shares owned by it with a view to resale at a profit as the result of an anticipated increased price in the Proposal. However, the Tisch Group stated that if a transaction were approved at a price which is not materially in excess of the $17 offered by FLX, the Tisch Group would have an interest in completing its own review of non-public information concerning the Company and might consider possibly submitting its own proposal for an acquisition of the Company. On May 3, 2000, the Tisch Group telephoned Bear Stearns to reiterate this last point.

    On May 4, 2000, representatives of Bear Stearns and GDC met with certain of the counsel for the shareholder plaintiffs in lawsuits filed to challenge the Proposal, and with appraisal and business valuation advisors retained by them in connection with the litigation. At the meeting, the plaintiffs' counsel and advisors made a presentation of matters which they requested the Special Committee to consider in connection with the Proposal. Among other things, they described the analysis conducted by them with respect to valuation of the Company's real estate assets. On the basis of this information, the plaintiffs' advisors stated that the fair value of the Company's principal assets was in excess of book value, and that a fair value in a purchase of the Company should be in the range of approximately $34 to $40 per share. For more information on the valuation presented by the plaintiffs' advisors, see LEGAL PROCEEDINGS RELATING TO THE OFFER.

    Later on May 4, 2000, the Special Committee met with counsel and Bear Stearns to consider the results of Bear Stearns' work to date. Representatives of Bear Stearns made a detailed presentation of the preliminary results of their valuation analyses of the Company.

    The Bear Stearns representatives reported that, except for the Tisch Group and one other party, which indicated that it preferred its identity not be disclosed, following public disclosure of the Proposal on March 29, 2000, the Special Committee has not been contacted by any person expressing an interest in receiving non-public information and possibly presenting a competing proposal to acquire the Company. At the Special Committee's request, they had contacted a number of companies to ascertain whether they had an interest in considering a proposal. Those who had responded had indicated either that they had no interest in the Company as a whole, or that while they would consider non-public information concerning the Company if it were made available they were not actively considering such a proposal. There ensued an extensive discussion of the Bear Stearns analyses.

    Among the matters discussed was the difficulty in arriving at a valuation for the Company's property on Lana'i in view of, among other things:

    - the substantial losses incurred in connection with the project since inception;

    - the magnitude of the Company's current carrying value of the project, which currently stands at approximately $230 million;

    - the need for substantial ongoing cash expenditures to maintain the infrastructure and amenities at Lana'i;

    - projected ongoing losses at Lana'i for the proximate future;

    - regulatory and governmental restrictions which impose significant obstacles to any major changes in the nature of development and operations; and

    - the absence of transactions involving comparable properties, which might serve as a basis of comparison.

The Bear Stearns representatives reported that in view of the difficulties in valuing the Company's property on Lana'i, Bear Stearns was considering the need to obtain a limited evaluation of that property from a qualified real estate appraiser before it could render an opinion as to the fairness of a transaction.

    At the meeting, the representatives of GDC and Bear Stearns reported on their meeting earlier in the day with plaintiffs' counsel in the shareholder lawsuits and the financial advisors engaged on behalf of the plaintiffs.

    Following discussion, the Special Committee invited Mr. Murdock and other representatives of FLX, including Deutsche Bank, to join the meeting and to make a presentation in support of their views concerning valuation. In the discussion which followed, Mr. Murdock stated that FLX was not interested in a sale of its shares of the Company's common stock, and in its capacity as a shareholder would oppose any acquisition of the Company by another party. Following further discussion, the FLX representatives and Mr. Murdock left the meeting.

    The Special Committee then discussed the appropriate response to Mr. Murdock concerning the Proposal. Members of the Special Committee believed that:

    - in view of the substantial premium offered over the trading price for the Shares, a transaction with FLX represented a superior alternative for shareholders of the Company than remaining public;

    - it was unlikely that a credible competing offer for the Company could be obtained at a higher price than could be obtained from FLX; and

    - there was a substantial risk that the Proposal would be withdrawn if agreement for a transaction were not reached by its expiration date.

Accordingly, Mr. Carson was instructed to meet with Mr. Murdock and attempt to reach an understanding with respect to an increased price for a transaction, subject to:

    - completion by Bear Stearns of its consideration and its ability to provide an opinion as to fairness of the consideration from a financial point of view; and

    - negotiation of mutually agreeable terms and conditions in a definitive acquisition agreement, which would not prevent the Special Committee from considering other credible alternative proposals, if received.

Following discussions between Mr. Carson and Mr. Murdock the evening of May 4, 2000, Mr. Murdock and FLX indicated their willingness to offer an increased price of $18.50 per share, subject to the conditions referred to above. During the period May 5 through May 19, 2000, counsel for the Special Committee, in consulation with the Company's general counsel and regular outside counsel, engaged in negotiations with counsel for FLX concerning a definitive agreement for the proposed transaction. Members of the Special Committee were advised of the progress of these negotiations and provided direction to the attorneys.

    On May 12, Bear Stearns advised the Special Committee that it had concluded it would be necessary to obtain a limited appraisal of the Company's property on Lana'i and certain properties on Oahu before they would be in a position to render an opinion as to fairness. On May 15, 2000, the Special Committee met with counsel to review updated information provided by Bear Stearns and those issues which remained unresolved concerning the terms and conditions of the definitive agreement and FLX agreed to extend the Proposal to May 19, 2000. On May 15, 2000 each of the Company and FLX publicly announced the extension. A copy of the press release issued by FLX has been filed with the Commission as an Exhibit to Schedule TO of FLX, Parent and Purchaser.

    On May 19, 2000, the Special Committee met with its counsel and Bear Stearns regarding the results of the limited appraisal of the Company's property on Lana'i and certain properties on Oahu which had been received by Bear Stearns, Bear Stearns' opinion as to the fairness of the proposed transaction and the final terms and conditions of the proposed Merger Agreement. Bear Stearns reported to the Special Committee that it was prepared to render a written opinion to the effect that a price of $18.50 per share is fair to the shareholders of the Company (other than FLX and its affiliates) from a financial point of view. Bear Stearns also reported on its review of various factors, including the limited appraisal and the status of certain updated information. Based upon all of the information it had received, the Special Committee unanimously determined to recommend to the full Board that the Merger Agreement be approved and a recommendation be made to shareholders to tender all of their Shares in the Offer. Mr. Dallas was unable to participate in the meeting of the Special Committee at which these determinations were made, but has advised the Company of his agreement with the conclusion reached at that meeting.

    Subsequently, the Board considered the report of the Special Committee and unanimously agreed to accept a revised offer from FLX and the Purchaser providing for a purchase price of $18.50 per share, and approved the Merger Agreement. Mr. Dallas was unable to participate in the meeting at which these determinations were made, but has advised the Company of his agreement with the conclusion reached at the meeting.

    On May 22, 2000, each of the Company and FLX publicly announced the execution of the Merger Agreement. A copy of the press release issued by FLX has been filed with the Commission as an exhibit to the Schedule TO of FLX, Parent and Purchaser.

2. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE OFFER AND MERGER

    PURPOSES. The purpose of the Offer and the Merger is to enable Parent to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Shares not already owned by Purchaser or its affiliates. The purpose of the Merger is to acquire all of the outstanding Shares not purchased pursuant to the Offer or otherwise owned by Purchaser and its affiliates. If, after consummation of the Offer, Purchaser owns at least 90% of the Shares then outstanding, Purchaser and Parent will be able to cause the Merger to occur without a vote of the Company's shareholders. If, however, after consummation of the Offer, Purchaser owns less than 90% of the Shares then outstanding, a meeting of the Company's shareholders will be required under the HBCA to approve the Merger. In such event, however, Purchaser would own, as a result of the Minimum Condition being satisfied, enough shares to approve the Merger in accordance with the HBCA and the Articles of Incorporation without the vote of any other shareholder.

    ALTERNATIVES. The Special Committee and the Company considered certain alternatives to the proposal reflected in the Merger Agreement, including having the Company remain public without having any Shares purchased by the Purchaser or FLX, and, as noted above, seeking offers from other potential acquirors. The Special Committee considered the fact that since announcement of the Proposal on March 29, 2000, except as described above, no other party had contacted the Special Committee or its financial advisor to express an interest in submitting an acquisition proposal at a higher price. While the Special Committee considered it possible that an alternative proposal might be obtained at a higher price if FLX were willing to sell the Shares it owns, the Special Committee concluded that such an offer was relatively unlikely in view of FLX's unwillingness to sell. In this connection, the Special Committee noted that FLX and its affiliates could, with relative ease, acquire sufficient additional Shares in open market or privately negotiated transactions to block any acquisition by another person. In addition, the Special Committee considered that the Proposal was subject to withdrawal at any time after May 15, 2000 (with such date subsequently extended to May 19, 2000), and if the Special Committee delayed action on it to allow time for solicitation of other acquisition proposals to a greater extent than the contacts made by Bear Stearns there was a significant risk that the Proposal would be withdrawn. Moreover, the Special Committee felt that rejecting the Proposal would have an immediate and perhaps lasting adverse effect on the price of the Company's common stock considering the lack of attractive alternatives, discussed above, and the perceived improbability that a higher or better offer would be tendered.

    Before making the Proposal, FLX and Mr. Murdock also considered various alternatives to the Proposal, including those described above as considered by the Company and the Special Committee. They also considered a liquidation of the Company by a sale of its assets and a distribution of the net after-tax proceeds. They determined not to give such an alternative serious consideration because of the length of time, transaction costs and uncertainty involved.

    REASONS. Mr. Murdock, and each of Parent, Purchaser, FLX and the Company, believe that it is in the Company's best interest to operate as a privately held entity. Without the constraint of the public market's emphasis on quarterly earnings, the Company will have greater operating flexibility to focus on enhancing long-term value by emphasizing growth (both internally and through acquisitions) and operating cash flow. Purchaser believes that an emphasis on long-term growth rather than short-term earnings could eventually result in greater business and capital market opportunities than would be available to the Company if it remained publicly held. In addition, Purchaser believes that as a privately held entity, the Company will be able to make decisions that may negatively affect quarterly earnings but that may increase the value of the Company's assets or earnings over the long-term. In a public company setting, decisions that negatively affect earnings could significantly reduce per share price, if analysts' short-term earnings expectations are not met or exceeded.

    Furthermore, if the Company is privately held by Mr. Murdock through FLX and Purchaser, there will no longer be the perception of a real or potential conflict of interest between Mr. Murdock's private real estate holdings and the interests of the Company. Although Mr. Murdock has endeavored to provide real estate opportunities to the Company in preference to retaining them for his own benefit, the Offer and the Merger, once complete, will eliminate the need to do so in the future. Further, the Offer and the Merger may provide opportunities to combine the real estate operations and expertise of Mr. Murdock's privately held companies with Company operations, thus opening the way for cost savings and efficiencies not available at present while the Company is publicly held.

    Finally, following the Merger, the Company will no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which will allow the Company to eliminate the time devoted by its management and certain other employees to matters which relate exclusively to the Company being a publicly held company. "Going private" will also reduce certain costs which relate to being a public company, including legal costs, the costs of certain accounting and auditing activities, the cost of preparing, printing and mailing corporate reports and proxy statements, the expense of a transfer agent and the cost of investor relations activities.

    These assessments are based upon publicly available information regarding the Company, Purchaser's and FLX's knowledge of the Company, and Mr. Murdock's experience in investing in or managing public and private companies generally.

    EFFECTS. As a result of the Offer and the Merger, the entire equity interest in the Company will be indirectly owned by Mr. Murdock and FLX through the ownership of Parent. Shareholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company and any right to participate in its earnings and any future growth. If the Merger is consummated, non-tendering shareholders will no longer have an equity interest in the Company and instead will have only the right to receive cash consideration pursuant to the Merger Agreement. See THE MERGER AGREEMENT AND CERTAIN OTHER CONSIDERATIONS, below. Similarly, after selling their Shares in the Offer or the subsequent Merger, shareholders of the Company will not bear the risk of any decrease in the value of the Company.

    The Shares are expected to continue trading during the course of the Offer, until the Merger is consummated. However, following the Merger, the Shares will no longer be traded on the NYSE and price quotations for sales of Shares in the public market will no longer be available. Upon completion of the Merger, the registration of the Shares under the Exchange Act will terminate, and the Company will no longer file periodic or annual reports. The Company's officers, directors and the owners of more than 10% of the Common Stock will no longer be subject to the short-swing profit provisions of Section 16(b) of the Exchange Act.

    BENEFITS. Shareholders who accept the Offer will sell their Shares for cash at a price representing a premium of approximately 53% over the closing market price of the Shares on March 29, 2000, the last full trading day prior to the initial public announcement of the Proposal. This will provide a source of liquidity not otherwise available, and will eliminate the shareholders' exposure to fluctuations in market value of the Shares. In addition, the Offer will allow shareholders to pursue other investment alternatives. An investment in the Company on December 27, 1995 (the first day it traded as a separate public company) would have yielded a negative return or loss of 29% as of December 31, 1999. An investment during the same time period in the S&P 500 or NASDAQ would have yielded positive return or gain of 155% or 293%, respectively. If the Offer is completed, once the Merger occurs, non-tendering shareholders will receive the same consideration for their Shares, unless they exercise appraisal rights.

3. PLANS FOR THE COMPANY; OTHER MATTERS

PLANS FOR THE COMPANY

    Parent and Mr. Murdock expect to conduct a detailed review of the Company and its business and operations with a view towards determining how to optimally realize any potential synergies which exist between the operations of the Company and those of Parent, its subsidiaries and Mr. Murdock's privately-held companies. Such review is not expected to be completed until after the consummation of the Merger, and, following such review, Parent will consider, what, if any, changes would be desirable in light of the circumstances then existing. Parent also may consider reincorporating the Company under the laws of the State of Delaware.

    The Merger Agreement provides that the members of the Company Board at the Effective Time of the Merger will, from and after the Effective Time of the Merger, be the directors of the Surviving Corporation. Purchaser presently intends that upon consummation of the Merger, it will cause the officers of the Company to be designated as the officers of the Surviving Corporation. See
Schedule I, Part 4 for a description of these officers and directors.

    Except as disclosed in this Offer, and except as may occur in connection with the integration of operations referred to above, neither Parent nor Purchaser has any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of assets, involving the Company or its subsidiaries, or any material changes in the Company's corporate structure, business or composition of its management or personnel.

OTHER MATTERS

    SHAREHOLDER APPROVAL. Under the HBCA, the approval of the Company Board and the affirmative vote of the holders of a simple majority of the outstanding Shares are required to adopt and approve the Merger Agreement and the transactions contemplated thereby. The Merger Agreement, however, requires that the Purchaser acquire a simple majority of all of the outstanding Shares not already owned by Purchaser or its affiliates. This condition may be waived by Purchaser or Parent after consultation with the

Special Committee if Purchaser has acquired a simple majority of the outstanding Shares, including those previously owned by Purchaser or its affiliates. The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval of the Merger by the Company's shareholders in accordance with the HBCA. Therefore, unless the Merger is consummated pursuant to the short-form merger provisions under the HBCA as described below (in which case no further corporate action by the shareholders of the Company will be required to complete the Merger), the only remaining legally required corporate action of the Company will be the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a simple majority of the Shares.

    SHORT-FORM MERGER. Section 415-75.5 of the HBCA provides that, if a corporation owns at least 90% of the outstanding shares of each class of two or more subsidiary corporations, the corporation holding such shares may merge such corporations together without any action or vote on the part of the boards of directors or the shareholders of either corporation (a "short-form merger"). If Purchaser acquires in the aggregate at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, then, at the election of Parent, a short-form merger could be effected without any approval of the Company Board or the shareholders of the Company, subject to compliance with the provisions of
Section 415-75.5 of the HBCA. Even if Purchaser does not own 90% of the outstanding Shares following consummation of the Offer, Purchaser may extend the Offer for a subsequent offering period and seek to purchase additional Shares in order to reach the 90% threshold, permitting Parent to employ a short-form merger. Alternately, Purchaser could seek to purchase enough Shares to acquire 90% of the Shares without extending the Offer. The per Share consideration paid for any Shares acquired in market or private transactions following the Offer may be greater or less than that paid in the Offer. Parent presently intends to effect a short-form merger if permitted to do so under the HBCA.

    APPRAISAL RIGHTS. Holders of Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of Shares at the Effective Time of the Merger who do not vote in favor of the Merger Agreement will have the right to dissent and demand appraisal of, and receive payment in cash of the fair value of, their Shares outstanding immediately prior to the Effective Time of the Merger in accordance with
Section 415-81 of the HBCA.

    Under the HBCA, dissenting shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of fair value of the Shares could be based upon factors other than or in addition to the price per Share to be paid in the Offer and the Merger and the market value of the Shares. Shareholders should recognize that the value so determined could be higher or lower than the price per Share to be paid pursuant to the Offer.

THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS UNDER THE HBCA DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE HBCA. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE HBCA. A COPY OF SECTION 415-81 OF THE HBCA IS ATTACHED HERETO AS SCHEDULE II AND THE FOREGOING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SCHEDULE II. THE FOREGOING DESCRIPTION OF CERTAIN PROVISIONS OF THE HBCA IS NOT NECESSARILY COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE HBCA.

4. FAIRNESS OF THE TRANSACTION

    FLX, PARENT, AND PURCHASER. Mr. Murdock, Parent, FLX, and Purchaser believe that the terms and conditions of the Offer and the Merger are fair to the Company and to its shareholders.

    They base this belief on the following factors:

    - The Special Committee, consisting of directors who are neither designees of Purchaser or its affiliates nor officers of the Company, was appointed to represent the interests of the shareholders of the Company other than Mr. Murdock and his affiliates;

    - The Special Committee retained and was advised by independent legal and financial advisors;

    - The Special Committee and the Company Board each determined that the Merger Agreement and the transactions it contemplates, including the Offer and the Merger, taken together, are in the best interests of the shareholders of the Company other than Mr. Murdock and his affiliates; approved the Merger Agreement and the transactions it contemplates, including the Offer and the Merger, and recommended that the shareholders of the Company other than Mr. Murdock and his affiliates accept the Offer and tender their Shares;

    - The Offer and the Merger and the other terms and conditions of the Merger Agreement are the result of arm's length, good faith negotiations between Mr. Murdock, FLX, Parent and Purchaser, on the one hand, and the Company, on the other hand;

    - The price of $18.50 per Share to be paid in the Offer and the Merger represents a premium of approximately 53% over the reported closing price for the Shares on the last full trading day prior to the public announcement by Mr. Murdock and FLX of the Proposal;

    - The Offer and Merger will each provide consideration to the Company's shareholders entirely in cash;

    - Mr. Murdock, FLX, Parent and Purchaser reviewed similar precedent transactions as well as the historical financial performance of the Company, its financial results and historical market prices of the Shares; and

    - Bear Stearns, financial advisor to the Special Committee, delivered its opinion to the Special Committee to the effect that the consideration in the Offer is fair, from a financial point of view, to the Company's shareholders other than FLX and its affiliates.

    Mr. Murdock, Parent, FLX and Purchaser considered a number of factors, in addition to those stated above, including the lack of favor which real estate-related securities have recently found in the public market and certain factors concerning the Company's stock including the lack of active coverage by most Wall Street analysts, lack of liquidity as evidenced by relatively low trading volume, lack of consistent earnings and cash flow and the absence of dividends, a need for ongoing capital investments to realize upon the potential of the Company's assets, and the lack of a specific identity of the Company as either a home builder, a commercial property owner or developer, a resort operator or some other type of real estate-related company. Further, they considered the cyclical nature of the real estate business, the long-term nature of the assets, the high concentration of assets in Hawaii and the diversity of the other geographic locations of Company assets, the impact of increased interest rates and the historical price of the Company's securities. It is not practical to attempt to the state the weight assigned to each of these factors by Mr. Murdock, Parent, FLX and the Purchaser.

    Since the Company became a separate publicly held company in 1995, the chart below shows the Company's stock has traded within a relatively narrow range and, as indicated by the notes on the chart, has traded above the offer price only during the period of time in which the Company was making an offer to repurchase its own shares in a "Dutch auction" format.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

   DATE       CLOSE
27-Dec-1995       18
28-Feb-1996     14.5
30-Apr-1996    16.25
01-Jul-1996       16
30-Aug-1996    15.25
31-Oct-1996   15.375
03-Jan-1997       16
06-Mar-1997    15.75
07-May-1997   14.375
09-Jul-1997  16.5625
09-Sep-1997  20.4375
07-Nov-1997   17.625
12-Jan-1998  15.1875
16-Mar-1998   16.875
15-May-1998   19.125
17-Jul-1998     20.5
17-Sep-1998  15.3125
17-Nov-1998    15.25
21-Jan-1999   16.375
24-Mar-1999  14.1875
25-May-1999  15.0625
27-Jul-1999   15.875
27-Sep-1999  14.9375
26-Nov-1999   12.875
28-Jan-2000  12.1875
29-Mar-2000  12.0625

    In considering the Company's historical market performance, Mr. Murdock, Parent, FLX and Purchaser considered the fact that the Company's stock price has significantly underperformed the S&P 500 Index. For the last two years, using April 13, 1998 as a base, and comparing values on March 29, 2000, immediately prior to the Proposal; the S&P 500 had increased to approximately 135% of its original value and the Company's stock had decreased to approximately 70% of its original value.

    COMPANY BOARD AND SPECIAL COMMITTEE. The Company Board, after considering the report of the Special Committee and the Fairness Opinion, is also of the view that the terms and conditions of the Offer and Merger are fair to the shareholders of the Company. As noted above, a Special Committee of independent directors was formed consisting of Mr. Carson, Mr. Cook, Mr. Dallas and Mr. Hogan. The Special Committee promptly retained independent legal and financial advisors and retained Bear Stearns to assist it with evaluating the Proposal and the terms and conditions of the Offer and Merger.

    The Special Committee retained Bear Stearns based upon Bear Stearns' qualifications, experience and expertise, and because Bear Stearns is a well-recognized investment banking and advisory firm. Bear Stearns, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and has negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, recapitalizations, and valuations for corporate and other purposes.

    In the ordinary course of business, Bear Stearns and its affiliates may actively trade in the securities of the Company for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. For a description of the procedures followed by Bear Stearns and a summary of its report see BEAR STEARNS' ANALYSIS, below.

    The Special Committee directed Bear Stearns to make inquiries of a number of companies who, in the belief of the Special Committee and its advisors, might have an interest in proposing alternative transactions and directed Bear Stearns to advise them of any unsolicited proposals or inquiries made. Further, they provided Bear Stearns with, and considered themselves, detailed reports on the Company's historical performance, projections, financial condition and assets and consulted with their legal advisors about the appropriate matters to consider in evaluating the terms of the Proposal, the Offer and the Merger. The

Special Committee had extensive discussions with, and received reports from Bear Stearns, the Company, Mr. Murdock and other representatives of FLX (including Deutsche Bank), and was advised of the limited appraisal conducted on the Company's properties on the island of Lana'i and some of its property on the island of Oahu.

    In determining whether to recommend approval of the Merger Agreement and the Offer, the Special Committee considered the following factors:

    MARKET PRICE AND PREMIUM

    The Special Committee considered the historical market prices and recent trading activity of the Shares, including the fact that the consideration to be received by shareholders in the Offer and the Merger represents a premium of approximately 53% to the price at which the Common Stock was trading prior to public announcement of the Proposal on March 29, 2000. The Special Committee took note of the fact that the Company repurchased 3,015,764 Shares in July 1998 at $19.25 per Share pursuant to a self tender offer and that the book value per Share at March 31, 2000, was approximately $32.60. The Special Committee also considered the fact that the Shares had not traded as high as $18 per share in any period after the self tender until announcement of the Proposal. See PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES.

    LACK OF ALTERNATIVE ACQUISITION PROPOSALS

    The Special Committee considered the fact that since announcement of the Proposal on March 29, 2000, except as described in PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE OFFER AND MERGER, above, no other party had contacted the Special Committee or its financial advisor to express an interest in submitting an acquisition proposal at a higher price. While the Special Committee considered it possible that an alternative proposal might be obtained at a higher price if FLX were willing to sell its shares in the Company, the Special Committee concluded that such an offer was relatively unlikely in view of FLX's opposition to any such transaction. In this connection, the Special Committee noted that FLX and its affiliates could, with relative ease, acquire sufficient additional shares of the Company in open market or privately negotiated transactions to block any acquisition by another person. In addition, the Special Committee considered that the Proposal was subject to withdrawal at any time after May 15, 2000 (subsequently extended to May 19, 2000), and if the Special Committee delayed action on it to allow time for more active solicitation of acquisition proposals other than the contacts made by Bear Stearns there was a significant risk that the Proposal would be withdrawn.

    SPECIAL COMMITTEE FORMATION AND ARM'S LENGTH NEGOTIATIONS

    The Special Committee considered the fact that the Merger Agreement and the Offer are the product of arm's-length negotiations between FLX and the Special Committee, none of whose members are employed by or affiliated with the Company (other than as directors or shareholders of the Company), FLX or any of their affiliates.

    OFFER PRICE AND MERGER CONSIDERATION

    The Special Committee concluded, based on its negotiations with FLX and all of the other information available to it, that $18.50 per Share represents the highest price that FLX is willing to pay and the highest price reasonably attainable for the shareholders.

    BEAR STEARNS FAIRNESS OPINION

    The Special Committee considered the financial advice of Bear Stearns and the Fairness Opinion to the effect that, as of the date of such opinion and based upon and subject to the assumptions, factors and limitations set forth therein, the $18.50 per Share in cash being offered in the Offer and Merger is fair, from a financial point of view, to the Company's shareholders other than FLX and its affiliates. A COPY OF

THE FAIRNESS OPINION SETTING FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY BEAR STEARNS, IS ATTACHED AS EXHIBIT A TO THIS OFFER TO PURCHASE AND IS INCORPORATED HEREIN BY REFERENCE. SHAREHOLDERS ARE URGED TO, AND SHOULD, READ THE FAIRNESS OPINION CAREFULLY AND IN ITS ENTIRETY.

    TRANSACTION STRUCTURE

    The Special Committee evaluated the benefits of the transaction being structured as a cash tender offer for all of the outstanding shares, thereby enabling shareholders to obtain cash for all of their Shares at the earliest possible date, and the fact that the per Share consideration to be paid in the Merger is the same as in the Offer. The Committee also considered the fact that more than 94 days from public announcement of the Proposal, and more than 39 days from public announcement of the Merger Agreement, will have elapsed before Shares may be accepted for payment in the Offer. This lapse of time should provide a sufficient period of time for any party desiring to do so to present any alternative acquisition proposal.

    MINIMUM CONDITION

    The Special Committee considered the fact that the Minimum Condition in the Offer requires the tender of a majority of the outstanding Shares held by persons other than FLX and its affiliates before Shares may be purchased in the Offer and that before the Minimum Condition is waived FLX must consult with the Special Committee.

    TERMS OF THE MERGER AGREEMENT

    The Special Committee also considered the terms of the Merger Agreement, including the ability of the Special Committee to provide non-public information concerning the Company to any third party who may have an interest in submitting an acquisition proposal, if the Special Committee determines that there is a reasonable likelihood that such actions would lead to a transaction proposal with a reasonable likelihood of completion. Further, if an alternative transaction proposal is received by the Company, the Special Committee may terminate the Merger Agreement if it determines that such action is required to comply with its fiduciary duties to shareholders. In such event, FLX would be entitled to receive a fee equal to 2% of the consideration available to Company shareholders in the alternative transaction proposal, but not less than $6.8 million. The Special Committee concluded that the amount of such fee was not of such magnitude as would constitute a meaningful obstacle to a competing proposal if there is a person who wishes to submit one.

    HISTORICAL AND PROJECTED FINANCIAL PERFORMANCE AND RELATED RISKS AND
     UNCERTAINTIES

    The Special Committee considered the Company's business, financial condition, results of operations and prospects and the nature of the industry in which the Company operates, including the prospects of the Company if it were to remain independent. In this connection, the Special Committee considered the projected results of operations prepared by the Company's management. The Special Committee noted that in view of the vulnerability of the Company's business to changes in the general economy and the cyclical nature of the industry in which the Company operates, achievement of projected results of operations is subject to significant uncertainties.

    In addition to the matters mentioned above, the Special Committee considered all of the terms of the Merger Agreement, the present economic environment, the availability of appraisal rights in the Merger, the likelihood of completion of the Offer and the Merger, and all of the other facts and circumstances pertaining to the proposed transaction. The Special Committee did not consider that it was practicable or useful to quantify or otherwise assign relative weights to the various factors considered by it. Based upon all of the information available to it, the Special Committee concluded that the Offer and the Merger are fair to and in the best interests of shareholders.

    After considering all the information it had received, the Special Committee unanimously determined that the terms of the Offer and Merger are fair and in the best interests of the Company and its shareholders and recommended to the Company Board that the Merger Agreement be approved and a recommendation be made to shareholders (other than FLX and its affiliates) to tender all of their Shares in the Offer. Mr. Dallas was unable to participate in the meeting of the Special Committee on May 19, 2000, but has advised the Company of his agreement with the conclusion reached at that meeting.

    APPROVAL OF DIRECTORS.

    The Company Board unanimously determined that the terms of the Offer and the Merger are fair to and in the best interests of the shareholders of the Company, and approved the Offer and the Merger and the other transactions contemplated by the Merger Agreement, and approved the Merger Agreement, including approval for purposes of the "interested shareholder" provisions of the HBCA. As required by Hawaii law, the vote of the Company Board was sufficient to approve the Offer, the Merger and the Merger Agreement without considering the votes of Mr. Murdock and one other director, Lynn Scott Safrit, because Mr. Murdock is the owner of the Purchaser and Ms. Safrit is employed by one of Mr. Murdock's privately held real estate companies. However, so that the Offer could be unanimously recommended by the Company Board, Mr. Murdock and Ms. Safrit indicated their approval. Mr. Dallas was unable to participate in the May 19, 2000 meeting but has authorized the Company to state that he agrees and joins in the resolutions of the Company Board.

5. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

PRESENTATIONS OF DEUTSCHE BANK, FINANCIAL ADVISOR TO MR. MURDOCK AND FLX

    Deutsche Bank acted as financial advisor to Mr. Murdock and FLX in connection with the proposed acquisition by Mr. Murdock and FLX of the Shares. In connection with Mr. Murdock's and FLX's consideration of the proposed acquisition, FLX furnished Deutsche Bank with certain information describing the Company. Independently, Deutsche Bank developed information about the Company from publicly available sources. In conversations and meetings, Deutsche Bank, Mr. Murdock and FLX discussed the proposed acquisition and various alternatives and evaluated preliminary information relative to a potential transaction. On May 4, 2000, Deutsche Bank met with Mr. Murdock and other representatives of FLX to review information materials, dated as of that date, that Deutsche Bank had prepared on the proposed acquisition based on a transaction price of $17 per share, including related information on valuation and transaction alternatives available to the Company. Following the meeting, the same group reviewed the transaction proposal with the Special Committee, its financial advisor, Bear Stearns, and the Special Committee's legal counsel, GDC. During the meeting with the Special Committee, Deutsche Bank presented the information materials and discussed them with the other participants.

    DEUTSCHE BANK HAS NOT ACTED AS FINANCIAL ADVISOR TO THE COMPANY, THE COMPANY BOARD OR THE SPECIAL COMMITTEE. DEUTSCHE BANK WAS NOT REQUESTED TO, AND DID NOT, RENDER AN OPINION WITH RESPECT TO THE FAIRNESS OF THE TRANSACTION OR THE CONSIDERATION TO BE PAID IN THE OFFER AND MERGER, OR AS TO VALUATION OR OTHERWISE. THE MATERIALS PREPARED BY DEUTSCHE BANK IN CONNECTION WITH THE ACQUISITION, INCLUDING BUT NOT LIMITED TO THE MAY 4, 2000 INFORMATION MATERIALS, ARE NOT AN OPINION AS TO THE FAIRNESS TO THE COMPANY OR ITS SHAREHOLDERS OF THE TRANSACTION OR THE CONSIDERATION TO BE PAID IN THE OFFER AND MERGER, DO NOT CONSTITUTE A RECOMMENDATION TO THE COMPANY OR ITS SHAREHOLDERS AS TO THE TRANSACTION, AS TO WHETHER SHAREHOLDERS SHOULD TENDER THEIR SHARES OR AS TO HOW THEY SHOULD VOTE WITH RESPECT TO THE TRANSACTION, AND SHOULD NOT BE RELIED ON AS A BASIS FOR ANY INVESTMENT DECISION.

    Copies of the May 4, 2000, information materials are available for inspection and copying at the Company's principal executive offices at 10900 Wilshire Boulevard, Los Angeles, California 90024, during regular business hours by any interested shareholder of the Company or the shareholder's representative who has been so designated in writing. We have also filed these materials with the Commission as an exhibit to the tender offer statement on Schedule TO. You may obtain these materials from the Commission in the same manner as set forth in CERTAIN INFORMATION CONCERNING THE COMPANY, below.

    In connection with Deutsche Bank's role as financial advisor to Mr. Murdock and FLX, Deutsche Bank has, among other things:

    - reviewed certain publicly available financial information and other information concerning the Company;

    - reviewed certain internal analyses and other information furnished to Deutsche Bank by Mr. Murdock, FLX and the Company;

    - held discussions with Mr. Murdock, other members of the senior managements of FLX and the Company regarding the businesses and prospects of the Company;

    - reviewed the reported prices and trading activity for the Shares;

    - compared certain financial and certain stock market information for the Company with similar information for selected companies whose securities are publicly traded;

    - reviewed the financial terms of selected recent business combinations which Deutsche Bank deemed comparable in whole or in part to the proposed business combination of FLX and the Company; and

    - performed such other studies and analyses and considered such other factors as Deutsche Bank deemed appropriate.

    Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information concerning FLX or the Company, whether publicly available or furnished to Deutsche Bank, including, without limitation, any financial information, forecasts or projections, considered in connection with the preparation and presentation of the information materials. Accordingly, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank, in its role as financial advisor to Mr. Murdock and FLX, did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of the Company. With respect to the financial forecasts and projections made available to Deutsche Bank by Mr. Murdock and FLX and used in Deutsche Bank's analysis, Deutsche Bank assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Mr. Murdock and other members of the management of FLX as to the matters covered by them. Deutsche Bank expressed no view as to the reasonableness of the financial forecasts and projections, or the assumptions on which they are based. The
May 4, 2000 information materials prepared and presented by Deutsche Bank were necessarily based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, May 3, 2000.

    The following is a summary of the material financial analyses used by Deutsche Bank in preparing the May 4, 2000 information materials and does not purport to be a complete description of the analyses performed by Deutsche Bank. The following quantitative information, to the extent it is based on market data, is based on market data as it existed at or about May 3, 2000, and is not necessarily indicative of current market conditions. You should understand that the order of analyses and the results derived from these analyses described below do not represent relative importance or weight given to these analyses by Deutsche Bank.

    OVERVIEW OF GOING PRIVATE TRANSACTION. The May 4, 2000 information materials described in summary form the issues that the common stock of the Company faced as a public security, as well as the benefits that the shareholders not affiliated with Mr. Murdock and FLX, and the Company, would realize through acceptance of the $17 per share transaction proposal. Deutsche Bank identified benefits to the non-affiliated shareholders, including the opportunity to achieve liquidity for the common stock at a significant premium to the pre-announcement trading range and to eliminate the uncertainty with respect to the future stock price in a rising interest rate environment.

    HISTORICAL STOCK PERFORMANCE. The May 4, 2000 information materials reflected Deutsche Bank's analysis of the historical trading of the Company's common stock relative to certain industry indices, the price/volume relationship of the last twelve months trading in the Company's common stock, as well as the liquidity of the Company's common stock.

    GOING PRIVATE TRANSACTION PREMIA. In preparing the May 4, 2000 information materials Deutsche Bank reviewed and analyzed the financial terms, to the extent publicly available, of ten going private transactions completed since April 1, 1995, in which the acquirer owned at least 20% but not more than 50% of the target prior to announcement. Deutsche Bank determined that the selected going private transactions were effected at a premium to the acquired companies' per share market price 1 day, 5 days and 60 days prior to the announcement of the transaction, and calculated the corresponding premia for the Company that are implied in Mr. Murdock's and FLX's $17 per share transaction proposal. The following table summarizes the results of this analysis:

                                  PREMIA IMPLIED IN PROPOSED
                                 ACQUISITION OF COMPANY BY MR.    MEDIAN PREMIA FOR SELECTED
                                      MURDOCK AND FLX AT         TRANSACTIONS WITH SIGNIFICANT
                                           $17.00(1)                    SHAREHOLDERS(2)
                                 -----------------------------   -----------------------------
1 day..........................              40.9%                           18.9%
5 days.........................              36.7                            25.5
60 days........................              39.5                            36.5

--------------------------
(1) Based on the Company's stock price before announcement on March 29, 2000.

(2) Source: Factset and SDC. Premia based on trading prices 1 day, 5 trading days and 60 trading days prior to announcement of the relative transaction.

    ANALYSIS OF SELECTED COMPANIES AND PRECEDENT TRANSACTION ANALYSIS. In the May 4, 2000 information materials, Deutsche Bank reviewed and analyzed certain financial information for the Company and for several public companies in the homebuilding, real estate investment trust ("REIT") and diversified real estate industries, which Deutsche Bank deemed to be comparable, in whole or in part, to the operations of the Company. Additionally, Deutsche Bank reviewed and analyzed the financial terms, to the extent publicly available, of several transactions involving companies in the homebuilding, REIT and diversified real estate industries. Deutsche Bank compared the trading multiples calculated for the comparable companies and the transaction multiples calculated for the selected transactions to the multiple implied by Mr. Murdock's and FLX's $17 per share transaction proposal. The results of this analysis are summarized below:

SELECTED VALUATION METRICS                                    TEV(1)/LTM EBITDA(2)
--------------------------                                    --------------------
CASTLE & COOKE AT OFFER PRICE ($17.00)......................          11.8x
SELECTED PUBLIC COMPANIES (MEDIAN VALUATIONS):
  Homebuilders..............................................           4.3x
  REITs.....................................................           7.5
  Diversified real estate...................................           9.8
SELECTED TRANSACTIONS (MEDIAN VALUATIONS):
  Homebuilders..............................................           7.6x
  REITs and diversified real estate.........................          12.6

--------------------------
(1) Total enterprise value (TEV) equals equity value plus total debt less cash and equivalents.

(2) Latest twelve months (LTM) earnings before interest, taxes, depreciation and amortization (EBITDA).

    SEGMENT VALUATION ANALYSIS. Deutsche Bank prepared a summary segment valuation analysis assuming a going private transaction of the Company. The analysis used selected data from the analysis of selected transactions referred to above. In valuing the Company's business segments, Deutsche Bank applied valuation metrics to calculate multiple ranges and other metric ranges as follows:

                                                                                 RANGE OF VALUATION
                                                                                    MULTIPLE OR
                                                       VALUATION METRIC        OTHER VALUATION METRIC
                                                       ----------------        ----------------------
Homebuilding...................................  LTM EBITDA multiple               5.0x - 6.5x
Resort operations..............................  "Per key" analysis            $310,000 - $460,000
Commercial and other operations................  Capitalization rate               10.5% - 9.5%
LTM SG&A expense (deduct)......................  LTM EBITDA multiple               5.0x - 7.0x

For resort operations transactions among the selected transactions, Deutsche Bank used a "per key" analysis, which determines enterprise value calculated on a per guest room basis as determined by reference to resort property sales. Deutsche Bank determined that this type of analysis resulted in a higher valuation than a discounted cash flow analysis, since the Company's resort operations have not historically generated, and are not expected to generate, meaningful cash flow over the projection period reviewed by Deutsche Bank. Deutsche Bank explained in its presentation during the May 4, 2000 meeting of the Special Committee that the Company's resort operations, if valued on a discounted cash flow basis as determined by the Company's projections, would be valued at significantly lower values than based on a "per key" analysis. Deutsche Bank also cautioned that the "per key" analysis was subject to inherent limitations, due to the unique aspects of any specific resort property selected for review as compared with the Company's resort operations.

    From these enterprise value multiple ranges and other metric ranges, Deutsche Bank derived the Company's implied total enterprise value range on a segment-by-segment basis, including the overhead burden of the Company's sales, general and administrative ("SG&A") expenses, and subtracted net debt as of December 31, 1999 of $264.9 million to calculate an implied equity value range for the Company of $172.1 million to $275.3 million. The equity value was distributed among the fully diluted shares of the Company, resulting in a per share value range of $10.09 to $16.14, where the bottom value implied a 16.4% discount, and the top value implied a 33.8% premium, to the Company's pre-announcement stock price, and the range implied a discount to the $17 per share transaction price in the Proposal.

    Deutsche Bank also prepared a summary segment valuation analysis assuming the Company remained public. The analysis used selected data from the analysis of selected companies referred to above. In valuing the Company's business segments, Deutsche Bank applied valuation metrics to calculate multiple ranges and other metric ranges as follows:

                                                                                 RANGE OF VALUATION
                                                                                    MULTIPLE OR
                                                       VALUATION METRIC        OTHER VALUATION METRIC
                                                       ----------------        ----------------------
Homebuilding...................................  LTM EBITDA multiple               3.5x - 5.0x
Resort operations..............................  "Per key" analysis            $130,000 - $150,000
Commercial and other operations................  Capitalization rate               10.5% - 9.5%
LTM SG&A expense (deduct)......................  LTM EBITDA multiple               5.0x - 7.0x

From these enterprise value multiple ranges and other metric ranges, Deutsche Bank derived the Company's total enterprise value on a segment-by-segment basis, including the overhead burden of the Company's SG&A expenses, as described above and subtracted net debt as of December 31, 1999 of $264.9 million to calculate an implied equity value range for the Company of $72.8 to $130.3 million. The equity value was distributed among the fully diluted shares of the Company, resulting in a per share value range of $4.27 to $7.64, implying a 64.6% to 36.7% discount to the Company's pre-announcement stock price, and a discount to the $17 per share transaction price then proposed.

    The foregoing summary describes analyses and factors that Deutsche Bank deemed material in its presentation at the May 4, 2000 meeting of the Special Committee, but it is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with the presentation and its role as financial advisor to Mr. Murdock and FLX. The determination of approaches to valuation in an acquisition is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of the analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the presentation. In preparing its May 4, 2000 information materials and formulating its May 4, 2000 presentation as to the ranges of values of the Company, Deutsche Bank did not assign specific weights to any particular analyses.

    In conducting its analyses, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide information to Mr. Murdock and FLX, and to the Special Committee and its advisors, as to the ranges of values for the Shares under different assumptions and valuation methodologies, as compared to the $17 per share price then offered by FLX. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by Mr. Murdock, FLX and the Company with numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Mr. Murdock, FLX or the Company. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by the analyses. Because the analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Mr. Murdock, FLX or the Company or their respective advisors, none of Mr. Murdock, FLX, their affiliates, Deutsche Bank or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

    The terms of the Offer and Merger under the Merger Agreement were determined through negotiations between Mr. Murdock, FLX and the Special Committee and their respective representatives. Although Deutsche Bank provided advice to Mr. Murdock and FLX during the course of these negotiations, the decision to enter into the Merger Agreement was solely that of Mr. Murdock and FLX. Deutsche Bank did not review the terms of the Offer and Merger under the Merger Agreement for purposes of preparing the May 4, 2000 information materials or any other materials and their presentation. Deutsche Bank's advice was only one of a number of factors taken into consideration by Mr. Murdock and FLX in making their determination to approve the transaction.

    Mr. Murdock and FLX selected Deutsche Bank, an affiliate of Deutsche Bank AG, which together with its affiliates comprises Deutsche Bank Group, as financial advisor in connection with the proposed acquisition by Mr. Murdock and FLX of the Company based on Deutsche Bank's qualifications, expertise, reputation and experience in mergers and acquisitions. Mr. Murdock and FLX have retained Deutsche Bank under an engagement letter dated March 29, 2000. As compensation for Deutsche Bank's services in connection with the proposed acquisition, a cash fee of $100,000 became payable by Mr. Murdock and FLX to Deutsche Bank upon signing of the engagement letter, and an additional cash fee of $500,000 became payable upon execution of the Merger Agreement. Contingent on the consummation of the Offer and Merger, Mr. Murdock and FLX will pay Deutsche Bank a fee of approximately $2.6 million, against which amount the previously paid cash fees will be credited. Regardless of whether the Offer or the Merger is consummated, Mr. Murdock and FLX have agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank's counsel (not to exceed $150,000) and all of Deutsche Bank's reasonable travel and other out-of-pocket expenses incurred in connection with the transaction or otherwise arising out of the retention of Deutsche Bank under the engagement letter. Mr. Murdock, FLX and certain of their affiliates have also agreed to indemnify members of Deutsche Bank Group and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the merger.

    Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. One or more members of the Deutsche Bank Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Mr. Murdock, FLX, the Company and their respective affiliates for which one or more members of the Deutsche Bank Group have received compensation. In this transaction, Bankers Trust Company, a Deutsche Bank affiliate, is acting as administrative agent and collateral agent for a syndicate of lenders, and as lender, committing to Parent and Purchaser bank loan facilities in the aggregate amount of $415 million to finance the Offer and to refinance certain existing indebtedness of the Company. Deutsche Bank is acting as advisor and arranger for these bank loan facilities. Mr. Murdock, FLX, Parent and Purchaser have retained Deutsche Bank as Dealer Manager in connection with the Offer. In the ordinary course of business, members of the Deutsche Bank Group may actively trade in the securities and other instruments and obligations of the Company or other affiliates of Mr. Murdock for their own accounts and for the accounts of their customers. Accordingly, members of the Deutsche Bank Group may at any time hold a long or short position in such securities, instruments and obligations.

BEAR STEARNS' ANALYSIS

    On May 19, 2000, the Special Committee met to review the Offer and the final terms of the Merger Agreement. During this meeting, Bear Stearns orally rendered its opinion, that, as of that date, based upon and subject to the various considerations set forth in the Bear Stearns opinion, the consideration to be received by the shareholders of common stock, other than FLX and its affiliates, in the Merger is fair to such shareholders from a financial point of view. The Fairness Opinion was provided following the meeting.

    The Special Committee retained Bear Stearns to act as its financial advisor in connection with the Offer. Bear Stearns was selected by the Special Committee based on Bear Stearns' qualifications, expertise and reputation. Bear Stearns is an internationally recognized investment banking, advisory and securities firm. Bear Stearns, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate or other purposes. In the ordinary course of its business, Bear Stearns may actively trade the securities and loans of the Company and its affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or loans.

    THE FULL TEXT OF THE FAIRNESS OPINION, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY BEAR STEARNS IN RENDERING THE FAIRNESS OPINION, IS ATTACHED AS EXHIBIT A TO THIS DOCUMENT. SHAREHOLDERS ARE URGED TO, AND SHOULD, READ THE FAIRNESS OPINION CAREFULLY AND IN ITS ENTIRETY. THE FAIRNESS OPINION WAS DELIVERED TO THE SPECIAL COMMITTEE FOR ITS USE IN CONNECTION WITH ITS CONSIDERATION OF THE OFFER AND ADDRESSES ONLY, AS OF THE DATE OF THE FAIRNESS OPINION, THE FAIRNESS OF THE OFFER CONSIDERATION FROM A FINANCIAL POINT OF VIEW, TO BE RECEIVED BY THE SHAREHOLDERS OF THE COMPANY, OTHER THAN FLX AND ITS AFFILIATES. THE FAIRNESS OPINION IS NOT INTENDED TO BE, AND DOES NOT CONSTITUTE, A RECOMMENDATION TO THE SPECIAL COMMITTEE OF THE COMPANY. THE FAIRNESS OPINION DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF THE SPECIAL COMMITTEE TO RECOMMEND THE OFFER TO THE SHAREHOLDERS OF THE COMPANY OR THE UNDERLYING BUSINESS DECISION OF THE COMPANY TO ENTER INTO THE MERGER AGREEMENT, THE RELATIVE MERITS OF THE OFFER AS COMPARED TO ANY ALTERNATIVE BUSINESS STRATEGIES THAT MIGHT EXIST FOR THE COMPANY OR THE EFFECTS OF ANY OTHER TRANSACTION IN WHICH THE COMPANY MIGHT ENGAGE. THE SUMMARY OF THE FAIRNESS OPINION SET FORTH IN THIS DOCUMENT IS QUALIFIED BY REFERENCE TO THE FULL TEXT OF THE FAIRNESS OPINION.

    In the course of its review and analyses for rendering the Fairness Opinion, Bear Stearns performed the following:

    - reviewed a draft form of the Agreement dated as of May 18, 2000;

    - reviewed the Company's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1997-1999, its Quarterly Report on Form 10-Q for the period ended March 31, 2000 and its Reports on Form 8-K for the three years ended December 31, 1999 and from December 31, 1999 to the date hereof;

    - reviewed certain operating and financial information, including projections for the five years ended December 31, 2004, provided to Bear Stearns by management of the Company relating to the Company's business and prospects;

    - met with certain members of the Company's senior management to discuss the Company's business, operations, historical and projected financial results and future prospects;

    - met with Mr. Murdock and representatives of the financial advisor to FLX, Deutsche Bank to discuss the Offer and their views as to the Company's business;

    - reviewed a letter dated March 29, 2000 and a draft letter dated May 19, 2000, of Deutsche Bank regarding the financing of the Offer by FLX;

    - met with attorneys for the plaintiffs in certain lawsuits which have been filed with respect to the Offer, together with certain consultants and advisors to such counsel;

    - met with the Special Committee and discussed, among other things, the Special Committee's view of the financial projections of the Company furnished to Bear Stearns by the Company's management;

    - reviewed the historical prices, trading multiples and trading volumes of the outstanding shares of the Company;

    - reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to the Company;

    - reviewed the terms of recent merger and acquisition transactions which Bear Stearns deemed generally comparable to the Company and the Offer;

    - performed discounted cash flow analyses on the various segments of the business of the Company based on the projections for such segments of the Company furnished to Bear Stearns by the Company;

    - reviewed certain Schedule 13D's and amendments thereto filed with the Securities and Exchange Commission with respect to the Company, including such schedules filed by Mr. Murdock, Tweedy, Browne Company LLC and the Tisch Group;

    - reviewed certain appraisals of real properties owned by the Company or its subsidiaries furnished to Bear Stearns by the Company;

    - reviewed limited appraisals dated May 18, 2000, with respect to the real property owned by the Company and located on the Island of Lana'i in the State of Hawaii, and certain real property owned by the Company and located on the Island of Oahu in the State of Hawaii, which appraisals were prepared at Bear Stearns' request by The Hallstrom Group Inc., Honolulu, Hawaii;

    - contacted, at the Special Committee's direction, various third parties to determine whether they had any interest in a transaction with the Company;

    - conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

    In the course of Bear Stearns performing its review and analyses for rendering its opinion, Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including, without limitation, the projections, provided to Bear Stearns by the Company. With respect to Company's projected financial results, Bear Stearns assumed that they have been reasonably prepared based on the best currently available estimates and judgments of the senior management of the Company as to the expected future performance of the Company. Bear Stearns does not assume any responsibility for the independent verification of any such information or of the projections provided to it, and further relied upon the assurances of senior management of the Company that they are unaware of any facts that would make the information and projections provided to Bear Stearns incomplete or misleading. In addition, except for those appraisals referred to herein above, Bear Stearns has not performed or obtained any independent appraisals of the assets or liabilities of the Company, nor been furnished with any such appraisals.

    In preparing the Fairness Opinion, Bear Stearns performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Bear Stearns believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the Fairness Opinion. No company or transaction used in the analysis performed by Bear Stearns as a comparison is identical to the Company or the contemplated transaction. In addition, Bear Stearns may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Bear Stearns' view of the actual value of the Company. In performing its analyses, Bear Stearns made numerous assumptions with respect to industry performance, general business and economic conditions and other matters including, among other things, assumptions relating to the continuation of general levels of economic activity, continued relative stability in the capital markets and the continued viability of the real estate industry in which the Company operates. Bear Stearns realized that many of those assumptions were beyond the control of the Company. The analyses performed by Bear Stearns are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold. Bear Stearns is not a real estate appraisal firm, and its engagement did not contemplate appraisals of the Company's real estate holdings. The analyses performed were prepared solely as part of Bear Stearns' analysis of the fairness of the consideration to be received by the shareholders of the Company, other than FLX and its affiliates, and were provided to the Special Committee in connection with the delivery of the Fairness Opinion.

    The following is a summary of material analyses performed by Bear Stearns in connection with the preparation of the Fairness Opinion, and reviewed with the Special Committee at a series of meetings culminating in a meeting held on May 19, 2000. In analyzing the Company, Bear Stearns (a) analyzed (i) the Offer premium relative to the Company's common stock price, (ii) the historical trading prices of the Company's common stock, (iii) the recent performance of the Company's common stock compared to that of other companies in the real estate industry and (iv) potential future trading values of the Company's common stock, and (b) separated the Company's businesses into five primary business segments and applied analyses to each segment, which included comparable companies analysis, merger and acquisition comparable transactions analysis, capitalization of stabilized cash flow analysis, discounted cash flow analysis and, third party real estate appraisals in select instances. The five segments analyzed were:

    - Mainland Residential

    - Hawaii Residential

    - Mainland Commercial

    - Hawaii Commercial

    - Lana'i

PREMIUM, HISTORICAL STOCK PRICE, COMPARATIVE STOCK PRICE AND POTENTIAL FUTURE
  TRADING VALUE ANALYSES

    (a) PREMIUM ANALYSIS. Bear Stearns observed that, based on the proposed transaction price to the public shareholders of $18.50 per share, the following premiums were applicable as of March 29, 2000:

                                                            TRANSACTION PREMIUM
PERIOD PRIOR TO TRANSACTION ANNOUNCEMENT                    BASED ON THE OFFER
----------------------------------------                    -------------------
One-Day Prior.............................................           51%
One-Month Prior...........................................           45
20 Trading Days Average...................................           44
One-Year Average..........................................           31
52-Week High..............................................            4
52-Week Low...............................................           57

    Bear Stearns reviewed publicly available premiums paid in 30 going private transactions between January 1, 1998 and April 24, 2000. Such analysis compared the average premiums paid in each transaction over the 20 day stock price trading average, one day preceding the public announcement of each transaction. Bear Stearns noted that the Offer premium of 44% over the prior 20 trading day average is well above the average 28% premium for the going private transactions reviewed.

    (b) HISTORICAL STOCK PRICE ANALYSIS. Bear Stearns analyzed the prices at which common stock traded since December 28, 1995, when the Company was spun off from Dole and the stock began trading on the NYSE, through to March 28, 2000. Bear Stearns noted that the all-time high price for the common stock of the Company was $21.38 on July 8, 1998 and the all-time low price for the common stock was $11.81 on February 1, 2000. Bear Stearns noted that 52% of common stock trades during the latest twelve months preceding the public announcement of the initial offer from FLX, dated March 29, 2000, were for a price below $14.00, 44% were trades for a price between $14.00 to $17.00 and 4% were trades above $17.00 per share.

    (c) COMPARATIVE STOCK PRICE PERFORMANCE. As part of its analyses, Bear Stearns reviewed the recent stock price performance of the Company and compared such performance with that of other companies involved in the commercial property, REIT, lodging, home building and land development industries. Commercial property companies include, Brandywine Realty Trust, Mack Cali Realty Corp., Center Trust Inc., Highwoods Properties Inc., Koger Equity Inc., Kimco Realty Corp., Kranzo Realty Trust, Keystone Property Trust, Corporate Office Properties Trust, Prime Group Realty Trust, Parkway Properties Inc., Pan Pacific Retail Properties Inc. and PS Business Park Inc. REIT companies consist of the Morgan Stanley REIT Index. Lodging companies include Choice Hotels
International Inc., Four Seasons Hotels, Hilton Hotels Corp., Starwood Hotels & Resorts Worldwide Inc., Marriott International Inc. and Prime Hospitality Corp. Home building and land developers include Avatar Holdings Inc, Beazer Homes USA Inc, Catellus Development Corp., Centex Corp., D R Horton Inc., Kaufman & Broad Home Corp, Lennar Corp., Newhall Land & Farming Co., Pulte Corp., Schuler
Homes Inc., Standard Pacific Corp., Toll Brothers Inc and Del Webb Corp. Bear Stearns noted that during the observed period the common stock under-performed all of the comparable industry indexes and the S&P 500.

    (d) POTENTIAL FUTURE TRADING VALUE ANALYSIS. Bear Stearns computed the present value per share of common stock of the Company under several future trading periods and based on an assumed 7.5 times to 8.5 times EBITDA multiple. Such analysis was based upon the Company's expected EBITDA in fiscal years 2002, 2003 and 2004 utilizing the Company's projections. Bear Stearns computed implied future values per share for 2002 through 2004 and discounted such values to arrive at present values using discount rates of 11%, 12%, 13% and 14%. The potential trading value analysis implied a range of values per share of common stock of the Company of $15.36 to $27.92. Bear Stearns noted that the consideration of $18.50 to be paid to holders of the common stock in the Offer is within the range indicated by this analysis.

ANALYSIS OF VARIOUS SEGMENTS

    MAINLAND RESIDENTIAL SEGMENT

    (a) COMPARABLE COMPANIES ANALYSIS. Bear Stearns developed a set of comparable public companies and compared certain information to the Company's Mainland Residential segment. The set of comparable companies was developed after reviewing the following factors, among others: business comparability and market segmentation, relative size of market capitalization and liquidity, growth parameters and other relevant business and financial characteristics. This set of comparables includes homebuilders and land developers and consists of the following companies:

                           HOMEBUILDERS                                        LAND DEVELOPERS
------------------------------------------------------------------  -------------------------------------
-  Beazer Homes USA Inc.              -  Pulte Corp.                -  Avatar Holdings Inc.
-  Centex Corp.                       -  Schuler Homes Inc.         -  Catellus Development Corp.
-  D R Horton Inc.                    -  Standard Pacific           -  Newhall Land & Farm Corp.
-  Kaufman & Broad Home Corp.         -  Toll Brothers Inc.
-  Lennar Corp.                       -  Del Webb Corp.

    This comparable companies analysis included information such as share price as a multiple of latest twelve months ("LTM") earnings per share ("EPS"), projected 2000 EPS and book value and enterprise value as a multiple of latest twelve months and projected 2000 earnings before interest, taxes, depreciation and amortization ("EBITDA"). When deriving multiples on projected measures of financial performance, Bear Stearns based the estimates of future financial performance on Wall Street research analyst estimates. The following table sets forth the comparable companies analysis for the Mainland Residential segment:

                                                ENTERPRISE
                                               VALUE/EBITDA               P/E
                                            -------------------   -------------------    PRICE/
                                              LTM       2000P       LTM       2000P       BOOK
                                            --------   --------   --------   --------   --------
Home Builders Harmonic Mean...............    5.3x       5.2x       5.4x       5.1x       0.9x
Land Developers Harmonic Mean.............   12.0x       8.9x      10.6x      13.5x       3.1x

Home Builders and Land Developers Harmonic
  Mean....................................     6.1       5.8x       5.9x       5.9x       1.5x

    (b) MERGER AND ACQUISITION COMPARABLE TRANSACTIONS. Bear Stearns reviewed the publicly available financial terms of relevant precedent transactions in the Mainland Residential segment. The following table sets forth the applicable comparable transactions:

                          DATE
                        ANNOUNCED               TARGET                         ACQUIROR
                        ---------   ------------------------------  ------------------------------
Homebuilder             12/19/97    Continental Homes Holding       D R Horton Inc.
                         2/17/00    US Home Corp                    Lennar Corp
                         6/10/97    Pacific Greystone Corp          Lennar Corp
                         10/4/99    Newmark Homes                   Technical Olympic USA

Timeshare                1/24/00    Fairfield Communities Inc.      Carnival Corp
                         10/9/99    Vistana Inc.                    Starwood Hotels & Resorts
                                                                    Worldwide Inc.

    For each of these transactions, Bear Stearns analyzed various multiples based on the purchase price paid by the acquiror, including Enterprise Value/LTM EBITDA, Enterprise Value/LTM EBIT and Equity

Value/LTM Net Income. The following table sets forth the comparable transactions analysis for the Mainland Residential segment:

                                                    ENTERPRISE
                                                     VALUE/LTM        EQUITY VALUE/
                                                -------------------        LTM
SEGMENT                                          EBITDA      EBIT      NET INCOME
-------                                         --------   --------   -------------
Homebuilders Harmonic Mean...................     6.6x       7.0x          7.9x
Time Share Harmonic Mean.....................     7.3x       9.0x         14.9x

Homebuilders and Time Share Harmonic Mean....     6.8x       7.5x          9.3x

    (c) DISCOUNTED CASH FLOW ANALYSIS. Bear Stearns performed a discounted cash flow analysis based on an analysis of the present value of future cash flows potentially realizable from the continuing operation of the Mainland Residential segment. This analysis was based on estimates and guidance provided by the Company's management for estimated Mainland Residential segment operating results through the end of fiscal year 2004. Bear Stearns computed the present value of the free cash flows of the Company's Mainland Residential segment for the five fiscal years from 2000 through 2004 by applying a range of discount rates of 12% to 14% per year. These discount rates were based on the weighted average cost of capital ("WACC") for homebuilders using the Capital Asset Pricing Model ("CAPM"). However, Bear Stearns noted that over the past several years, homebuilders have significantly underperformed the market and have very low betas. Therefore, Bear Stearns calculated the Mainland Residential segment's WACC, assuming a market beta. Bear Stearns also computed the present value of the terminal value of the Mainland Residential segment at the end of fiscal year 2004 by applying a range of EBITDA multiples of 5 times to 7 times the Mainland Residential segment's estimated fiscal year 2004 EBITDA and applying these terminal values to a range of discount rates of 12% to 14% per year. The range of terminal EBITDA multiples was determined by analyzing the current and historical EBITDA multiples of the Company and comparable companies and transactions and factoring in the expected growth prospects of the Company at the end of fiscal 2004. Because the Mainland Residential segment shows no EBITDA growth from 2002 to 2004, the terminal value multiple was in line with comparable homebuilder average EBITDA multiples.

    SUMMARY OF ANALYSES REGARDING MAINLAND RESIDENTIAL SEGMENT

    The table below displays the enterprise value ranges for each of the analyses performed:

                                                               ENTERPRISE VALUE
                                                              -------------------
                                                                LOW        HIGH
                                                              --------   --------
                                                                ($ IN MILLIONS)
Discounted Cash Flow Analysis...............................    $106       $137
Comparable Companies Analysis...............................    $ 72       $183
M&A Comparable Transactions Analysis........................    $ 70       $121

    In examining each of the comparable companies, merger and acquisition comparable transactions and discounted cash flow analyses, Bear Stearns noted that the mainland homebuilding segment was expecting moderate growth over the next several years and therefore weighted the discounted cash flow analysis more heavily, as it takes into account higher expected future earnings. However, as stated above, the comparable companies and transactions analysis was relied on to determine the terminal value of the Mainland Residential segment. As a result, this analysis implied a range of enterprise values for the Mainland Residential segment from $100 million to $130 million.

    HAWAII RESIDENTIAL SEGMENT

    As the Hawaii Residential segment includes a considerable amount of unentitled and unzoned land on Oahu, Bear Stearns analyzed the current development projects separately from this unentitled and unzoned land. To analyze the current development projects, Bear Stearns used comparable companies, mergers and acquisition comparable transactions and discounted cash flow analyses. To assist in analyzing the unentitled and unzoned land, Bear Stearns obtained a limited real estate appraisal from The Hallstrom Group Inc., Honolulu, Hawaii.

    (a) COMPARABLE COMPANIES ANALYSIS. Bear Stearns used the same set of comparable public companies it developed for the Mainland Residential segment analysis (see Mainland Residential segment analysis for full discussion) and compared certain information to the Company's Hawaii Residential segment.

    (b) MERGER AND ACQUISITION COMPARABLE TRANSACTIONS. Bear Stearns reviewed the publicly available financial terms of the precedent transactions used for the Mainland Residential segment analysis (see Mainland Residential segment analysis for full discussion).

    (c) DISCOUNTED CASH FLOW ANALYSIS. Bear Stearns performed a discounted cash flow analysis based on an analysis of the present value of future cash flows potentially realizable from the continuing operation of the Hawaii Residential segment. This analysis was based on estimates and guidance provided by the Company's management for estimating the Hawaii Residential segment operating results through the end of fiscal year 2004. Bear Stearns computed the present value of the free cash flows of the Company's Hawaii Residential segment for the five fiscal years from 2000 through 2004 by applying a range of discount rates of 12% to 14% per year. These discount rates were based on the WACC for homebuilders using the CAPM. However, Bear Stearns noted that over the past several years, homebuilders have significantly underperformed the market and have very low betas. Therefore, Bear Stearns calculated the Hawaii Residential segment's WACC, assuming a market beta. Bear Stearns also computed the present value of the terminal value of the Hawaii Residential segment at the end of fiscal year 2004 by applying a range of EBITDA multiples of 5 times to 7 times the Hawaii Residential segment's estimated fiscal year 2004 EBITDA and applying these terminal values to a range of discount rates of 12% to 14% per year. The range of terminal EBITDA multiples was determined by analyzing the current and historical EBITDA multiples of the Company and comparable companies and transactions and factoring in the expected growth prospects of the Company at the end of fiscal 2004.

    SUMMARY OF ANALYSES REGARDING CURRENT DEVELOPMENT PROJECTS OF HAWAII
     RESIDENTIAL SEGMENT

    The table below sets forth the enterprise value ranges for each of the analyses performed on the current development projects of the Hawaii Residential segment:

                                                               ENTERPRISE VALUE
                                                              -------------------
                                                                LOW        HIGH
                                                              --------   --------
                                                                ($ IN MILLIONS)
Discounted Cash Flow Analysis...............................    $155       $194
Comparable Companies Analysis...............................    $ 51       $130
M&A Comparable Transactions Analysis........................    $ 64       $109

    In examining each of the comparable company, merger and acquisition transactions and discounted cash flow analyses, Bear Stearns noted the very high level of growth in management's forecasts and therefore weighted the discounted cash flow more heavily. As stated above, the comparable companies and transactions analysis was relied on to determine the terminal value of the Hawaii Residential segment. However, Bear Stearns noted that an investor may view achieving all of the growth projected in the forecast period as unlikely and would therefore be unwilling to value this segment at such a high value relative to near term earnings potential. As a result, Bear Stearns discounted the results of the discounted cash flow analysis and valued the current operations of the Hawaii Residential segment at a range of enterprise values from $135 million to $160 million.

    LIMITED APPRAISAL OF UNENTITLED AND UNZONED LAND IN THE HAWAII RESIDENTIAL SEGMENT. In addition, Bear Stearns obtained a limited real estate appraisal from The Hallstrom Group Inc. for the 10,072 acres of unentitled and unzoned land on the island of Oahu, of which 5,520 acres is conservation land and 4,552 acres is agricultural land. The appraisal resulted in a valuation of $45 million and noted that "the highest and best use of the selected Oahu properties are conservation (5,520 acres) or agriculture (4,552 acres), with certain of the agriculture holdings having some urban potential over the next five to 20-plus years."

However, any cash flow from the development and sale of this land would require governmental approvals and a time period of many years. Further, this appraisal assumes that the Company can achieve the required entitlements and other approvals from governmental authorities to develop currently owned unentitled land. Given this uncertainty and extremely long-term outlook, Bear Stearns has estimated this unentitled and unzoned land to have a valuation ranging from $20 million to $45 million.

    SUMMARY VALUATION OF THE THE TOTAL HAWAII RESIDENTIAL SEGMENT. Bear Stearns noted that the combined enterprise valuation range, including current operations and unentitled and unzoned land, of the Hawaii Residential segment is from $155 million to $205 million.

    MAINLAND COMMERCIAL SEGMENT

    (a) COMPARABLE COMPANIES ANALYSIS. Bear Stearns developed a set of comparable public companies and compared certain information to the Company's Mainland Commercial segment. The set of comparable companies was developed after reviewing the following factors, among others: business comparability and market segmentation, relative size of market capitalization and liquidity, growth parameters and other relevant business and financial characteristics. Bear Stearns noted that nearly all of the public companies in the commercial real estate sector are real estate investment trusts ("REIT") and therefore have different accounting, tax and operating structures. This set of comparable companies includes office and retail real estate companies and consists of the following companies:

                           OFFICE                                         RETAIL
-------------------------------------------------------------  -----------------------------
- Brandywine Realty Trust       - Mack Cali Realty Corp.       - Center Trust
- Corporate Office Properties   - Parkway Properties Inc.      - Kimco Realty Corp.
- Highwoods Properties Inc.     - Prime Group Realty Trust     - Kranzco Realty Trust
- Keystone Property Trust       - PS Business Parks            - Pan Pacific Retail
  Corp.                                                        Properties
- Koger Equity Inc.

    This set of comparables includes information such as share price as a multiple of latest twelve months Funds From Operations ("FFO"), projected 2000 FFO and book value and enterprise value as a multiple of latest twelve months and projected 2000 EBITDA. When deriving multiples on projected measures of financial performance, Bear Stearns based the estimates of future financial performance on Wall Street research analyst estimates. Bear Stearns noted that this segment should be valued in the mid-range of comparable companies due to underlying property characteristics, such as relatively strong asset and average tenant quality, relative age and occupancies, limited required capital expenditures and average lease terms. The following table sets forth the comparable companies analysis for the Mainland Commercial segment:

                                                    ENTERPRISE
                                                   VALUE/EBITDA              P/FFO
                                                -------------------   -------------------    PRICE/
                                                  LTM       2000P       LTM       2000P       BOOK
                                                --------   --------   --------   --------   --------
Office Harmonic Mean.........................    10.7x       9.5x       7.7x       7.2x       1.2x
Retail Harmonic Mean.........................    10.8x       9.7x       6.3x       6.1x       0.8x
Office and Retail Harmonic Mean..............    10.6x       9.5x       7.3x       6.9x       1.1x

    (b) MERGER AND ACQUISITION COMPARABLE TRANSACTIONS.Bear Stearns reviewed the publicly available financial terms of relevant precedent transactions in this segment. The following table sets forth the comparable transactions for the Mainland Commercial segment:

                                     DATE
                                  ANNOUNCED                 TARGET                           ACQUIROR
                                  ---------    --------------------------------  --------------------------------
Retail                             5/29/98     Mid-America Realty Investments    Bradley Real Estate Inc.

                                   11/13/97    Horizon Group, Inc.               Prime Retail, Inc.

                                   8/25/97     Arbor Property Trust              Vornado Realty Trust

                                   3/26/96     DeBartolo Realty Corp.            Simon Property Group Inc.

                                   10/30/95    Tucker Properties Corp.           Bradley Real Estate Inc.

                                   3/14/95     McArthur/Glen Realty Corp.        Horizon Outlet Centers Inc.

Office                             9/8/97      Shidler Group-Mid-Atlantic        Royale Investments Inc.

                                   9/15/97     Beacon Properties Corp.           Equity Office Properties Trust

                                   4/29/96     Crocker Realty Trust Inc.         Highwoods Properties Inc.

REIT Leveraged Buyout ("LBO")/     12/2/98     Irvine Apartment Communities      TIC Acquisition L.L.C.

Management Buyout ("MBO")          3/4/99      Berkshire Realty Co. Inc.         Aptco L.L.C.

                                   4/5/99      SunStone Hotel Investors Inc.     SHP Acquisition L.L.C.

                                   6/7/99      Burnham Pacific Properties Inc.   Schottenstein Stores Corp.

                                   9/24/99     Walden Residential Properties     Oly Hightop
                                               Inc.

Multi-Family/Apartment             7/8/98      Merry Land & Investment Co Inc.   Equity Residential Prop. Trust

Communities                        3/9/98      Avalon Properties Inc.            Bay Apartment Communities Inc.

                                   12/2/98     Irvine Apartment Communities      Irvine Co.

                                   12/23/97    Ambassador Apartments, Inc.       Apartment Investment and
                                                                                 Management Co.

                                   12/17/97    Oasis Residential, Inc.           Camden Property Trust

                                   8/28/97     Evans Withycombe Residential,     Equity Residential Prop. Trust
                                               Inc.

                                   8/4/97      Columbus Realty Trust             Post Properties, Inc.

                                   1/16/97     Wellsford Residential Property    Equity Residential Prop. Trust
                                               Trust

                                   12/16/96    Paragon Group Inc.                Camden Property Trust

                                   10/1/96     South West Property Trust Inc.    United Dominion Realty Trust
                                                                                 Inc.

                                   7/18/96     ROC Communities Inc.              Chateau Properties Inc.

                                   10/12/95    Real Estate Investment Trust of   BRE Properties
                                               California

                                   2/27/95     America First Real Estate         Mid-America Apartment
                                               Investment Trust                  Communities Inc.

                                   8/3/94      Holly Residential Properties      Wellsford Residential Prop.
                                               Inc.                              Trust

                                   12/7/94     Security Capital Pacific Trust    Property Trust of America

Other                              6/17/94     Health Equity Properties Inc.     Omega Healthcare Investors Inc.

                                   4/26/95     Copley Properties Inc.            EastGroup Properties

                                   10/31/96    Bay Meadows/California Jockey     Patriot American Hospitality
                                               Club                              Inc.

    For each of these transactions, Bear Stearns analyzed various multiples based on the purchase price paid by the acquiror, including: Enterprise Value/LTM EBITDA, Enterprise Value/LTM EBIT and Equity

Value/LTM FFO. The following table sets forth the comparable transactions analysis for the Mainland Commercial segment:

                                                                  ENTERPRISE
                                                                   VALUE/LTM
                                                              -------------------   EQUITY VALUE/
                                                               EBITDA      EBIT        LTM FFO
                                                              --------   --------   -------------
Retail Harmonic Mean........................................   11.1x      18.8x          8.9x
Office Harmonic Mean........................................   18.7x      25.6x          9.1x
REIT LBO/MBO Harmonic Mean..................................   12.5x      18.5x          9.1x
Multi-Family/Apartment Communities Harmonic Mean............   11.0x      15.7x          8.1x
Other.......................................................   11.7x      17.3x         11.4x
Mainland Commercial Comparable Transactions Harmonic Mean...   11.7x      17.4x          8.8x

    (c) DISCOUNTED CASH FLOW ANALYSIS. Bear Stearns performed a discounted cash flow analysis based on a review of the present value of future cash flows potentially realizable from the continuing operation of the Mainland Commercial segment. This analysis was based on estimates and guidance provided by the Company's management for estimated Mainland Commercial segment operating results through the end of fiscal year 2004. Bear Stearns computed the present value of the free cash flows of the Company's Mainland Commercial segment for the five fiscal years from 2000 through 2004 by applying a range of discount rates of 10% to 12% per year. Such discount rates take into account the quality of the Mainland Commercial segment's underlying properties and the risk associated with attracting tenants to various new properties. Bear Stearns also computed the present value of the terminal value of the Mainland Commercial segment at the end of fiscal year 2004 by applying a range of Adjusted Net Operating Income ("NOI") multiples of 9.5 times to 10.5 times the Mainland Commercial segment's estimated fiscal year 2004 NOI and applying these terminal values to a range of discount rates of 10% to 12% per year. The range of terminal NOI multiples was determined by analyzing the current and historical NOI multiples of the Company and comparable companies and transactions and factoring in the stabilized cash flows prospects of the Company at the end of fiscal 2004.

    (d) Capitalization Rate Analysis. Bear Stearns performed a capitalization rate analysis since the Company projects stabilized NOI in 2001 due to projected fully leased underlying properties. Bear Stearns computed the present value of this segment by applying a range of capitalization rates of 9.5% to 10.5% to 2001 NOI and applying these values to a range of discount rates of 9.5% to 10.5%. The capitalization and discount rates applied are based on the industry and reflect a mix of underlying property quality in the Mainland Commercial segment.

    SUMMARY OF ANALYSES REGARDING MAINLAND COMMERCIAL SEGMENT

    The table below sets forth the enterprise value ranges for each of the analyses performed:

                                                                ENTERPRISE VALUE
                                                               -------------------
                                                                 LOW        HIGH
                                                               --------   --------
                                                                 ($ IN MILLIONS)
Discounted Cash Flow Analysis...............................     $186       $219
Comparable Companies Analysis...............................     $165       $259
M&A Comparable Transactions Analysis........................     $159       $343
Capitalization Rate Analysis................................     $209       $233

    In examining each of the comparable companies, merger and acquisition comparable transactions, discounted cash flow and capitalization rate analyses, Bear Stearns weighted the capitalization rate analysis more heavily. This resulted in a range of enterprise values for the Mainland Commercial segment from $210 million to $235 million.

    HAWAII COMMERCIAL SEGMENT

    (a) COMPARABLE COMPANIES ANALYSIS. Bear Stearns used the same set of comparable public companies it developed for the Mainland Commercial segment analysis (see Mainland Commercial segment analysis for full discussion) and compared certain information to the Company's Hawaii Commercial segment. Bear Stearns noted that this segment should be valued toward the lower range of comparable companies due to the overall softness of the commercial and retail market, the lesser quality of the assets and the above-average risk of the underlying projected cash flows.

    (b) MERGER AND ACQUISITION COMPARABLE TRANSACTIONS. Bear Stearns reviewed the publicly available financial terms of the precedent transactions used for the Mainland Commercial segment analysis (see Mainland Commercial segment analysis for full discussion).

    (c) DISCOUNTED CASH FLOW ANALYSIS. Bear Stearns performed a discounted cash flow analysis based on a review of the present value of future cash flows potentially realizable from the continuing operation of the Hawaii Commercial segment. This analysis was based on estimates and guidance provided by the Company's management for estimating the Hawaii Commercial segment operating results through the end of fiscal year 2004. Bear Stearns computed the present value of the free cash flows of the Company's Hawaii Commercial segment for the five fiscal years from 2000 through 2004 by applying a range of discount rates of 11% to 13% per year. Such discount rates take into account the quality of the Hawaii Commercial segment's underlying properties and the risk associated with attracting tenants to various vacant properties. Bear Stearns also computed the present value of the terminal value of the Company at the end of fiscal year 2004 by applying a range of NOI multiples of 9.5 times to 10.5 times the Hawaii Commercial segment's estimated fiscal year 2004 NOI and applying these terminal values to a range of discount rates of 11% to 13% per year. The range of terminal NOI multiples was determined by analyzing the current and historical NOI multiples of the Company and comparable companies and transactions and factoring in the stabilized cash flows prospects of the Company at the end of fiscal 2004. Bear Stearns noted that this segment should be discounted back at a higher rate than the comparables due to the overall softness of the commercial and retail market, the lesser quality of the assets and the above-average risk of the underlying projected cash flows.

    (d) CAPITALIZATION RATE ANALYSIS. Bear Stearns performed a capitalization rate analysis and used the Hawaii Commercial segment's 1999 NOI as the basis for stabilized free cash flow. Bear Stearns noted, that while the Company's projections show EBITDA increasing significantly from 2000-2003, during the course of its due diligence and in discussions with management, management acknowledged that their projections for this segment are aggressive and assume significant lease-up of select properties that they have been unable to find tenants for. Therefore, 1999 NOI was used as the appropriate base year for calculating a capitalization rate value. Bear Stearns computed the value of this segment by applying a range of capitalization rates of 9.0% to 10.0% to the NOI amount in 1999. The capitalization rates applied are based on the industry and reflects the quality of the underlying properties and markets.

    SUMMARY OF ANALYSES REGARDING HAWAII COMMERCIAL SEGMENT

    The table below sets forth the enterprise value ranges for each of the analyses performed:

                                                               ENTERPRISE VALUE
                                                              -------------------
                                                                LOW        HIGH
                                                              --------   --------
                                                                ($ IN MILLIONS)
Discounted Cash Flow Analysis...............................    $128       $150
Comparable Companies Analysis...............................    $ 89       $139
M&A Comparable Transactions Analysis........................    $101       $217
Capitalization Rate Analysis................................    $110       $120

    In examining each of the comparable companies, merger and acquisition comparable transactions, discounted cash flow and capitalization rate analyses, Bear Stearns weighted the capitalization rate analysis more heavily. As a result, this analysis implied a range of enterprise values for the Hawaii Commercial segment from $110 million to $120 million.

    LANA'I SEGMENT

    Bear Stearns reviewed the Lana'i segment as one business comprised of the resorts, homebuilding and amenities. Bear Stearns noted that this is an extremely long-term asset with limited near-term cash flows and that there was a large degree of uncertainty in determining the value of Lana'i due to several issues relating to the segment. Bear Stearns noted general issues pertaining to the island as a whole, which include difficulty of access to the island, inability of the island's small airport to handle trans-oceanic commercial jets, extremely limited shopping venues and limited amenities other than golf courses and sport shooting. Bear Stearns also noted that the use of fresh water on the island is highly regulated and such regulations could impede further development of the Lana'i segment. Bear Stearns noted that while the resorts may have a luxurious profile, the Company has been unable to generate positive cash flow, even with its new marketing relationship with Starwood Hotels & Resorts. Bear Stearns noted that the homebuilding products have been substantially below expectations and that management's expectations for improvement would require an increase in lot sales substantially above historical results. Bear Stearns noted that the unentitled agricultural and converation land holdings have limited valued due to their current classification and entitlement process. Bear Stearns noted that a majority of the issues described above are evidenced by the absence of earnings in this segment historically.

    Bear Stearns performed the following analyses on the Lana'i segment and noted that the resulting broad range of values exhibits the difficulty in valuing this segment:

    (a) COMPARABLE COMPANIES ANALYSIS. Bear Stearns developed a set of comparable public companies and compared certain information to the Company's Lana'i segment. While Bear Stearns did not believe the Lana'i segment was particularly comparable to any public company, Bear Stearns did examine a set of lodging companies which consists of the following:

- Choice Hotels                - Hilton Hotels                - Prime Hospitality
- Four Seasons Hotels          - Marriott Intl. Inc.          - Starwood Hotels & Resorts

    This set of comparable companies includes information such as share price as a multiple of latest twelve months EPS, projected 2000 EPS and book value and enterprise value as a multiple of latest twelve months and projected 2000 EBITDA. When deriving multiples on projected measures of financial performance, Bear Stearns based the estimates of future financial performance on Wall Street research analyst estimates. The following table sets forth the comparable companies analysis for the Lana'i segment:

                                                    ENTERPRISE
                                                   VALUE/EBITDA               P/E
                                                -------------------   -------------------    PRICE/
SEGMENT                                           LTM       2000P       LTM       2000P       BOOK
-------                                         --------   --------   --------   --------   --------
Lodging Companies Harmonic Mean..............     8.9x       8.1x      14.6x      12.9x       1.6x

    (b) MERGER AND ACQUISITION COMPARABLE TRANSACTIONS.Bear Stearns reviewed the publicly available financial terms of relevant precedent transactions in this segment. The following table sets forth the comparable transactions for the Lana'i segment:

                           DATE
                         ANNOUNCED              TARGET                        ACQUIROR
                         ---------   ----------------------------  -------------------------------
Select Transactions       9/7/99     Promus Hotel Corp.            Hilton Hotels
                          2/18/97    Renaissance Hotel Group       Marriot International
                          4/14/97    Wyndham Hotel Corp.           Patriot American Hospitality
                                                                   Inc.
                          9/3/97     Doubletree Corp.              Promus Hotel Corp
                          9/9/97     Westin Hotels                 Starwood Lodging Trust
                          10/20/97   ITT Corp.                     Starwood Lodging Trust
                          12/2/97    Interstate Hotels Corp        Patriot American Hospitality
                                                                   Inc.
                          8/28/96    Red Lion Hotels Inc.          Doubletree Corp
                          2/21/98    Inter-Continental             Bass PLC

    For each of these transactions, Bear Stearns analyzed various multiples based on the purchase price paid by the acquiror, including: Enterprise Value/LTM EBITDA, Enterprise Value/LTM EBIT and Equity Value/LTM Net Income. The following table sets forth the comparable transactions analysis for the Lana'i segment:

                                                               ENTERPRISE VALUE/
                                                                      LTM           EQUITY VALUE/
                                                              -------------------        LTM
                                                               EBITDA      EBIT      NET INCOME
                                                              --------   --------   -------------
Lana'i Segment M&A Comparable Transactions Harmonic Mean....   14.4x      19.1x         24.2x

    (c) SELECT NON-ECONOMIC TRANSACTIONS. Bear Stearns analyzed several recent large land acquisitions by government and charitable organizations. Such acquisitions tie to environmental value rather than economic value. Bear Stearns noted that due to the uniqueness of such transactions and situations, traditional valuation techniques cannot be employed. However, while management stated that no such opportunity currently exists for the Company's Lana'i segment, Bear Stearns noted that it is conceivable that a government or environmental entity may have an interest in acquiring the island of Lana'i. In addition, Bear Stearns noted that there is a potential trophy premium to unique properties such as these. The following table sets forth a review of selected non-economic transactions for the Lana'i segment:

DATE                      PROPERTY NAME      ACRES          PRICE                BUYER           DESCRIPTION OF PROPERTY/TRANSACTION
----                    -----------------   --------   ---------------   ---------------------   -----------------------------------
                                                       ($ IN MILLIONS)
5/00                    Palmyra Island      15,000           $ 37        The Nature              An island 1,000 miles south of
                                                                         Conservancy             Hawaii. Home to migrating birds.
                                                                                                 15,000 acres is composed of 680
                                                                                                 acres of dry land on 52 islands and
                                                                                                 14,320 acres of coral reef.

2/00                    Headwaters Forest   10,000           $480        State and Federal       The owner, Pacific Lumber, rejected
                                                                         Government              the proposal. Headwaters Forest is
                                                                                                 an old redwood forest located in
                                                                                                 Humboldt County, California.

DATE                      PROPERTY NAME      ACRES          PRICE                BUYER           DESCRIPTION OF PROPERTY/TRANSACTION
----                    -----------------   --------   ---------------   ---------------------   -----------------------------------
                                                       ($ IN MILLIONS)
2/00                    Sterling Forest     2,200            $ 10        State and               Land adjacent to state park and has
                                                                         Environmental           a conference center and limited
                                                                         Trusts                  infrastructure. The vast majority
                                                                                                 of the land is developed.

3/98                    Sterling Forest     15,800           $ 55        Charity groups, State   Located 40 miles northwest of New
                                                                         and                     York City, it was acquired to
                                                                         Federal Government      protect a watershed for the
                                                                                                 reservoir system which provides
                                                                                                 water to two million people in
                                                                                                 northern New Jersey.

9/94                    Hamakua Sugar       29,883           $ 21        Kamehameha Schools      Located on the island of Hawaii.
                        Company Lands                                                            Land was classified as
                                                                                                 conservation, agriculture and
                                                                                                 urban, the vast majority being
                                                                                                 agriculture.

    (d) APPRAISAL VALUE. Bear Stearns noted that the book value of approximately $230 million assigned to the Lana'i segment by the Company, which reflects historical cost, is not a reliable indicator of value since this segment of the Company has enormously underperformed relative to its expectations at the time development of this segment began. Therefore, Bear Stearns obtained a limited real estate appraisal from The Hallstrom Group Inc. for the properties of the Company on the island of Lana'i. The appraisal resulted in a valuation of $160 million, of which $55 million is attributable to undeveloped land and $105 million is attributable to Lana'i City properties, hotels and golf course assets and project districts (surrounding resort development land). Such valuation is based upon the most probable price, to a single buyer, which the property should bring in a competitive and open market under all conditions requisite to a fair sale. The appraiser noted, "the developed holdings to be currently underperforming relative to their cost or intrinsic real estate value; however, our limited appraisal estimates market value based on underlying asset value." Bear Stearns noted that substantial uncertainty exists as to whether a buyer could be found and this valuation realized. Bear Stearns also noted that this asset could be donated to a government, charitable or other organization and be deemed a charitable contribution, which may provide tax benefits to the Company.

    (e) DISCOUNTED CASH FLOW ANALYSIS. Bear Stearns performed a discounted cash flow analysis based on an analysis of the present value of future cash flows potentially realizable from the continuing operation of the Lana'i segment. This analysis was based on estimates and guidance provided by the Company's management for estimating the Lana'i segment operating results through the end of fiscal year 2004. Bear Stearns computed the present value of the free cash flows of the Company's Lana'i segment for the five fiscal years from 2000 through 2004 by applying a range of discount rates of 11% to 13% per year. These discount rates were based on the WACC for both the Residential segment and the Lana'i segment's comparable companies. As noted previously, the Residential segment comparable companies have such low betas, Bear Stearns calculated the Residential segment comparable companies WACC assuming a market beta. Bear Stearns also computed the present value of the terminal value of the Lana'i segment at the end of fiscal year 2004 by applying a range of unlevered free cash flow multiples of 5 times to 7 times the Lana'i segment's estimated fiscal year 2004 EBITDA and applying these terminal values to a range of discount rates of 11% to 13% per year. The range of terminal unlevered free cash flow multiples was determined by analyzing the current and historical unlevered free cash flow multiples of the Company and comparable homebuilder companies and transactions and factoring in the extremely long-term aspect of this asset and the limited near-term cash flows.

    SUMMARY OF ANALYSES REGARDING LANA'I SEGMENT

    The table below sets forth the enterprise value ranges for each of the analyses performed:

                                                               ENTERPRISE VALUE
                                                              -------------------
                                                                LOW        HIGH
                                                              --------   --------
                                                                ($ IN MILLIONS)
Discounted Cash Flow Analysis...............................    $ 33       $ 49
Comparable Companies Analysis...............................    $  8       $ 24
M&A Comparable Transactions Analysis(1).....................      --         --
Real Estate Appraisal.......................................               $160

------------------------

(1) M&A Comparable Transactions Analysis resulted in negative values

    In examining each of the comparable companies, merger and acquisition comparable transactions, selected non-economic transactions, appraisal, book value and discounted cash flow analyses, Bear Stearns concluded that the approximate value of this asset is difficult to determine. As stated above, Bear Stearns noted that this segment contains many issues which create substantial uncertainty in determining its valuation. As a result, Bear Stearns primarily relied on the discounted cash flow analysis for the lower end of the valuation range and the appraisal value for the higher end of the valuation range, resulting in an enterprise valuation for the Lana'i segment from $60 million to $160 million.

    SUMMARY OF SEGMENT VALUATION ANALYSIS

    Bear Stearns computed the total valuation for the Company through adding all of the segment enterprise value ranges described above, subtracting corporate overhead and net debt and other liabilities and dividing the sum by the Company's total fully diluted shares outstanding. Bear Stearns noted that this calculation results in an implied valuation range of $17.54 to $30.75 and that the Offer price is within such valuation range. The table below sets forth Bear Stearns' summary valuation range:

                                                                ENTERPRISE VALUE
                                                               -------------------
                                                                 LOW        HIGH
                                                               --------   --------
                                                                 ($ IN MILLIONS)
Mainland Residential........................................    $  100     $  130
Hawaii Residential..........................................       155        205
Mainland Commercial.........................................       210        235
Hawaii Commercial...........................................       110        120
Lana'i Segment..............................................        60        160

Subtotal....................................................    $  635     $  850

Less: Corporate Overhead....................................    $  (50)    $  (30)
Less: Net Debt and Other Liabilities........................      (273)      (273)

Equity Value................................................    $  312     $  547

Value per share(1)..........................................    $17.54     $30.75

------------------------

(1) Based on fully diluted shares outstanding of 17.794 million

    As described above, Bear Stearns' opinion and presentation to the Special Committee were some of the many factors taken into consideration by the Special Committee in making its determination to recommend the Offer, the Merger Agreement and the transactions contemplated thereby. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Special Committee, the Company Board or the Company's management with respect to the value of the Company or whether the Special Committee would have been willing to recommend a transaction at a different level of consideration.

6. INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

    As of the commencement date of the Offer, Mr. Murdock, FLX, Parent, Purchaser and their affiliates hold the following interests in the Company:

    - FLX is the owner of 4,501,310 Shares of common stock of the Company, which represents approximately 26.4% of the shares outstanding as of May 19, 2000. Prior to the close of the Offer, FLX will contribute its shares to Purchaser.

    - Mr. Murdock beneficially owns all of the Shares owned by FLX, and also options to purchase 228,000 shares of common stock of the Company. These options will be canceled in connection with the Merger.

    - David H. Murdock, Jr. owns 13,479 Shares, and has indicated that he will tender such Shares in the Offer.

    - Justin Murdock owns 13,477 Shares, and has indicated that he will tender such Shares in the Offer.

                                 IV.  THE OFFER

1. TERMS OF THE OFFER

    Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and will promptly pay for all Shares validly tendered, and not withdrawn, prior to the Expiration Date. The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on July 6, 2000 (the "Initial Expiration Date"), unless and until Purchaser, in accordance with the terms of the Merger Agreement, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

    The Offer is conditioned upon the satisfaction or waiver of the Minimum Condition, the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the other conditions set forth in CONDITIONS TO THE OFFER, below. In the Merger Agreement, Parent and Purchaser have agreed that, if all conditions to the Offer are not satisfied on the then scheduled Expiration Date and at the request of the Company, Purchaser (subject to its right to terminate the Merger Agreement) shall extend the Offer from time to time until such conditions are satisfied or waived; provided that Purchaser shall not be required to extend the Offer following the expiration of 60 days from the commencement of the Offer. In addition, Parent and Purchaser have agreed that upon satisfaction of the Minimum Condition, if fewer Shares have been tendered than are needed to effect a short-term merger under the HBCA, Purchaser shall extend the Offer for a subsequent offering period in accordance with Rule 14d-11, in order to permit non-tendering shareholders additional time to tender their Shares in the Offer if such additional Shares are needed to achieve 90% ownership. All references in this Offer to a specific "Rule" or "Rules" shall mean a Rule or Rules promulgated under the Securities Exchange Act of 1934.

    If all conditions to the Offer are not satisfied prior to the Expiration Date, Purchaser reserves the right, subject to the terms of the Merger Agreement and subject to complying with applicable rules and regulations of the Commission, to (i) decline to purchase any Shares tendered in the Offer and terminate the Offer and return all tendered Shares to the tendering shareholders, (ii) subject to the following sentence, waive any or all conditions to the Offer and, to the extent permitted by applicable law and after consultation with the Special Committee, purchase all Shares validly tendered,
(iii) extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date (except in the case of an extension pursuant to Rule 14d-11), retain all Shares which have been tendered during the period or periods for which the Offer is extended or (iv) subject to the following sentence, amend the Offer. The Merger Agreement provides that Purchaser will not, without the prior written consent of the Company, decrease the Offer Price, change the form of consideration payable in the Offer, decrease the number of Shares sought in the Offer, waive the Minimum Condition (except after consultation with the Special Committee if enough shares have been tendered so that Purchaser and its affiliates would own at least a majority of all outstanding shares of the Company's common stock, including shares owned by Purchaser and its affiliates), or change the conditions to the Offer. See CONDITIONS TO THE OFFER, below.

    The Merger Agreement requires Purchaser to accept for payment and promptly pay for all Shares validly tendered and not withdrawn pursuant to the Offer if all conditions to the Offer are satisfied on the Expiration Date.

    Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Without limiting the obligation of Purchaser under such Rule or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service.

    If Purchaser extends the Offer, or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its purchase of, or payment for, Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in WITHDRAWAL RIGHTS, below. However, the ability of Purchaser to delay the payment for Shares which Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer, and by Rule 14d-11(c) under the Exchange Act, which requires a bidder that extends the offer for a subsequent offering period to immediately accept and promptly pay for all securities tendered during the initial offering period.

    If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 13e-3(e), 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the Commission has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of the offer and that waiver of a material condition is a material change in the terms of the offer. The Minimum Condition is a material condition and its waiver would constitute a material change in the terms of the Offer. The release states that an offer should remain open for a minimum of five business days from the date a material change is first published, or sent or given to security holders and that, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of ten business days may be required to allow adequate dissemination and investor response. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment. If, prior to the Expiration Date, the Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer whether or not such Shares were tendered pursuant to such increase. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

    The Company has provided Purchaser with the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by Purchaser to record holders of Shares and will be furnished by Purchaser to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

    Purchaser has made no provisions in connection with the Offer to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of Purchaser.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT

    Upon the terms and subject to the conditions to the Offer (including, if the Offer is amended, the terms and conditions of any such amendment), Purchaser will purchase by accepting for payment and will pay for, all Shares validly tendered prior to the Expiration Date exclusive of any subsequent offering period and not properly withdrawn in accordance with WITHDRAWAL RIGHTS, below. All determinations concerning the satisfaction of such terms and conditions will be within Purchaser's sole discretion, which determinations will be final and binding. See TERMS OF OFFER, above, and PROCEDURE FOR TENDERING SHARES, below. Subject to the Merger Agreement, and except during any subsequent offering period initiated by Purchaser pursuant to Rule 14d-11, Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer).

    In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a timely Book-Entry Confirmation (as defined below) with respect thereto), (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined below), and
(iii) any other documents required by the Letter of Transmittal. The per share consideration paid to any holder of Shares pursuant to the Offer will be the highest per share consideration paid to any other holder of such Shares pursuant to the Offer.

    For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering shareholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE TO BE PAID BY PURCHASER FOR THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

    If Purchaser is delayed in its acceptance for payment of, or payment for, Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer (including such rights as are set forth in TERMS OF OFFER, above, and PROCEDURE FOR TENDERING SHARES, below) (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to exercise, and duly exercise, withdrawal rights as described in WITHDRAWAL RIGHTS, below.

    If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted representing more Shares than are tendered, certificates representing Shares not tendered or not accepted for purchase will be returned to the tendering shareholder, or such other person as the tendering shareholder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, termination or withdrawal of the Offer. In the case of Shares delivered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in PROCEDURES FOR TENDERING SHARES, below, such Shares will be credited to such account maintained at a Book-Entry Transfer Facility as the tendering shareholder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, termination or withdrawal of the Offer. If no such instructions are given with respect to Shares delivered by book-entry transfer, any such Shares not tendered or not purchased will be returned by crediting the account at the Book-Entry Transfer Facility designated in the Letter of Transmittal as the account from which such Shares were delivered.

    Purchaser reserves the right to transfer or assign, in whole or in part, to FLX, Parent or to any direct or indirect majority owned subsidiary of FLX, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. PROCEDURE FOR TENDERING SHARES

    VALID TENDER. For Shares to be validly tendered pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or in the case of a book-entry transfer, an Agent's Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either certificates for tendered Shares must be received by the Depositary at one of such addresses or such Shares must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined below) received by the Depositary), in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures set forth below.

    The Depositary will establish accounts with respect to the Shares at Cede & Co. Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

    THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH A BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    SIGNATURE GUARANTEES. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the systems of the Book Entry Transfer Facility whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution" and, collectively, "Eligible Institutions"). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for Shares not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered certificates for such Shares must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instruction 5 to the Letter of Transmittal.

    GUARANTEED DELIVERY. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's certificates for Shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder's tender may be effected if all the following conditions are met:

    (i) such tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

   (iii) the certificates for (or a Book-Entry Confirmation with respect to) such Shares, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the NYSE is open for business.

    The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

    Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE TO BE PAID BY PURCHASER FOR THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

    The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

    APPOINTMENT. By executing the Letter of Transmittal as set forth above (including delivery through an Agent's Message) the tendering shareholder will irrevocably appoint designees of Parent as such shareholder's attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser, and with respect to any and all non-cash dividends, distributions, rights, other Shares or other securities issued or issuable in respect of such Shares on or after May 31, 2000 (collectively, "Distributions"). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, Purchaser accepts for payment Shares tendered by such shareholder as provided herein. All such powers of attorney and proxies will be irrevocable and will be deemed granted in consideration of the acceptance for payment of Shares tendered in accordance with the terms of the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares (and any and all Distributions) will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of Parent will thereby be empowered to exercise all voting and other rights with respect to such Shares (and any and all Distributions), including, without limitation, in respect of any annual or special meeting of the Company's shareholders (and any adjournment or postponement thereof), actions by written consent in lieu of any such meeting or otherwise, as each such attorney-in-fact and proxy or his substitute shall in his sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares (and any and all Distributions), including voting at any meeting of shareholders.

    DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or the acceptance for payment of which, or payment for which, may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, subject to the provisions of the Merger Agreement, to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, Parent, FLX, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement, Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4. WITHDRAWAL RIGHTS

    Except as otherwise provided in this Section, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 26, 2000.

    Notwithstanding the foregoing, holders of Shares will NOT have withdrawal rights with respect to Shares tendered during any subsequent offering period of the Offer pursuant to Rule 14d-11. Shares tendered during any such period are irrevocable and, once tendered, may not be withdrawn.

    For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in PROCEDURE FOR TENDERING SHARES, above, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures.

    Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures described in PROCEDURE FOR TENDERING SHARES, above, any time prior to the Expiration Date.

    All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, Parent, FLX, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following is a summary of certain United States federal income tax consequences of the Offer and the Merger relevant to beneficial holders of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted to cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of federal income taxation that might be relevant to beneficial holders of Shares. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary regulations promulgated thereunder, rulings, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis. The discussion applies only to beneficial holders of Shares in whose hands Shares are capital assets within the meaning of Section 1221 of the Code and may not apply to beneficial holders (i) who acquired their Shares pursuant to the exercise of employee stock options or other compensation arrangements with the Company, and
(ii) who are subject to special tax treatment under the Code (such as dealers in securities, insurance companies, other financial institutions, regulated investment companies and tax-exempt entities). In addition, this discussion does not discuss the federal income tax consequences to a beneficial holder of Shares who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

    The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign income and other tax laws. In general, a beneficial holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for federal income tax purposes equal to the difference, if any, between the amount of cash received and the beneficial holder's adjusted tax basis in the Shares sold pursuant to the Offer or surrendered for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or surrendered for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a beneficial holder's holding period for such Shares is more than 12 months at the time of consummation of the Offer or Merger, as the case may be.

    BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH BENEFICIAL HOLDER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL HOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH BENEFICIAL HOLDER OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND OTHER TAX LAWS.

6. PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES

    The Shares are traded on the NYSE under the symbol "CCS." The following table shows the high and low reported closing price per Share on the NYSE for the first quarter ending March 31, 2000, and for each quarterly period in 1999 and 1998.

                                                                HIGH       LOW
                                                              --------   --------
1998
First Quarter...............................................   17.31      14.19
Second Quarter..............................................   19.19      16.63
Third Quarter...............................................   21.38      14.75
Fourth Quarter..............................................   16.44      13.63

1999
First Quarter...............................................   16.94      13.38
Second Quarter..............................................   17.63      13.25
Third Quarter...............................................   17.75      14.25
Fourth Quarter..............................................   15.50      12.00

2000
First Quarter...............................................   16.88      11.81

    On March 29, 2000, the last full trading day prior to the public announcement of the Proposal, the last reported sales price of the Shares on the NYSE was $12 1/16 per Share. On May 19, 2000, such price was $17 1/8 per Share and on May 30, 2000 it was $18.50 per Share. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

    The Company did not declare or pay any cash dividends on its common stock during any of the periods indicated in the above table. In addition, under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Purchaser.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; STOCK LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS

    MARKET FOR THE SHARES. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which, depending upon the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public. Following consummation of the Offer, unless the Minimum Condition is waived or amended as permitted by the Merger Agreement, more than a simple majority of the outstanding Shares will be owned by Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

    NYSE QUOTATION. The Shares are traded on the NYSE. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE for continued inclusion on the NYSE. If the NYSE were to cease to publish quotations for the Shares, it is possible that the Shares would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

    EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with shareholders' meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated.

    MARGIN REGULATIONS. The Shares presently are "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding stock exchange listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute "margin securities."

    Purchaser presently does not intend to seek de-listing of the Shares from the NYSE and the termination of the registration of the Shares under the Exchange Act prior to the Merger even if the requirements for such de-listing and termination are met. If the NYSE listing and the Exchange Act registration of the Shares are not terminated prior to the Merger, then the Shares will be delisted from the

NYSE and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

8. CERTAIN INFORMATION CONCERNING THE COMPANY

    GENERAL. The information concerning the Company contained in this Offer to Purchase, including that set forth below under the caption "Selected Financial Information," has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. None of Parent, Purchaser, FLX or the Dealer Manager assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Purchaser, FLX or the Dealer Manager.

    The Company is a diversified real estate operating company engaged in three principal businesses: residential real estate, resorts and commercial real estate. The Company has real estate holdings in Arizona, California, Hawaii, Florida, Georgia and North Carolina and is one of the largest developers and builders of single and multi-family homes in Hawaii and one of the largest developers of residential real estate in Bakersfield, California and Sierra Vista, Arizona.

    From time to time, some officers of the Company may assist shareholders with tendering their Shares, or provide information necessary for them to do so.

    The Company operates in part through its subsidiary companies. The address and telephone numbers of the principal executive offices of the Company are 10900 Wilshire Blvd., Los Angeles, CA 90024, (310) 208-3636.

    Set forth below is certain selected historical consolidated financial information with respect to the Company, excerpted from the audited financial statements of the Company in the Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 1998, and December 31, 1999, and from the unaudited interim consolidated financial statements of the Company in the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended
March 31, 1999 and March 31, 2000, both of which are filed with the Commission pursuant to the Exchange Act.

    Additional financial information is included in the reports and other documents filed by the Company with the Commission. The following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information (including any related notes) contained therein. Such reports and other documents may be inspected and copies may be obtained from the Commission in the manner set forth below.

                              CASTLE & COOKE, INC.
               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                     1(ST) QUARTER             CALENDAR YEAR
                                                -----------------------   -----------------------
                                                MARCH 2000   MARCH 1999      1999         1998
                                                ----------   ----------   ----------   ----------
STATEMENT OF INCOME DATA
Residential and other property sales            $   37,434   $   30,802   $  179,877   $  165,635
Resort revenues                                     24,984       19,821       76,598       72,452
Commercial and other revenues                       16,261       13,064       60,380       52,103
                                                ----------   ----------   ----------   ----------
    Total revenues                                  78,679       63,687      316,855      290,190
Cost of residential and other property sales        31,445       26,915      156,256      142,533
Cost of resort operations                           22,519       20,951       84,482       81,969
Cost of commercial and other operations             10,570        7,861       39,967       33,566
General and administrative expenses                  4,027        3,224       13,406       13,986
                                                ----------   ----------   ----------   ----------
    Total Cost of Operations                        68,561       58,951      294,111      272,054
Operating income                                    10,118        4,736       22,744       18,136
Net income                                           5,656        2,791       13,451       10,798
                                                ==========   ==========   ==========   ==========
Basic earnings per common share                 $     0.33   $     0.16   $     0.79   $     0.58
                                                ==========   ==========   ==========   ==========
Weighted average shares outstanding                 17,060       17,031       17,048       18,494(1)
                                                ==========   ==========   ==========   ==========
OPERATING DATA
Total homes delivered                                   92           80          496          416
Total homesites delivered                              238          198          833          857
Average price per home                          $      249   $      277   $      272   $      269
Average price per homesite                      $       56   $       43   $       49   $       49
New orders--homes                                      132          137          456          458
New orders--homesites                                  115          322          854        1,046
Number of units in backlog--homes                       88          145           48           88
Number of units in backlog--homesites                  492          718          615          594
Aggregate sales value of backlog--homes         $   25,381   $   39,966   $   12,160   $   25,143
Aggregate sales value of backlog--homesites(2)  $   25,450   $   29,612   $   31,118   $   22,074

BALANCE SHEET DATA
Real estate developments                        $  499,855   $  505,488   $  499,013   $  501,147
Property and equipment, net                        538,651      507,113      527,866      500,000
Total assets                                     1,108,619    1,066,758    1,088,791    1,054,105
Total debt                                         273,283      272,399      267,537      260,044
Total common shareholders' equity                  556,356      539,634      550,700      536,786

RATIO OF EARNINGS TO FIXED CHARGES
Ratio of earnings to fixed charges                     2.3          1.5          1.8          1.5

BOOK VALUE PER SHARE
Book value per share as of March 31, 2000       $    32.62

------------------------

(1) The Company purchased 3,015,764 Shares in a "Dutch Auction" self-tender offer completed in July 1998.

(2) Included in backlog at March 31, 2000, are homesites to be sold to builders under option contracts, pursuant to which approximately 153 homesites with an aggregate sales price of approximately $6.4 million are expected to close after March 31, 2001.

    CERTAIN FINANCIAL PROJECTIONS. The Company does not ordinarily make public projections as to anticipated future property, resort or commercial operations revenue or earnings. The following preliminary five-year projections were prepared as part of the Company's regular budgeting process. The 2000 Budget and 2001 through 2004 projections were presented to the Company Board in December 1999 and have not been updated since the December meeting. Forms of both the budget and the Company's projections were made available to the Special Committee and its advisors, and management discussed with the advisors various assumptions built into the projections. Management does not intend to update or otherwise revise the projections to reflect changing circumstances existing after the preparation of the projections included herein or to reflect the occurrence of unanticipated events.

    The projections were not prepared with a view to complying with published guidelines of the Commission or the American Institute of Certified Public Accountants regarding projections or generally accepted accounting principles regarding projections. While presented with numerical specificity, the projections are based upon a variety of assumptions relating to the business of the Company. Subject to the discussion set forth below regarding the effect on such projections of any future property acquisitions, such assumptions were considered reasonable by the Company. Such assumptions are, however, subject to significant economic and competitive uncertainties and contingencies, some of which are beyond the Company's control. The Company's real estate operations are cyclical and highly sensitive to changes in general and local economic conditions, such as employment and income levels, consumer confidence, availability of financing and interest rates and demand for housing and commercial space. The variability of these general economic conditions makes it difficult to project results of operations with any degree of certainty. ACCORDINGLY, NEITHER PARENT NOR THE COMPANY CAN PREDICT WHETHER THE ASSUMPTIONS MADE IN PREPARING SUCH PROJECTIONS WILL PROVE ACCURATE. SUCH PROJECTIONS ARE INHERENTLY IMPRECISE, AND THERE CAN BE NO ASSURANCES THAT THEY WILL BE REALIZED. ALSO, IT IS EXPECTED THAT THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE CONTAINED IN SUCH PROJECTIONS.

    As noted above, the 2000 Budget and 2001 through 2004 projections were prepared as part of the Company's normal budgeting process. As such, they only include projected results related to properties that currently are owned or controlled by the Company. They do not include the effects of any properties the Company may acquire in the future. As a result, the projections do not show the Company replacing its existing inventory of properties, but rather show the effect of an orderly build-out of its existing owned and controlled assets. Although the Company has acquired additional properties in the past and is likely to do so in the future, management has not made it a practice to project the results of any such acquisitions until they are specifically identified and subject to a purchase agreement or letter of intent. To the extent that additional properties are acquired, management would expect real estate development and notes payable balances to be higher, and revenues, interest expense and net income to change.

    The projections were not prepared with a view to public disclosure. The information concerning the projections is included in this Offer to Purchase solely because such information was furnished to FLX and the Special Committee and its advisors. The inclusion of the projections herein should not be regarded as a representation by the Company, the Purchaser, the Parent, FLX or any other entity or person that the projected results will be achieved, and none of such entities or persons assumes any responsibility for the accuracy of such information. The Company's independent auditors have not examined or compiled the projections presented herein and, accordingly, assume no responsibility for them. Readers are cautioned not to place undue reliance on this data.

    Set forth below are consolidated financial statement data for the Company for fiscal years 1998 and projected financial statement data for fiscal years 1999 through 2004. The significant assumptions underlying these projections are described in the footnotes following the projections. The projections should be read together with the information contained in the consolidated financial statements of the Company available in its filings with the Commission, and the information contained set forth above.

                              CASTLE & COOKE, INC.
                CONSOLIDATED FINANCIAL STATEMENT PROJECTIONS(1)

                                                                                                     PROJECTIONS
                                                            EST '99      BUDGET     ---------------------------------------------
                                                 1998       TOTAL(2)      2000        2001        2002        2003        2004
                                               ---------   ----------   ---------   ---------   ---------   ---------   ---------
INCOME STATEMENT
Revenues
  Property Sales.............................  $ 165,635   $ 173,207    $213,366    $ 239,876   $ 276,457   $ 288,251   $ 294,690
  Resort Operations..........................     72,452      76,173      87,020       89,241      91,916      94,672      97,510
  Commercial and Other Operations............     52,103      60,029      69,962       78,678      84,767      88,887      90,720
                                               ---------   ---------    ---------   ---------   ---------   ---------   ---------
    Total Revenues(3)........................    290,190     309,409     370,348      407,795     453,140     471,810     482,920
Cost of Operations
  Cost of Property Sales.....................    142,142     150,723     187,297      213,176     243,627     252,058     255,917
  Cost of Resort Operations..................     73,802      76,642      83,469       85,571      87,773      89,938      92,193
  Cost of Commercial and Other Oper..........     24,793      28,602      33,732       34,161      35,936      36,774      37,553
  Depreciation in cost of sales..............     16,591      16,945      18,623       19,429      19,896      20,179      20,304
  Amortization of Leasing Costs..............        739         935       1,336        1,534       1,649       1,626       1,620
                                               ---------   ---------    ---------   ---------   ---------   ---------   ---------
  Total cost of operations...................    258,067     273,847     324,457      353,071     388,881     400,575     407,587
    Gross margin.............................     32,123      35,562      45,891       53,924      64,259      71,235      75,333
  General and Administrative Expenses........     13,986      13,726      14,258       15,814      16,523      16,377      16,789
    Total Cost of operations.................    272,053     287,573     338,715      369,685     405,404     416,952     424,376
                                               ---------   ---------    ---------   ---------   ---------   ---------   ---------
Operating Income(4)..........................     18,137      21,836      31,633       38,110      47,735      54,859      58,545
Interest and Other Income, Net...............      3,898       6,995       2,833        3,957       4,338       4,570       4,661
                                               ---------   ---------    ---------   ---------   ---------   ---------   ---------
  Earnings before int & taxes................     22,035      28,831      34,466       42,067      52,073      59,429      63,206
Interest Expense, Net(5).....................     (5,919)    (11,449)    (12,117)     (10,638)     (6,595)        145       8,217
                                               ---------   ---------    ---------   ---------   ---------   ---------   ---------
Income Before Income Taxes...................     16,116      17,382      22,349       31,429      45,478      59,574      71,423
Income Tax Provision.........................     (5,318)     (5,215)     (6,705)      (9,429)    (13,643)    (17,872)    (21,427)
                                               ---------   ---------    ---------   ---------   ---------   ---------   ---------
Net income(6)................................     10,798      12,167      15,644       22,000      31,835      41,702      49,996
Earnings Per Common Share....................  $    0.58   $    0.72    $   0.92    $    1.29   $    1.87   $    2.45   $    2.94
                                               =========   =========    =========   =========   =========   =========   =========
CASH FLOW PROJECTION
EBIT.........................................     22,035      28,831      34,466       42,067      52,073      59,429      63,206
Add cost of sales............................    137,764     149,131     189,679      210,945     239,825     251,241     253,241
Add depreciation.............................     17,543      17,876      19,586       20,410      20,855      20,659      20,776
Add amortization of leasing costs............        739         935       1,336        1,534       1,649       1,626       1,620
Less developmental expenditures..............   (117,489)   (133,016)   (174,461)    (198,686)   (209,229)   (191,816)   (156,351)
Less capital expenditures(7).................    (51,686)    (53,686)    (45,047)     (16,153)    (10,876)     (8,055)     (6,940)
FAS 13 rent adjustments......................      3,690      (3,782)     (2,540)      (2,118)     (1,683      (1,846)     (1,458)
Other adjustments............................     (4,736)      5,830       1,747       (5,383)     (3,057)     (1,575)     (2,216)
Other debt activity-net......................      1,943      (1,633)       (780)      (2,620)     (2,823)     (3,039)     (3,160)
                                               ---------   ---------    ---------   ---------   ---------   ---------   ---------
  Cash flow before interest and taxes........      9,803      10,486      23,986       49,997      86,734     126,624     168,718
Interest charges incurred....................    (16,877)    (21,937)    (25,494)     (22,800)    (18,800)    (11,200)       (240)
                                               ---------   ---------    ---------   ---------   ---------   ---------   ---------
  Cash flow before taxes.....................     (7,074)    (11,451)     (1,508)      27,197      67,934     115,424     168,478
Income tax (payments)........................     (7,224)     (4,702)     (8,897)     (12,283)    (19,351)    (27,332)    (31,838)
                                               ---------   ---------    ---------   ---------   ---------   ---------   ---------
  Net cash flow before real estate estate
    investments and debt activity............    (14,298)    (16,153)    (10,405)      14,914      48,583      88,092     136,640

------------------------------

(1) BASIS OF PRESENTATION: The projections assume that no acquisitions take place during the five-year business plan. For the Company's existing properties, the projections assume an orderly development and sale. Development and capital expenditures are projected to be funded with operating cash flow and existing credit lines.

(2) Actual figures for 1999 are found on page 48.

(3) REVENUE: In general, the projections generally assume that the markets in which the Company operates maintain their current demand and price levels or improve modestly. In Hawaii, the projections assume that the market improves significantly over 1999 results and that the sales unit activity in existing projects increase 26%, 37%, 46% 66% and 93% over the 1999 results for years 2000, 2001, 2002, 2003 and 2004, respectively. The Hawaii residential property sales are projected to increase based on an assumption that the Hawaii economy has a meaningful recovery. The resort revenues increase throughout the projection period as it is assumed that the hotel occupancy's continues to improve and that luxury residential sales continue to increase. The luxury residential sales on Lanai are projected to increase 41%, 47%, 51%, 55% and 60% over the 1999 results for years 2000, 2001, 2002, 2003 and 2004, respectively. The commercial and other operations revenues are projected to increase 16%, 31%, 41%, 48% and 51% over the 1999 results for the years 2000, 2001, 2002, 2003, and 2004 respectively. The key assumptions that underlie that increase is that leasing improves at the Dole Cannery and that the commercial golf courses add significant revenue as they become more established.

(4) OPERATING INCOME: The projections assume that operating income increases 45%, 75%, 119%, 151%, and 168% over the estimated 1999 results for years 2000, 2001, 2002, 2003 and 2004, respectively. This increase is attributable to the assumptions noted in Note 2.

(5) INTEREST EXPENSE: The projections assume a constant rate interest of 8% throughout the projection period.

(6) NET INCOME: The projections assume an effective income tax rate of 30% throughout the projection period.

(7) CAPITAL EXPENDITURES: The projections assume that capital expenditures decrease in 2001, 2002, 2003 and 2004 as it is assumed that no new commercial developments or acquisitions are undertaken during the projection period.

    AVAILABLE INFORMATION. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. Reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such information can also be obtained by mail upon payment of the Commission's prescribed rates by writing to the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to the Company which have been filed via the EDGAR System.

9. CERTAIN INFORMATION CONCERNING FLX, PARENT AND PURCHASER

    FLX, PARENT AND PURCHASER. FLX, a Delaware corporation, is engaged in the business of leasing chassis used in international shipping. FLX has no subsidiaries other than Parent, Purchaser, Flexi-Van Mexico ("FVM") and Flexi-Van Canada ("FVC"). FVC is engaged in the same lines of business as FLX; FVM is presently inactive.

    Purchaser is a newly formed Hawaii corporation organized in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger. All of the outstanding capital stock of Purchaser is directly owned by Parent. Parent is a newly formed Delaware corporation organized in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger. All of the outstanding capital stock of Parent is directly owned by FLX. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

    The principal office of FLX is located at 251 Monroe Avenue, Kenilworth, New Jersey, 07033. The telephone number of FLX is (908) 276-8000. The principal offices of each of Parent and Purchaser are located at 10900 Wilshire Boulevard, Los Angeles, CA 90024. The telephone number of each of Parent and Purchaser is
(310) 208-6055.

    For certain information concerning the executive officers and directors of FLX, Parent and Purchaser, including Mr. David H. Murdock, who owns FLX, see
Schedule I, Parts 1, 2 and 3.

    None of FLX, Purchaser or Parent, nor, to the best knowledge of FLX, Purchaser or Parent, any of the persons listed on Schedule I, Parts 1, 2 and 3, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

    Except as set forth in this Offer to Purchase, none of FLX, Purchaser or Parent, nor, to the best knowledge of FLX, Purchaser or Parent, any of the persons listed on Schedule I, Parts 1, 2 and 3, nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares, and none of FLX, Purchaser or Parent nor, to the best of knowledge of FLX, Purchaser or Parent, any of the persons or entities referred to above, nor any of the respective executive officers, directors or subsidiaries of any of the foregoing, has effected any transaction in the Shares during the past 60 days.

    Except as set forth in this Offer to Purchase, none of FLX, Purchaser or Parent has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

    Except as set forth in this Offer to Purchase, none of FLX, Parent, Purchaser, any of their respective affiliates, nor, to the best knowledge of FLX, Parent or Purchaser, any of the persons listed on Schedule I, Parts 1, 2 and 3, has had any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that are required to be reported under the rules of the Commission. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between FLX, Parent, Purchaser, any of their respective affiliates or, to the best knowledge of FLX, Parent, Purchaser, any of the persons listed on Schedule I, Parts 1, 2 and 3, and the Company or its affiliates concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

10. MERGER AGREEMENT AND CERTAIN OTHER AGREEMENTS

MERGER AGREEMENT

    The following is a summary of certain provisions of the Merger Agreement not discussed elsewhere in this Offer to Purchase. The summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Exhibit B hereto. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement. The Merger Agreement may also be examined and copies may be obtained at the places set forth in this Offer in CERTAIN INFORMATION CONCERNING FLX, PARENT AND PURCHASER, above.

    REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, corporate organization, capital stock, options or other rights to acquire Shares, authority to enter into the Merger Agreement, required consents, no conflicts between the Merger Agreement and the Articles of Incorporation and Bylaws of the Company or applicable laws or agreements to which the Company or its assets may be subject, compliance with laws, brokers' and finders' fees, votes required to approve the Merger Agreement, disclosures in proxy statement and tender offer documents and the absence of material adverse changes.

    In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to the Company with respect to, among other things, corporate organization, authority to enter into the Merger Agreement, required consents, no conflicts between the Merger Agreement and the Articles or Certificate of Incorporation, Bylaws and other constituent documents of Parent or Purchaser or laws applicable to Parent and Purchaser or agreements to which Parent or Purchaser are subject, brokers' fees and disclosures in proxy statement and tender offer documents.

    CONDITIONS TO THE MERGER. The respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction or waiver of each of the following conditions: (i) the Company Shareholder Approval shall have been obtained if required by applicable law; (ii) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired; (iii) no temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity (as defined in the Merger Agreement) or other legal restraint or prohibition shall be in effect preventing or prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer, or the consummation of the Merger, provided, however, that the parties shall use all reasonable efforts to have any such injunction, order, restraint or prohibition vacated; and (iv) no statute, rule, order, decree or regulation shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits the consummation of the Merger. The obligation of Parent and Purchaser to effect the Merger also is subject to
(i) Parent or Purchaser having been obligated to purchase Shares in the Offer, and (ii) expiration of the waiting period under the Hawaii Environmental Disclosure Act.

    Notwithstanding anything in the Merger Agreement to the contrary, the affirmative vote of the Special Committee is required to (i) approve any amendment, modification or waiver by the Company of any provisions of the Merger Agreement or (ii) approve any other action by the Company that adversely affects the interests of the shareholders of the Company (other than Parent, Purchaser or any affiliate thereof) with respect to the transactions contemplated by the Merger Agreement, including without limitation, any actions which would constitute a breach by the Company of its representations, warranties or covenants contained in the Merger Agreement. The foregoing provisions of the Merger Agreement shall not limit any rights which Parent, Purchaser or their affiliates may have as holders or beneficial owners of Shares with respect to the election of directors or otherwise.

    SHAREHOLDERS' MEETING; PROXY STATEMENT. If required by applicable law in order to consummate the Merger, the Company will, as promptly as practicable following the acceptance for payment of and payment for Shares pursuant to the Offer (as evidenced by delivery of cash sufficient to pay for the tendered Shares to the Depositary with irrevocable instructions to pay the tendering Shareholders) and in consultation with Purchaser and Parent, duly call, give notice of, convene and hold a meeting of its shareholders (the "Shareholders Meeting") for the purpose of approving the Merger Agreement and the transactions contemplated thereby. The Company will, through the Company Board, recommend to its shareholders approval of the foregoing matters and seek to obtain all votes and approvals thereof by the shareholders, provided however that such recommendation and other action may be withdrawn, modified or amended if Company determines in good faith, based on advice of its outside counsel, that such action is necessary in order for the Company Board to comply with its fiduciary duties under applicable law. Subject to the foregoing, such recommendation, together with a copy of the Fairness Opinion shall be included in the Proxy Statement. At the Shareholders Meeting, Purchaser will cause all Shares then owned by it, Parent or any affiliate thereof to be voted in favor of the adoption of the Merger Agreement and favor of any other resolution necessary to approve the transactions contemplated by the Merger Agreement.

    Notwithstanding the foregoing, if Purchaser holds at least 90% of the Shares following the Offer, Parent may cause the Merger to occur without a shareholders meeting in accordance with Section 415-75.5 of the HBCA; provided, however, that in such event, the rights of shareholders of the Company under the Merger Agreement (including, without limitation, the right to receive the Merger Consideration) shall not be adversely affected thereby (other than the right to receive the Proxy Statement, attend the Shareholders Meeting and vote on the Merger, which shall no longer be applicable).

    EMPLOYEE BENEFITS. The Merger Agreement provides that, for a period of twelve months following the Effective Time of the Merger, Parent shall maintain employee benefits plans and arrangements (directly or in conjunction with Purchaser) which, in the aggregate, will provide a level of benefits to continuing employees of the Company substantially comparable in the aggregate to those provided to similarly situated employees of Parent in the United States under Parent's benefit plans as in effect immediately prior to the Effective Time of the Merger (other than discretionary benefits) provided that Parent may make modifications to such benefit plans and arrangements to the extent necessary to comply with applicable law or to reflect widespread adjustments in benefits (or costs thereof) provided to employees under compensation and benefit plans of Parent and its subsidiaries, and no specific compensation and benefit plans need be provided. For purposes of determining eligibility and vesting under certain benefit plans, Parent shall use the employee's hire date with the Company or such other date as has been previously determined by the Company for credit for prior employment with any predecessor or ERISA Affiliate (as defined in the Merger Agreement) of the Company.

    The Merger Agreement does not prohibit the Company or Purchaser from terminating the employment of any employee at any time with or without cause (subject to, and in accordance with the terms of, any existing employment agreements), nor shall it be construed or applied to restrict the ability of Purchaser or Parent to establish such types and levels of compensation and benefits as they determine to be appropriate.

    OPTIONS. The Merger Agreement provides that, as soon as practicable following the date of the Merger Agreement, the Company Board shall: (i) adjust the terms of all Company Stock Options to provide that, at the Effective Time of the Merger, each Company Stock Option outstanding immediately prior to the Effective Time of the Merger shall vest as a consequence of the Merger and shall be canceled in exchange for a payment from the Company after the Merger (subject to any applicable withholding taxes) equal to the product of (1) the total number of Shares subject to such Company Stock Option, multiplied by (2) the excess of the Merger Consideration over the exercise price per Share subject to such Company Stock Option, payable in cash immediately upon the Effective Time of the Merger; and (ii) except as provided in Merger Agreement or as otherwise agreed to by the parties, the Company's Stock Option Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary shall terminate as of the Effective Time of the Merger, and the Company shall ensure that, following the Effective Time of the Merger, no holder of a Company Stock Option nor any participant in any Stock Option Plan shall have any right thereunder to acquire equity securities of the Surviving Corporation following the Merger, except for the rights set forth in clause (i) above. It also provides that Stock Units (as such term is defined in the Deferred Stock Compensation Plan) under the Company's Deferred Stock Compensation Plan for Non-Employee Directors will be converted into only a right to receive cash at a future date.

    INTERIM OPERATIONS; COVENANTS. Pursuant to the Merger Agreement, during the period from May 19, 2000 to the Effective Time of the Merger, the Company has agreed that, except as expressly contemplated by the Merger Agreement, the Company shall, and shall cause its subsidiaries to, act and carry on their respective businesses in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, during such period, the Company shall not, and shall not permit any of its subsidiaries to, without the prior written consent of Parent, which consent shall not be unreasonably withheld:

    a. declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a subsidiary of the Company to its parent in accordance with applicable law;

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
    b. split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

    c. purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for the cash-out of Company Stock Options outstanding on the date of the Merger Agreement;

    d. authorize for issuance, issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock or the capital stock of any of its subsidiaries, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or any other securities or equity equivalents (including without limitation stock appreciation rights) other than the issuance of Shares upon the exercise of Company Stock Options outstanding on the date of the Merger Agreement and in accordance with their present terms;

    e. amend its certificates or articles of incorporation, bylaws or other comparable charter or organizational documents;

    f. subject to the provisions of the Merger Agreement and except as described therein, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization;

    g. incur any indebtedness for borrowed money or guarantee any such indebtedness of another person in an amount in excess of $1,000,000, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for borrowings under current credit facilities and for lease obligations, in each case incurred in the ordinary course of business consistent with past practice;

    h. make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company in an amount exceeding $100,000;

    i. adopt resolutions providing for or authorizing a liquidation or a dissolution except as part of a Transaction Proposal; or

    j. authorize any of, or commit or agree to take any of, the foregoing actions.

    ACCESS TO INFORMATION; CONFIDENTIALITY. Pursuant to the Merger Agreement, during the period prior to the earlier of the Effective Time of the Merger and the Expiration Date, each of the Company and each of its subsidiaries shall afford to FLX, Parent, Purchaser and their representatives reasonable access during normal business hours to its properties, books, contracts, commitments, personnel and records (including, without limitation, to the extent available, the work papers of the Company's and its subsidiaries independent public accountants) and, during such period, each of the Company and each of its subsidiaries shall furnish promptly to Parent (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and
(ii) all other information concerning its business, properties, financial condition, operations and personnel as Parent may from time to time reasonably request; provided, however, that the foregoing shall not require Company or any of its subsidiaries to disclose any information that would cause a violation of any contractual confidentiality obligation existing on the date hereof. Except as required by law, each of the

Company, Parent and Purchaser, will hold and will cause its representatives to hold any nonpublic information in confidence to the extent required by the Confidentiality Agreement (as defined below).

    ADDITIONAL UNDERTAKINGS; NOTIFICATION. Pursuant to the Merger Agreement, FLX, Parent, Purchaser and the Company agree to use their reasonable efforts and cooperate with one another in promptly (i) determining whether any filings are required to be made or consents, approvals, waivers, licenses, permits or authorizations are required to be obtained (or, which if not obtained, would result in a breach, or violation, or an event of default, termination or acceleration of any agreement or any put right under any agreement) under any applicable law or regulation or from any governmental entities or third parties in connection with the Offer or the Merger and (ii) making any such filings, furnishing information required in connection therewith and timely seeking to obtain any such consents, approvals, permits or authorizations. The Merger Agreement provides that the Company shall make, subject to the condition that the transactions contemplated in Merger Agreement actually occur, any undertakings (including undertakings to make divestitures, provided, in any case, that such divestitures need not themselves be effective or made until after the transactions contemplated in the Merger Agreement actually occur) required in order to comply with the antitrust requirements or laws of any Governmental Entity, including the HSR Act, in connection with the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, or any other covenant contained in the Merger Agreement, in connection with the receipt of any necessary approvals under the HSR Act, neither the Company nor any of its subsidiaries shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, the Company or any of its subsidiaries or any material portions thereof or any of the businesses, product lines, properties or assets of the Company or any of its subsidiaries, without Parent's prior written consent.

    OTHER PROPOSALS. The Merger Agreement states that it does not prohibit the Company, its subsidiaries, and their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney, or accountant retained by the Company or any of its subsidiaries) (collectively "Responsible Parties") from supplying any information to or conducting discussions or negotiations with any person or entity if the Special Committee determines that (i) such exchange of information, discussions or negotiations has a reasonable likelihood of leading to a Transaction Proposal, (ii) the Special Committee has received satisfactory evidence of such party's financial capacity to complete such proposed Transaction, and (iii) any such Transaction Proposal would have a reasonable probability of completion. Prior to taking such action the Company must obtain from such person an executed confidentiality agreement containing terms and provisions, when taken in the aggregate, adequate in the reasonable judgment of the Special Committee to prevent disclosures or use of proprietary information to the Company's detriment.

    Prior to the acceptance for payment of, and payment for, Shares pursuant to the Offer the Special Committee shall not be prohibited from:

    (i) failing to make or withdrawing or modifying its recommendation referred to in the Merger Agreement if there is a Transaction Proposal and the Special Committee, after consultation with its financial advisors and after receipt of advice from independent outside legal counsel, determines in good faith that such action is necessary for the Special Committee to comply with its fiduciary duty to shareholders under applicable laws in connection with the Transaction Proposal; or

    (ii) making to the Company's shareholders any recommendation and related filing with the Commission as required by Rule 14e-2 and 14d-9 under the Exchange Act, with respect to any tender offer, or taking any other legally required action with respect to such tender offer (including, without limitation, the making of public disclosures as may be necessary or reasonably advisable under applicable securities laws).

    "Transaction Proposal" shall mean any of the following (other than the transactions between the Company, and FLX, Parent and Purchaser contemplated by the Offer and the Merger Agreement) involving the Company or any of its subsidiaries:

    (i) any merger, consolidation, share exchange, recapitalization, business combination, or other similar transaction;

    (ii) except in the ordinary course of business, any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions;

   (iii) any tender offer or exchange offer for, or the acquisition of (or right to acquire) "beneficial ownership" by any person, "group" or entity (as such terms are defined under Section 13(d) of the Exchange Act), of 20% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; or

    (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing or recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries.

    Prior to the Special Committee withdrawing or modifying its approval or recommendation of the Offer, the Merger Agreement or the Merger, approving or recommending a Transaction Proposal, or entering into an agreement with respect to a Transaction Proposal, the Special Committee shall provide Purchaser with a written notice (a "Notice of Takeover Proposal") advising Purchaser that the Special Committee has received a Transaction Proposal, specifying the material terms and conditions of such Transaction Proposal and identifying the person making such Transaction Proposal, and neither the Company nor any subsidiary shall enter into an agreement with respect to a Transaction Proposal until 48 hours after the first Notice of Takeover Proposal with respect to a given third party was given to Purchaser. In addition, if the Company proposes to enter into an agreement with respect to any Transaction Proposal, it shall, if required in accordance with the terms of the Merger Agreement, concurrently with entering into such agreement pay, or cause to be paid, to Purchaser certain expenses and fees, including those referred to under "Compensation Fee" below.

    INDEMNIFICATION. The Merger Agreement provides that, at all times following the Effective Time of the Merger, the Surviving Corporation shall indemnify all present and former directors or officers of the Company and its subsidiaries ("Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any final resolution of a claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time of the Merger, whether asserted or claimed prior to, at or after the Effective Time of the Merger, to the fullest extent as would have been permitted in their respective articles of incorporation or bylaws consistent with applicable law, to the extent such Costs have not been paid for by insurance and shall, in connection with defending against any action for which indemnification is available hereunder, reimburse such Indemnified Parties from time to time upon receipt of sufficient supporting documentation, for any reasonable costs and expenses reasonably incurred by such Indemnified Parties; provided that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth in the articles of incorporation or bylaws of the Company or its subsidiaries, as applicable, consistent with applicable law shall be made by independent counsel mutually acceptable to Surviving Corporation and the Indemnified Party; and provided, further, that such reimbursement shall be conditioned upon such Indemnified Parties' agreement promptly to return such amounts to Parent if a court of competent jurisdiction shall ultimately determine that indemnification of such Indemnified Parties is prohibited by applicable law.

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
    The Surviving Corporation will maintain for a period of not less than six years from the Effective Time of the Merger the Company's current directors' and officers' insurance and indemnification policy (or a policy providing substantially similar coverage) for all persons who are directors and officers of the Company on the date of the Merger Agreement; provided that the Surviving Corporation shall not be required to spend as an annual premium for such insurance an amount in excess of 200% of the annual premium paid for such insurance in effect prior to the date of the Merger Agreement; and provided further that the Surviving Corporation shall nevertheless be obligated to provide such coverage as may be obtained for such amount. These provisions of the Merger Agreement are intended for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

    TERMINATION. The Merger Agreement may be terminated and the transactions contemplated therein abandoned at any time prior to the Effective Time of the Merger, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company:

    (a) by mutual written consent of Parent and the Company; or

    (b) by either Parent or the Company, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting, or if there shall be in effect any other legal restraint or prohibition preventing or prohibiting, the acceptance for payment of, or payment for, Shares pursuant to the Offer or the consummation of the Merger, and such order, decree, ruling or other action shall have become final and non-appealable (other than due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations under the Merger Agreement required to be performed at or prior to the Effective Time of the Merger); or

    (c) by the Company, if Purchaser shall not have (i) commenced the Offer on or before June 1, 2000, or (ii) accepted for payment any Shares pursuant to the Offer (other than due to the failure of the Company to perform its obligations under the Merger Agreement) (x) on or prior to August 15, 2000, or, (y) if any necessary approvals required under the HSR Act shall not have been obtained by such date, on or prior to the earlier of ten business days after receipt of all necessary approvals under the HSR Act; or

    (d) by the Company, substantially concurrently with the execution, prior to Purchaser's acquisition of Shares pursuant to the Offer, of a binding agreement with a third party with respect to a Transaction Proposal, provided that it has complied with all provisions of the Merger Agreement, including the notice provisions in the Merger Agreement, and that it pays the Compensation Fee pursuant to the provisions of the Merger Agreement described under COMPENSATION FEE, below; or

    (e) by Parent, prior to Purchaser's acquisition of any Shares pursuant to the Offer, in the event of a material breach or failure to perform in any material respect by the Company of any covenant or other agreement contained in the Merger Agreement or in the event of a breach of any representation or warranty of the Company that could reasonably be expected to have a Material Adverse Effect, in each case which cannot be or has not been cured within fifteen days after the giving of written notice to the Company; or

    (f) by the Company, prior to Purchaser's acquisition of any Shares pursuant to the Offer, in the event of a material breach or failure to perform in any material respect by FLX, Parent, or Purchaser of any covenant or other agreement contained in the Merger Agreement or in the event of a breach of any representation or warranty of FLX, Parent, or Purchaser that could reasonably be expected to have a Material Adverse Effect, in each case which cannot be or has not been cured within fifteen days after the giving of written notice to FLX, Parent, or Purchaser; or

    (g) by Parent, if the Company Board or the Special Committee, shall
       (i) withdraw or modify in any adverse manner its approval or recommendation of the Merger Agreement, the Offer or the

       Merger, (iii) approve or recommend any Transaction Proposal, or
       (iii) resolve to take any of the actions specified in clause (i) above;

    (h) by Parent or the Company, after two business days' notice to the other party if the Offer expires without renewal; or

    (i) by Parent or the Company, if the lenders of Parent and Purchaser fail to advance funds pursuant to their commitments in an amount sufficient to pay the Merger Consideration.

    COMPENSATION FEE. If any person (other than Purchaser or any of its affiliates) shall have made, proposed, communicated or disclosed a Transaction Proposal in a manner which is or otherwise becomes public and the Merger Agreement is terminated pursuant to any of the following provisions:

    (i) by the Company pursuant to clause (d) under "Termination" above; or

    (ii) by Parent, pursuant to clause (g) under "Termination" above;

then the Company shall, simultaneously with such termination of the Merger Agreement, pay to Purchaser, in cash, a fee equal to two percent (2%) of the consideration offered to, or available to, the Company's shareholders as a result of the Transaction Proposal, which amount shall be payable in same day funds (the "Compensation Fee"). Notwithstanding the foregoing, the Compensation Fee shall not be less than $6,800,000.

    In no event shall the Company be required to pay more than one Compensation Fee pursuant to the Merger Agreement.

CONFIDENTIALITY AGREEMENT

    The following is a summary of certain provisions of the confidentiality letter agreement, dated March 29, 2000, between the Company and FLX (the "Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the confidentiality letter, a copy of which is filed with the Commission as Exhibit 99(d)(2) to the Schedule TO and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement. The Confidentiality Agreement may be examined and copies may be obtained at the places and in the manner set forth in CERTAIN INFORMATION CONCERNING THE COMPANY, above.

    The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, FLX has agreed, subject to certain exceptions, to keep confidential all nonpublic, confidential or proprietary information concerning the Company which is furnished to FLX by or on behalf of the Company, including certain information about the Company's acquisition opportunities with respect to certain acquisition candidates (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and FLX and will not be used in any way detrimental to the Company. FLX has further agreed that it will disclose the Confidential Information only to (i) its representatives who need to know such information in connection with the Offer and Merger, and (ii) such other persons, disclosure to whom is approved in writing by the Company.

INDEMNIFICATION AGREEMENT

    Pursuant to an indemnification agreement, dated April 11, 2000, among the Company and the members of the Special Committee, the Company agreed to indemnify all of the members of the Special Committee for their service on the Special Committee in connection with the Proposal or any other resulting transaction. Subject to certain limitations, the Company is obligated to indemnify the Special Committee members from any reasonable expenses incurred by them, and amounts they may be legally obligated to pay, as a result of actual or threatened claim or claims, or any investigation or court or administrative proceeding (whether civil or criminal), arising from the Proposal or any other resulting transaction. The rights to indemnification provided in the agreement are in addition to any rights provided by law, the Articles of Incorporation and bylaws of the Company, any insurance policy, agreement or otherwise. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Indemnification Agreement, a copy of which is filed with the Commission as Exhibit 99.(d)(3) to the Scheule TO.

11. SOURCE AND AMOUNT OF FUNDS

    The total amount of funds required by Purchaser to consummate the Offer assuming all shares are tendered is approximately $238 million, which includes estimated fees and expenses of the Offer. Purchaser and Parent will obtain 4,501,310 Shares and $25 million in cash from FLX in the Offer and expect to use loans from a bank group to fund the balance of the funds needed to complete.

    FLX, Parent and Purchaser have received a commitment letter from Bankers Trust Company, an affiliate of Deutsche Bank, providing for a bridge loan of up to $220 million for the purposes of acquiring Shares in the Offer and paying expenses (the "Bridge Loan"). The Bridge Loan will be an unsecured credit facility. The funds provided to Parent and Purchaser pursuant to the Bridge Loan will bear interest at an annual rate equal to the LIBOR rate, plus 4.125%.

    The obligation of Bankers Trust Company, along with all other lenders which will be parties to the Bridge Loan (collectively, the "Lenders") to provide the financing under the Bridge Loan is subject to certain conditions, including the following:

    - The absence of any changes to the Merger Agreement or this Offer;

    - Execution by Parent and its affiliates of financing documents evidencing the Bridge Loan, in forms satisfactory to the Lenders;

    - No adverse change in the condition of Company, Parent and Purchaser since December 31, 1999;

    - Completion by the Lenders of their due diligence investigation; and

    - Acceptance by Parent and Purchaser of a permanent loan commitment.

    The expected source of repayment for the Bridge Loan is a permanent financing of up to $415 million pursuant to a proposed commitment which Bankers Trust has provided. The permanent financing will refund the Bridge Loan in its entirety and also provide funds to refinance the Company's existing revolving line of credit, pay for options cancelled in the Merger, and pay expenses of the Merger. The permanent financing is expected to be secured by substantially all of the Company's assets and will bear interest at a variable rate based on LIBOR.

    It is expected that Bridge Loan documents will be negotiated while the Offer is outstanding and signed on or before the Expiration Date.

12. DIVIDENDS AND DISTRIBUTIONS

    The Company has never paid any dividends with respect to its common stock.

    As described above, the Merger Agreement provides that from May 19, 2000, until the Effective Time of the Merger, without the prior written consent of Parent, the Company will not (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock;
(ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in lieu of or in substitution for shares of its capital stock; (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities or any rights, warrants or options to acquire any such shares or other securities, except for the cash-out of Company Stock Options (as provided in the Merger Agreement) outstanding on the date of the Merger Agreement; or (iv) authorize for issuance, issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities

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
convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or any other securities or equity equivalents (including without limitation stock appreciation rights) (other than the issuance of Shares upon the exercise of Company Stock Options outstanding on the date of the Merger Agreement and in accordance with their present terms).

13. CONDITIONS TO THE OFFER

    Notwithstanding any other provision of the Offer, and subject to the terms of the Merger Agreement and any applicable rules and regulations of the Commission, including Rule 14e-1(c) relating to Purchaser's obligation to pay for or return tendered shares after termination of the Offer, Parent and Purchaser will not be required to accept for payment or pay for any Shares tendered pursuant to the Offer and may delay acceptance for payment or may terminate the Offer, if the Minimum Condition is not satisfied by the Expiration Date or waived by Purchaser (after consultation with the Special Committee), if any applicable waiting period under the HSR Act has not expired or terminated by the Expiration Date or if any applicable waiting period with respect to the environmental disclosure report required to be filed with the Office of Environmental Quality Control of the State of Hawaii (the "OEQC") has not expired or terminated by the Expiration Date, or if, at any time after the date of the Merger Agreement and before the Expiration Date any of the following events shall occur and be continuing:

    - there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, including any State of Hawaii environmental statute, pursuant to an authoritative interpretation by or on behalf of a Governmental Entity that (i) prohibits the acquisition by Parent or Purchaser of any Shares under the Offer, or restrains or prohibits the making or consummation of the Offer or the Merger, (ii) prohibits or materially limits the ownership or operation by the Company, Parent or any of their respective subsidiaries of a material portion of the business or assets of the Company, Parent or any of their respective subsidiaries or compels the Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, in each case as a result of the Offer or the Merger or (iii) imposes material limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the shareholders of the Company or (iv) prohibits Parent or any of its subsidiaries from effectively controlling in any material respect any material portion of the business or operations of the Company, Parent or any of their respective subsidiaries, taken as a whole; or

    - any of the representations and warranties of the Company contained in the Merger Agreement shall not be true and correct in all material respects at and as of the date of consummation of the Offer (except to the extent such representations and warranties speak to an earlier date), as if made at and as of the date of consummation of the Offer, in each case except as contemplated or permitted by the Merger Agreement and with respect to any representations or warranties not qualified by a "Material Adverse Effect," (as defined in the Merger Agreement) unless the inaccuracies under all such representations and warranties, taking all the inaccuracies under such representations and warranties together in their entirety, do not individually or in the aggregate, result in a Material Adverse Effect on the Company; or

    - the Company shall have failed to perform in all material respects the obligations required to be performed by it under the Merger Agreement at or prior to the Expiration Date, including but not limited to its obligations pursuant to Section 7.7 of the Merger Agreement, except for such failures to perform as have not had or would not, individually or in the aggregate, have a Material Adverse Effect (as defined in the Merger Agreement) with respect to the Company or materially adversely affect the ability of the Company to consummate the Merger or the Purchaser to accept for payment or pay for Shares pursuant to the Offer; or

    - the Special Committee and/or Company Board shall have (i) withdrawn, modified or amended in any respect adverse to Parent or Purchaser its approval or recommendation of the Merger Agreement, the Offer or the Merger, (ii) recommended or approved any Transaction Proposal from a person other than Parent, Purchaser or any of their respective affiliates, or (iii) resolved to do any of the foregoing; or

    - the Merger Agreement shall have been terminated in accordance with its terms; or

    - the Company shall have entered into a definitive agreement or agreement in principle with any person with respect to a Transaction Proposal or similar business combination with the Company or any of its subsidiaries, which in the reasonable judgment of Parent or Purchaser in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment; or

    - the lenders of Parent and Purchaser refuse to advance funds pursuant to their commitments in an amount sufficient to pay the Merger Consideration.

    The foregoing conditions (other than the Minimum Condition) are for the sole benefit of the Parent and Purchaser and, subject to the Merger Agreement, may be waived by Parent or Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent or Purchaser; provided that, without the express written consent of the Company, neither Parent nor Purchaser may waive the Minimum Condition if after the waiver Purchaser would own less than a majority of the Shares. In addition, Purchaser has agreed to consult the Special Committee before taking any action to waive the Minimum Condition.

14. CERTAIN LEGAL MATTERS

    GENERAL. Except as described in this Section, based on information provided by the Company, none of the Company, FLX, Purchaser or Parent is aware of any license or regulatory permit that appears to be material to the business of the Company that might be adversely affected by Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by Purchaser as contemplated herein. Should any such approval or other action be required, Purchaser and Parent presently contemplate that such approval or other action will be sought, except as described below under STATE ANTI-TAKEOVER STATUTES. While, except as otherwise described in this Offer to Purchase, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any Shares tendered. See CONDITIONS TO THE OFFER, above, for certain conditions to the Offer, including conditions with respect to governmental actions.

    STATE ANTI-TAKEOVER STATUTES. A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, in EDGAR V. MITE CORP., the Supreme Court of the United States (the "Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS CORP. V. DYNAMICS CORP. OF AMERICA, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

    The State of Hawaii has enacted both a control share acquisition statute and an anti-takeover statute. The control share acquisition statute permits a corporation's articles of incorporation to provide that the statute shall not apply to the corporation or its shares. The Company's Articles of Incorporation contain such a provision; therefore the control share acquisition statute does not apply to FLX, Purchaser or the Offer and it is not described in this Offer to Purchase. Similarly, the Hawaii anti-takeover statute does not apply to a transaction which has been approved by the target company's board of directors. The Company Board has approved the Offer and the Merger Agreement; therefore the anti-takeover statute will not apply to the Offer or the Merger.

    ANTITRUST. The Offer and the Merger are subject to the HSR Act, which provides that acquisition transactions meeting the filing threshold may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC"), and certain waiting period requirements have been satisfied.

    On May 24, 2000 Parent and the Company filed their Notification and Report Forms with respect to the Offer under the HSR Act. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on June 7, 2000, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Parent or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. The Purchaser is not obligated to accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See CONDITIONS TO THE OFFER, above.

    The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws, as defined below, of transactions such as Purchaser's acquisition of Shares pursuant to the Offer and the Merger. At any time before or after Purchaser's acquisition of Shares, the DOJ or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Based upon an examination of information provided by the Company relating to the businesses in which Parent and the Company are engaged, Parent and Purchaser believe that the acquisition of Shares by Purchaser will not violate the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result.

    As used in this Offer to Purchase, "Antitrust Laws" shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

    HAWAII ENVIRONMENTAL DISCLOSURE STATUTE. Chapter 343D of the Hawaii Revised Statutes prohibits a beneficial owner of ten percent or more of any class of securities of any Hawaii corporation from purchasing more than an additional five percent of such security during any twelve-month period without first submitting a filing to the OEQC in compliance with the statute. The filing must describe (i) all judicial and administrative proceedings during the preceding five years to which the person was a party, and which involved any environmental matters, and (ii) a detailed history of such person's compliance with all applicable environmental laws or regulations. There is an initial fifteen day waiting period with respect to the filing, which may be extended if the OEQC requires additional information from the filing party. FLX, Parent and Purchaser filed the required disclosures with the OEQC on May 17, 2000. Assuming there will be no extensions, the waiting period will expire on or about May 31, 2000.

    LEGAL PROCEEDINGS RELATING TO THE OFFER. Following the public disclosure of the Proposal on March 29, 2000, five purported class actions were filed in the Superior Court of Los Angeles County, California and three purported class actions were filed in the Circuit Court of the Second Circuit of the State of Hawaii. The complaints generally allege that the Company's directors breached their fiduciary duties and engaged in self-dealing by failing to maximize the value of the Shares. The complaints further allege that the value of the Shares is materially greater than the amount contained in the Proposal. Each complaint seeks certification of a plaintiff class, declaratory and injunctive relief with respect to the transactions contemplated by the Proposal, unspecified compensatory damages, and attorneys' fees and costs. In addition to naming the Company's directors as defendants, seven of the lawsuits name the Company as a defendant and two of the lawsuits name FLX as a defendant. The defendants believe that the actions are without merit and intend to defend them vigorously. The five purported class actions pending in Los Angeles Superior Court are entitled: FURTHERFIELD PARTNERS, L.P. ET AL. V. MURDOCK ET AL., Case
No. BC227387; CHARLES MILLER ET AL. V. DAVID H. MURDOCK, ET AL., Case No. BC 227390; GREAT NECK CAPITAL PARTNERS ET AL. V. CASTLE & COOKE, INC. ET AL., Case No. BC 227403; JOSHUA KAPLAN ET AL. V. CASTLE & COOKE, INC. ET AL., Case No. BC227470 and JERRY KRIM ET AL. V. CASTLE & COOKE, Case No. BC227484. The three purported class actions pending in Hawaii Circuit Court are entitled ARCHIE D. SODEN ET AL. V. CASTLE & COOKE, INC., ET AL., Civil No. 00-1-0145(1); CRANDON CAPITAL PARTNERS ET AL. V. CASTLE & COOKE, INC., ET AL., Civil
No. 00-1-0146(2); and RUTH WHITE EL AL. V. CASTLE & COOKE, INC., ET AL., Civil No. 00-1-0208(3).

    In the Hawaii litigation, plaintiffs have filed a declaration of Ms. Karen Char, President and Chief Executive Officer of John Child & Company, Inc. ("Child"), a professional corporation that specializes in real estate appraisal and consulting. Ms. Char's declaration described the analysis her firm performed to determine the reasonableness of the reported book value of the Company's real estate assets, $1.027 billion as of December 31, 1999. Based on the information available to Child, including appraisal reports, real property tax assessments and reports of market analysts, Ms. Char stated that in her opinion a conservative market value for the Company's real estate was in the range of $1.18 billion to $1.34 billion, or a value of 15% to 31% greater than book value. Ms. Char's declaration provides the following preliminary minimum market value estimates for the Company's real estate:

                                                                   ESTIMATED
                                                                    MINIMUM
PROPERTY                                                         MARKET VALUE           % OF TOTAL
--------                                                      -------------------   -------------------
                                                                ($ IN MILLIONS)
Hawaii (all properties).....................................   $  730     $  890       62         66
Residential development
  California................................................      153        153       13         11
  Florida...................................................       20         20        2          2
  Arizona...................................................       56         56        5          4
Operating property..........................................      208        208       18         16
Undeveloped land holdings...................................       16         16        1          1
  Total mainland............................................      453        453       39         34
  Total Hawaii and mainland, rounded........................   $1,180     $1,340      100        100

    In addition, some of the plaintiffs have cited in their complaints to a Sutro & Co. report dated March 30, 2000 written by Craig Silvers, which stated, in part, that Sutro & Co. valued the Company at approximately $29 per Share and calculated the book value of the assets of the Company at just over $32 per Share.

    Plaintiffs also filed a declaration of Dr. Scott Hakala, a principal of Business Valuation Services, Inc., a national business valuation and financial advisory firm. Dr. Hakala stated that in his view the proper way to value the Shares of the Company was to determine the net asset value of the Company. He said the net asset value is calculated by determining the fair market value of each of the Company's assets, comparing the amount of the Company's liabilities, and dividing the result by the number of shares outstanding. Based on his review of records of the Company, Ms. Char's analysis, reports by market analysts (including Craig Silvers of Sutro & Co.) and other factors, Dr. Hakala stated that the fair value of the Company's principal assets was in excess of book value and that the fair value in a sale of the Company would be in the range of approximately $34 to $40 per share. He further stated that the current market price of the Shares did not properly reflect the true value of the Company because, among other reasons, the public had inadequate information about the value of the underlying assets.

15. FEES AND EXPENSES

    Estimated fees and expenses incurred or to be incurred by FLX, Parent, and Purchaser on the one hand and the Company, or the other hand, in connection with the Offer and Merger are as follows:

DESCRIPTION                        AMOUNT     RESPONSIBLE PARTY                NOTES
-----------                      ----------   -----------------   -------------------------------
Advisory fees and expenses.....  $2,150,000   Company             Includes the estimated fees of
                                                                    Bear Stearns

Advisory fees and expenses.....  $  600,000   FLX, Parent and     Includes the estimated fees of
                                              Purchaser             Deutsche Bank

Legal fees and expenses........  $  250,000   Company             Includes the estimated fees of
                                                                    counsel to the Company and
                                                                    counsel to the Special
                                                                    Committee

Legal fees and expenses........  $  350,000   FLX, Parent and     Includes the estimated fees for
                                              Purchaser             California and Hawaii counsel
                                                                    to FLX, Parent, and Purchaser

Hart-Scott-Rodino filing fee...  $   45,000   FLX, Parent and
                                              Purchaser

Depositary fees and expenses...  $  100,000   FLX, Parent and     Includes the fees of Equiserve
                                              Purchaser             Trust Company, N.A.

Information Agent fees and
  expenses.....................  $   40,000   FLX, Parent and     Includes the fees of Georgeson
                                              Purchaser             Shareholder Communications
                                                                    Inc.

Securities and Exchange
  Commission filing fee........  $   49,322   FLX, Parent and
                                              Purchaser

Printing and mailing costs.....  $  125,000   FLX, Parent and
                                              Purchaser

Fees and expenses associated
  with financing...............  $  700,000   FLX, Parent and
                                              Purchaser

Miscellaneous expenses.........  $   25,000   FLX, Parent and     Includes advertising
                                              Purchaser

Miscellaneous expenses.........  $   25,000   Company

TOTAL..........................  $4,459,322

    Except as set forth herein, FLX, Parent and Purchaser will not pay any fees or commission to any broker, dealer, or other person for soliciting tenders of Shares pursuant to the Offer. FLX, Parent and Purchaser have retained Georgeson Shareholder Communications Inc. to act as Information Agent, and Equiserve Trust Company, N.A. to act as Depositary in connection with the Offer. FLX, Parent and Purchaser will pay the Information Agent and Depositary reasonable and customary compensation for their services in connection wtih the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify them against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. FLX, Parent and Purchaser will also pay all costs and expenses of printing and mailing the Offer documents and any related legal fees and expenses incurred by or on behalf of FLX, Parent, Purchaser and their affiliates.

16. MISCELLANEOUS

    The Offer is being made to all holders of Shares other than the Company, FLX and Purchaser. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF FLX, PARENT OR PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

    Purchaser and Parent have filed with the Commission the Schedule TO pursuant to Rules 14d-3 and 13e-3 under the Exchange Act furnishing certain additional information with respect to the Offer. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendations of the Company Board with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information (the "Schedule 14D-9"). The Schedule TO and any amendments thereto, including exhibits and the Schedule 14D-9 and any amendments thereto, may be examined and copies may be obtained from the same places and in the same manner set forth in CERTAIN INFORMATION CONCERNING THE COMPANY, above, of this Offer to Purchase (except that they will not be available at the regional offices of the Commission).

                        CASTLE ACQUISITION COMPANY, INC.

May 31, 2000

                                   SCHEDULE I
                 INFORMATION CONCERNING DIRECTORS AND EXECUTIVE
                 OFFICERS OF FLX, PARENT, PURCHASER AND COMPANY

1. DIRECTORS AND EXECUTIVE OFFICERS OF FLX. Following are the names and present principal occupations or employment, and material occupations, positions, offices or employment for the past five years, of each director and executive officer of FLX. Unless otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is c/o FLX, 251 Monroe Avenue, Kenilworth, New Jersey, 07033-1106. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with FLX. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an executive officer at FLX, or the organization indicated, for the past five years:

Mr. David H. Murdock is a Director, the Chairman of the Board and Chief Executive Officer of FLX. Mr. Murdock is the sole proprietor of a number of companies and sole shareholder of a number of corporations which are engaged in the businesses of commercial real estate development, financial investments, mining and processing nonmetallic aggregates, manufacturing vitrified clay products and warehousing operations with principal offices in Los Angeles, California. He is a Director, the Chairman of the Board and Chief Executive Officer of Dole Food Company, Inc. ("Dole") and of the Company. In addition, he is a Director, Chairman of the Board, Chief Executive Officer, and President of both Parent and Purchaser.

Mr. David H. Murdock, Jr. is a Director of FLX. He is owner, Chief Executive Officer and President of JEDCO Associates, Inc., a residential development company. He is also a director of various privately held companies owned by Mr. David H. Murdock. His business address is 10900 Wilshire Boulevard, Los Angeles, California 90024.

Mr. Justin M. Murdock is a Director of FLX. His business address is 10900 Wilshire Boulevard, Los Angeles, California 90024.

Ms. Roberta Wieman is a Director and Assistant Secretary of FLX. She is also the Vice President and Corporate Secretary of the Company, Vice President of Dole, Vice President and Secretary of each of Parent and Purchaser, and an officer and/or director of various privately held companies of Mr. David H. Murdock. Her business address is 10900 Wilshire Boulevard, Los Angeles, California 90024.

Mr. Scott A. Griswold is Director and Vice President and Treasurer of each of FLX, Parent and Purchaser. He also serves as an officer and/or director of a number of Mr. David H. Murdock's privately held companies. Mr. Griswold's business address is 10900 Wilshire Boulevard, Los Angeles, California 90024.

Mr. George M. Elkas is a Director, President and Chief Operating Officer of FLX.

Mr. William D. Burns is Executive Vice President of FLX.

Mr. Bernard J. Vaughan is Senior Vice President, General Counsel and Corporate Secretary of FLX.

Mr. Jeffrey M. Heck is Vice President, Chief Financial Officer and Assistant Secretary of FLX.

2. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. Following are the names and present principal occupations or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Parent. Each such person is a citizen of the United States of America and the business address of each such person is c/o Castle & Cooke Holdings, Inc., 10900 Wilshire Boulevard, Los Angeles, California 90024. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an executive officer at Parent or the organization indicated, for the past five years (or inception with respect to Parent):

Mr. David H. Murdock (see description under "DIRECTORS AND EXECUTIVE OFFICERS OF FLX").

Ms. Roberta Wieman (see description under "DIRECTORS AND EXECUTIVE OFFICERS OF FLX").

Mr. Scott A. Griswold (see description under "DIRECTORS AND EXECUTIVE OFFICERS OF FLX").

Mr. John S. Cocke is the Vice President and Assistant Secretary of Parent. He also serves as an officer and/or director of a number of Mr. David H. Murdock's privately held companies.

3. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER. Following are the names and present principal occupations or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Purchaser. Each such person is a citizen of the United States of America and the business address of each such person is c/o Castle Acquisition Company, Inc., 10900 Wilshire Boulevard, Los Angeles, California 90024. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an executive officer at Purchaser or the organization indicated, for the past five years (or inception with respect to Purchaser):

               See, "DIRECTORS AND EXECUTIVE OFFICERS OF PARENT"

4. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY. Following are the names and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of The Company. Each such person is a citizen of the United States of America and the business address of each such person is c/o Castle &
Cooke, Inc., 10900 Wilshire Boulevard, Los Angeles, California 90024. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an executive officer at the Company or the organization indicated, for the past five years.

David H. Murdock (See description under "DIRECTORS AND EXECUTIVE OFFICERS OF
FLX")

Patrick J. Birmingham is a Director of the Company. Mr. Birmingham, who has been a Director of the Company since 1999, also has been a Senior Vice President of the Company since February 1998. Mr. Birmingham has also been President and Chief Executive Officer of Castle & Cooke Homes Hawaii, Inc. (a subsidiary of the Company conducting residential real estate business in Hawaii), Castle & Cooke Properties, Inc. (a subsidiary of the Company conducting real estate business in Hawaii) and Lana'i Company, Inc. (a subsidiary of the Company conducting the resorts business on Lana'i) since February 2000. Previously, he was President and Chief Operating Officer of Lana'i Company, Inc. from February 1998 to January 2000. Mr. Birmingham retired from ITT Sheraton Corporation in October 1995, where he served as Senior Vice President and Director of International Development, ITT Sheraton Corporation, 1995; and Senior Vice President and President of Europe, Africa and Middle East Division, ITT Sheraton Corporation, 1993 to 1994. Mr. Birmingham is also a member of the Board of Directors of Pleasant Travel Service and The Hogan Family Foundation, Inc., and a member of the Advisory Board of Directors of Pleasant Holidays, LLC.

Wallace S. Miyahira is a Director of the Company. He previously was the President--Oahu Residential and Commercial Operations of the Company from December 1996 to June 1999 and has been a Director of the Company since December 1996. Mr. Miyahira was Senior Vice President of the Company from October 1995 to December 1996; Senior Vice President of Castle & Cooke Homes, Inc. (formerly a publicly traded company that was 82% owned by Dole) from June 1993 to January 1995; Senior Vice President of Castle & Cooke Properties, Inc. (a subsidiary of the Company conducting real estate business in Hawaii) from 1983 to December 1996; and President from December 1996 to June 1999. He was also President of Castle & Cooke Homes Hawaii, Inc. (a subsidiary of the Company conducting the residential real estate business in Hawaii) from 1984 to March 1995 and from December 1996 to June 1999. Mr. Miyahira retired as an employee and officer of the Company on June 30, 1999; he continues to serve as a Director and as a consultant for the Company.

Lynne Scott Safrit is a Director of the Company. Ms. Safrit, who has been a Director of the Company since 1995, has been the President--North American Commercial Operations of the Company since October 1995; President of Mega Management Company, Inc. since December 1993; and President of Atlantic American Properties, Inc. since August 1989, the latter two of which are real estate management companies wholly-owned, directly or indirectly, by Mr. Murdock.

Edward M. Carson is a Director of the Company. He is also the Retired Chairman of the Board and Chief Executive Officer of First Interstate Bancorp. Previously, Mr. Carson was Chairman of the Board and

Chief Executive Officer of First Interstate Bancorp from June 1990 until May 1995. Mr. Carson, who has been a Director of the Company since 1996, and is also a member of the Board of Directors of Wells Fargo Bank, Terra Industries, Inc., Aztar Corporation and Schuff Steel Company.

Lodwrick M. Cook is a Director of the Company. He has been the Co-Chairman of Global Crossing Ltd., an undersea fiber optic cable company, since January 1998; Vice Chairman and Managing Director, Pacific Capital Group, Inc., an investment company, since September 1997; Chairman Emeritus of ARCO, and Chairman and Chief Executive Officer of ARCO from January 1986, retiring as CEO in June 1994 and as Chairman in June 1995. Mr. Cook, who has been a Director of the Company since 1996, is also Chairman of the Board of Directors of Litex, Inc.

Edward J. Hogan is a Director of the Company. He is also the Chairman of the Board and Chief Executive Officer of Pleasant Holidays, LLC and other companies engaged in the travel industry. Mr. Hogan also served on the Board of Directors of Castle & Cooke Homes, Inc. (formerly a publicly traded company that was 82% owned by Dole) from April 1993 until January 1995. Mr. Hogan, who has been a Director of the Company since 1996, is also a member of the Board of Directors of Dollar Thrifty Automotive Group, Inc., ChildHelp USA, the Hugh O'Brien Youth Foundation, Travel Industry Association of America and Academy of Travel and Tourism and Chairman of the Board of Loyola Marymount University Travel and Tourism School, The Hogan Family Foundation, Inc., Pleasant Travel Service and Gonzaga University Entrepreneurial School.

William D. Dallas is a Director of the Company, a position he has held since 1999. He is the Co-founder of and has been Chairman since 1981 of, First Franklin, licensed California Real Estate Broker and a charter member and First Vice President of the California Association of Mortgage Brokers (CAMB). Mr. Dallas, a Certified Mortgage Banker, is a member of the Board of Governors of the Mortgage Bankers Association of America, a member of the Board of Directors of Factual Data Corporation, Affinity Corporation, and Alliance for the Arts of Thousand Oaks and on the Board of Regents of California Lutheran University in the City of Thousand Oaks.

Bruce M. Freeman has been a Senior Vice President of the Company since October 1995 and President of Castle & Cooke California, Inc. (a subsidiary of the Company conducting the mainland communities real estate business) or its predecessor company since September 1993. Previously, Mr. Freeman was President Bakersfield/Arizona of Castle & Cooke Homes, Inc. from September 1993 to January 1995.

Harry A. Saunders has been a Senior Vice President of the Company since November 1999 and Executive Vice President and Chief Operating Officer, Castle & Cooke Hawaii Operations since February 2000. Previously he was Executive Vice President and General Manager of Castle & Cooke Homes Hawaii, Inc. (a subsidiary of Castle conducting the Oahu residential real estate business) from March 1999 to February 2000, Senior Vice President and General Manager of Castle & Cooke Homes Hawaii, Inc. from October 1997 to March 1999 and Vice President--Marketing and Sales of Castle & Cooke Homes Hawaii, Inc. from November 1995 to October 1997.

Edward C. Roohan has been the Vice President and Chief Financial Officer of the Company since April 1996. Previously, he was Vice President and Corporate Controller of the Company from October 1995 to April 1996 and Vice President and Corporate Controller of Castle & Cooke Homes, Inc. from August 1993 to January 1995.

Roberta Wieman (see description under "DIRECTORS AND EXECUTIVE OFFICERS OF FLX")

Dean R. Estrada has been the Treasurer of the Company since July 1999 and was Assistant Treasurer of the Company from February 1996 to June 1999. Mr. Estrada was the Senior Treasury Analyst for Foothill Capital Corporation in Los Angeles, California from 1995 to 1996, and Senior Treasury Analyst for Equifax, Inc., in Atlanta, Georgia from 1990 to 1995.

`

                                  SCHEDULE II
                               SECTIONS 415-81 OF
                      THE HAWAII BUSINESS CORPORATIONS ACT

SECTION 415-81 RIGHTS OF DISSENTING SHAREHOLDERS. (A) AS USED IN THIS SECTION:

"Dissenter" means a shareholder or beneficial owner who is entitled to and does assert dissenters' rights under section 415-80, and who has performed every act required up to the time involved for the assertion of such rights.

"Corporation" means the issuer of the shares held by the dissenter before the corporate action, or the successor by merger or consolidation of that issuer.

"Fair value" of shares means their value immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless the exclusion would be inequitable.

"Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans, or, if none, at such rate as is fair and equitable under all of the circumstances.

(b) If a proposed corporate action which would give rise to dissenters' rights under section 415-80(a) is submitted to a vote at a meeting of shareholders, the notice of meeting shall notify all shareholders that they have or may have a right to dissent and obtain payment for their shares by complying with the terms of this section, and shall be accompanied by a copy of sections 415-80 and 415-81 of this chapter.

(c) If the proposed corporate action is submitted to a vote at a meeting of shareholders, any shareholder who wishes to dissent and obtain payment for the shareholder's shares must file with the corporation, prior to the vote, a written notice of intention to demand that the shareholder be paid fair compensation for the shareholder's shares if the proposed action is effectuated and shall refrain from voting the shareholder's shares in approval of the action. A shareholder who fails in either respect shall acquire no right to payment for the shareholder's shares under this section or section 415-80.

(d) If the proposed corporate action is approved by the required vote at a meeting of shareholders, the corporation shall mail a further notice to all shareholders who gave due notice of intention to demand payment and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment for their shares a notice of the adoption of the plan of corporate action. The notice shall: (1) state where and when a demand for payment must be sent and certificates of certificated shares must be deposited in order to obtain payment; (2) inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received;
(3) supply a form for demanding payment which includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares; and (4) be accompanied by a copy of sections 415-80 and 415-81 of this chapter. The time set for the demand and deposit shall not be less than thirty days from the mailing of the notice.

(e) A shareholder who fails to demand payment, or fails (in the case of certificated shares) to deposit certificates, as required by a notice pursuant to subsection (d) shall have no right under this section or section 415-80 to receive payment for the shareholder's shares. If the shares are not represented by certificates, the corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action, or the release of restrictions under the terms of subsection (f). The dissenter shall retain all other rights of a shareholder until these rights are modified by effectuation of the proposed corporate action.

(f) (1) Within sixty days after the date set for demanding payment and depositing certificates, if the corporation has not effectuated the proposed corporate action and remitted payment for shares pursuant to paragraph (3), it shall return any certificates that have been deposited, and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

(2) When uncertificated shares have been released from transfer restrictions, and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of subsection (d), with like effect.

(3) Immediately upon effectuation of the proposed corporate action, or upon receipt of demand for payment if the corporate action has already been effectuated, the corporation shall remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount which the corporation estimates to be the fair value of the shares, with interest if any has accrued. The remittance shall be accompanied by:

   (A) The corporation's closing balance sheet and statement of income for a fiscal year ending not more than sixteen months before the date of remittance, together with the latest available interim financial statements;

   (B)  A statement of the corporation's estimate of fair value of the shares;
   and

   (C) A notice of the dissenter's right to demand supplemental payment, accompanied by a copy of sections 415-80 and 415-81 of this chapter.

(g) (1) If the corporation fails to remit as required by subsection (f), or if the dissenter believes that the amount remitted is less than the fair value of the dissenter's shares, or that the interest is not correctly determined, the dissenter may send the corporation the dissenter's own estimate of the value of the shares or of the interest, and demand payment of the deficiency.

(2) If the dissenter does not file such an estimate within thirty days after the corporation's mailing of its remittance, the dissenter shall be entitled to no more than the amount remitted.

(h) (1) Not more than sixty days after receiving a demand for payment pursuant to subsection (g), if any such demands for payment remain unsettled, the corporation shall file in an appropriate court a petition requesting that the fair value of the shares and interest thereon be determined by the court.

(2) An appropriate court shall be a court of competent jurisdiction in the county of this State where the principal office of the corporation is located. If, in the case of a merger or consolidation or share exchange, the corporation is a foreign corporation without a principal office in this State, the petition shall be filed in the county where the registered office of the domestic corporation was last located.

(3) All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the petition shall be served on each dissenter; if a dissenter is a nonresident, the copy may be served on the dissenter by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court shall be plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as shall be specified in the order of their appointment or in any amendment thereof. The dissenters shall be entitled to discovery in the same manner as parties in other civil suits.

(5) All dissenters who are made parties shall be entitled to judgment for the amount by which the fair value of their shares is found to exceed the amount previously remitted, with interest.

(6) If the corporation fails to file a petition as provided in paragraph (1) of this subsection, each dissenter who made a demand and who has not already settled the dissenter's claim against the corporation shall be paid by the corporation the amount demanded by the dissenter, with interest, and may sue therefor in an appropriate court.

(i) (1) The costs and expenses of any proceeding under subsection (h), including the reasonable compensation and expenses of appraisers appointed by the court, shall be determined by the court and assessed against the corporation, except that any part of the costs and expenses may be apportioned and assessed as the court may deem equitable against all or some of the dissenters who are parties and whose action in demanding supplemental payment the court finds to be arbitrary, vexatious, or not in good faith.

(2) Fees and expenses of counsel and of experts for the respective parties may be assessed as the court may deem equitable against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this section, and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith in respect to the rights provided by this section and section 415-80.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and should not be assessed against the corporation, it may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.

(j) (1) Notwithstanding the foregoing provisions of this section, the corporation may elect to withhold the remittance required by subsection
(f) from any dissenter with respect to shares of which the dissenter (or the person on whose behalf the dissenter acts) was not the beneficial owner on the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action. With respect to such shares, the corporation shall, upon effectuating the corporate action, state to each dissenter its estimate of the fair value of the shares, state the rate of interest to be used (explaining the basis thereof), and offer to pay the resulting amounts on receiving the dissenter's agreement to accept them in full satisfaction.

(2) If the dissenter believes that the amount offered is less than the fair value of the shares and interest determined according to this section, the dissenter may within thirty days after the date of mailing of the corporation's offer, mail to the corporation the dissenter's own estimate of fair value and interest, and demand their payment. If the dissenter fails to do so, the dissenter shall be entitled to no more than the corporation's offer.

(3) If the dissenter makes a demand as provided in paragraph (2), the provisions of subsections (h) and (i) shall apply to further proceedings on the dissenter's demand. [L 1983, c 167, pt of Section1; am L 1985, c 270, Section4; gen ch 1985; am L 1987, c 135, Section56; am L 1988, c 373, Section4]

                                                                       EXHIBIT A

May 19, 2000

Special Committee of the Board of Directors
Castle & Cooke, Inc.
10900 Wilshire Boulevard
Los Angeles, CA 90024

Ladies and Gentlemen:

    We understand that Flexi-Van Leasing, Inc., a Delaware corporation wholly-owned by David H. Murdock, Castle & Cooke Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Flexi-Van ("Buyer"), and Castle Acquisition Company, Inc., a Hawaii corporation and a wholly-owned subsidiary of Buyer ("MergerCo."), on the one hand, and Castle & Cooke, Inc., a Hawaii corporation ("C&C") on the other hand, intend to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which MergerCo. has agreed to make a tender offer to purchase (the "Offer") all of the outstanding shares (the "Shares") of Common Stock, no par value, of C&C, other than any such Shares owned beneficially by Flexi-Van or its affiliates, at a purchase price per share of $18.50 payable in cash (the "Purchase Price") and, subject to the conditions specified in the Agreement, to cause MergerCo. to enter into a merger (the "Merger") with C&C in which MergerCo. shall continue as the surviving corporation and in which each of the Shares (other than Shares then owned by Flexi-Van or its affiliates) would be converted into the right to receive $18.50 in cash (the "Merger Consideration"). The Purchase Price in the Offer and the Merger Consideration are hereinafter collectively referred to as the "Consideration" and the Offer and the Merger are hereinafter collectively referred to as the "Transaction."

    You have asked us to render our opinion as to whether the Consideration is fair, from a financial point of view, to shareholders of C&C, other than Flexi-Van and its affiliates.

    In the course of performing our review and analyses for rendering this opinion, we have:

    - reviewed a draft form of the Agreement dated as of May 18, 2000;

    - reviewed C&C's Annual Reports to Shareholders and Annual Reports on
      Form 10-K for the years ended December 31, 1997-1999, its Quarterly Reports on Form 10-Q for the period ended March 31, 2000 and its Reports on Form 8-K for the three years ended December 31, 1999 and from December 31, 1999 to the date hereof;

    - reviewed certain operating and financial information, including projections for the five years ended December 31, 2004, provided to us by management of C&C relating to C&C's business and prospects;

    - met with certain members of C&C's senior management to discuss C&C's business, operations, historical and projected financial results and future prospects;

    - met with Mr. David H. Murdock and representatives of the financial advisor to Flexi-Van, Deutsche Bank Securities Inc., to discuss the Transaction and their views as to C&C's business;

    - reviewed a letter dated March 29, 2000 and a draft letter dated May 19, 2000, of Deutsche Bank Securities Inc. regarding the financing of the Transaction by Flexi-Van;

    - met with attorneys for the plaintiffs in certain lawsuits which have been filed with respect to the Transaction, together with certain consultants and advisors to such counsel;

    - met with the Special Committee and discussed, among other things, the Special Committee's view of the financial projections of C&C furnished to us by C&C's management;

    - reviewed the historical prices, trading multiples and trading volumes of the Shares;

    - reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to C&C;

    - reviewed the terms of recent merger and acquisition transactions of companies which we deemed generally comparable to C&C and the Transaction;

    - performed discounted cash flow analyses on the various segments of the business of C&C based on the projections for such segments of C&C furnished to us by C&C;

    - reviewed certain Schedule 13D's and amendments thereto filed with the Securities and Exchange Commission with respect to C&C, including such schedules filed by Mr. David H. Murdock, Tweedy, Browne Company LLC and Messrs. Daniel R. and Thomas J. Tisch (the "Tisch Group");

    - reviewed certain appraisals of real properties owned by C&C or its subsidiaries furnished to us by C&C;

    - reviewed limited appraisals dated May 18, 2000, with respect to the real property owned by C&C and located on the island of Lana'i in the State of Hawaii, and certain real property owned by C&C and located on the Island of Oahu in the State of Hawaii, which appraisals were prepared at our request by the Hallstrom Group Inc., Honolulu, Hawaii;

    - conducted such other studies, inquiries and investigations as we deemed appropriate.

    We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the projections, provided to us by C&C. With respect to C&C's projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of C&C as to the expected future performance of C&C. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us, and we have further relied upon the assurances of the senior management of C&C that they are unaware of any facts that would make the information and projections provided to us incomplete or misleading.

    In arriving at our opinion, except for those appraisals referred to hereinabove in this letter, we have not performed or obtained any independent appraisal of the assets or liabilities of C&C, nor have we been furnished with any such appraisals other than those previously referred to in this letter. We note for the Special Committee of the Board of Directors of C&C the inherent difficulty in valuing C&C's assets and operations on the island of Lana'i given the historical lack of profitability and uncertainty regarding C&C's business plan with respect to such assets. During the course of our engagement, we were asked by the Special Committee of the Board of Directors of C&C to contact various third parties, including the Tisch Group, regarding a potential transaction with C&C, and we have considered the results of such discussions in rendering our opinion. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Offer and the Agreement without any regulatory limitations, restrictions, conditions, amendments or modifications. Pursuant to the instructions of the Special Committee, we have not performed any analysis with respect to, nor do we express any opinion on, the ability of Flexi-Van and its affiliates to finance the Transaction.

    We have acted as financial advisor to the Special Committee of the Board of Directors of C&C in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. In the ordinary course of business, we may actively trade the equity and debt securities of C&C for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

    It is understood that this letter is intended solely for the benefit and use of the Special Committee of the Board of Directors of C&C and does not constitute a recommendation to the Special Committee of the Board of Directors of C&C. This opinion does not address the underlying business decision of the Special Committee of the Board of Directors of C&C to recommend the Transaction to the shareholders of C&C or the underlying business decision of C&C to enter into the Merger, the relative merits of the Transaction as compared to any alternative business strategies that might exist for C&C or the effects of any other transaction in which C&C might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

    Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to shareholders of C&C, other than Flexi-Van and its affiliates.

                                          Very truly yours,

                                          BEAR, STEARNS & CO. INC.

                                          By: _________/s/ Cary Thompson________
                                                  Senior Managing Director

                                                                       EXHIBIT B
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER
                                     AMONG
                            FLEXI-VAN LEASING, INC.
                         CASTLE & COOKE HOLDINGS, INC.
                        CASTLE ACQUISITION COMPANY, INC.
                                      AND
                              CASTLE & COOKE, INC.
                            DATED AS OF MAY 19, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                              PAGE
                                                                            --------
   ARTICLE I  THE OFFER...................................................     B-1

         1.1  The Offer...................................................     B-1

              1.1.1  General..............................................     B-1

              1.1.2  Securities Law Compliance............................     B-3

              1.1.3  Termination of the Offer.............................     B-3

         1.2  Action by Company...........................................     B-3

              1.2.1  Approval and Recommendation of the Board.............     B-3

              1.2.2  Securities Law Compliance............................     B-4

              1.2.3  Shareholder Lists....................................     B-4

  ARTICLE II  THE MERGER..................................................     B-4

         2.1  The Merger..................................................     B-4

         2.2  Closing.....................................................     B-5

         2.3  Effective Time of the Merger................................     B-5

         2.4  Effects of the Merger.......................................     B-5

         2.5  Articles of Incorporation; Bylaws...........................     B-5

         2.6  Directors...................................................     B-5

         2.7  Officers....................................................     B-5

 ARTICLE III  EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
              CORPORATIONS................................................     B-5

         3.1  Effect on Capital Stock.....................................     B-5

         3.2  Stock Options and Rights....................................     B-6

         3.3  Exchange of Certificates....................................     B-7

  ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF COMPANY...................     B-9

         4.1  Organization, Standing and Corporate Power..................     B-9

         4.2  Subsidiaries................................................     B-9

         4.3  Capital Structure...........................................     B-9

         4.4  Authority; Noncontravention.................................    B-10

         4.5  Information Supplied........................................    B-10

         4.6  Absence of Certain Changes or Events........................    B-10

         4.7  Brokers.....................................................    B-11

         4.8  Opinion of Financial Advisor................................    B-11

         4.9  Required Company Vote.......................................    B-11

        4.10  State Takeover Statutes.....................................    B-11

   ARTICLE V  REPRESENTATIONS AND WARRANTIES OF FLX, BUYER AND MERGERCO...    B-11

         5.1  Organization, Standing and Corporate Power..................    B-11

         5.2  Authority; Noncontravention.................................    B-11

         5.3  Brokers.....................................................    B-12

                                                                              PAGE
                                                                            --------
         5.4  Offer Documents and Schedule 14D-9..........................    B-12

         5.5  Information Supplied........................................    B-12

         5.6  Financing...................................................    B-12

         5.7  Ownership of Shares.........................................    B-13

  ARTICLE VI  COVENANTS RELATING TO CONDUCT OF BUSINESS PRIOR TO MERGER...    B-13

         6.1  Conduct of Business of Company..............................    B-13

 ARTICLE VII  ADDITIONAL AGREEMENTS.......................................    B-14

         7.1  Notification of Results; Extension of Offer.................    B-14

         7.2  Preparation of Proxy of Information Statement: Shareholder
              Meeting.....................................................    B-14

         7.3  Access to Information, Confidentiality......................    B-15

         7.4  Additional Undertakings.....................................    B-15

         7.5  Indemnification.............................................    B-16

         7.6  Public Announcements........................................    B-17

         7.7  Permitted Response to Other Proposals.......................    B-17

         7.8  Employee Benefits...........................................    B-18

         7.9  Notification of Certain Matters.............................    B-18

        7.10  State Takeover Laws.........................................    B-19

        7.11  Contributions by FLX and Buyer..............................    B-19

ARTICLE VIII  CONDITIONS PRECEDENT........................................    B-19

         8.1  Conditions to Each Party's Obligation.......................    B-19

         8.2  Conditions to Buyer's and MergerCo's Obligation.............    B-19

  ARTICLE IX  TERMINATION, AMENDMENT AND WAIVER...........................    B-20

         9.1  Termination.................................................    B-20

         9.2  Effect of Termination.......................................    B-21

         9.3  Amendment...................................................    B-21

         9.4  Extension; Waiver...........................................    B-21

         9.5  Procedure for Termination, Amendment, Extension or Waiver...    B-21

   ARTICLE X  GENERAL PROVISIONS..........................................    B-21

        10.1  Nonsurvival of Representations and Warranties...............    B-21

        10.2  Fees and Expenses...........................................    B-22

        10.3  Notices.....................................................    B-22

        10.4  Interpretation..............................................    B-23

        10.5  Counterparts................................................    B-23

        10.6  Entire Agreement; No Third-Party Beneficiaries..............    B-23

        10.7  GOVERNING LAW...............................................    B-23

        10.8  Assignment..................................................    B-23

        10.9  Enforcement.................................................    B-24

ANNEX I CONDITIONS OF THE OFFER...........................................    B-25

APPENDIX A DEFINITIONS....................................................    B-27

                          AGREEMENT AND PLAN OF MERGER

    THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is entered into as of this 19th day of May, 2000 by and among Flexi-Van Leasing, Inc., a Delaware corporation ("FLX"), Castle & Cooke Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of FLX ("Buyer"), and Castle Acquisition Company, Inc., a Hawaii corporation and wholly-owned subsidiary of Buyer ("MergerCo"), on the one hand, and Castle & Cooke, Inc., a Hawaii corporation ("Company"), on the other hand. All capitalized terms not defined herein are defined in Appendix A hereto.

                                    RECITALS

    WHEREAS, the respective Boards of Directors of Company, Buyer and MergerCo have determined that the merger of MergerCo with and into Company (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, is advisable and in the best interests of their respective companies and shareholders, and such Boards of Directors have approved such Merger, pursuant to which each share of common stock, without par value, of Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time of the Merger (other than shares of Company Common Stock owned, directly or indirectly, by Company or any Subsidiary of Company, FLX, Buyer or MergerCo) will be converted into the right to receive cash;

    WHEREAS, subject to the terms and conditions of this Agreement and in furtherance of the Merger, FLX will contribute 4,501,310 shares of Company's common stock and $25,000,000 in cash to Buyer, Buyer will contribute such shares and cash to MergerCo, and MergerCo will make a tender offer to acquire any and all shares of Company Common Stock (the "Offer");

    WHEREAS, consummation of the Merger contemplated by this Agreement requires the vote of a simple majority of the issued and outstanding shares of Company Common Stock for the approval thereof (the "Company Shareholder Approval"); and

    WHEREAS, FLX, Buyer, MergerCo and Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various terms of, and conditions to, the Offer and the Merger;

    WHEREAS, a special committee of outside directors of the Company (the "Special Committee"), consisting solely of persons who are independent with respect to the transactions contemplated hereby, was appointed and has approved and recommended the Merger, the Offer, and this Agreement;

    NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

                                   ARTICLE I
                                   THE OFFER

    1.1  THE OFFER.

        1.1.1 GENERAL. Provided that this Agreement shall not have been terminated in accordance with Article IX, MergerCo shall commence, within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), an Offer to acquire any and all shares of Company Common Stock for a cash price per share equal to the Merger Consideration (the "Offer Price"), as promptly as reasonably practicable after the date hereof, but no later than May 26, 2000 unless the Special Committee otherwise agrees. For purposes of this Article I, MergerCo shall be referred to as the "Offeror."

           (a) Offeror may not accept any shares of Company Common Stock tendered for purchase in response to the Offer unless it accepts all such shares that are properly tendered in accordance with the terms thereof. Acceptance by Offeror of shares of Company Common Stock for payment pursuant to the Offer shall be irrevocable.

           (b) The Offer shall be subject only: (i) to the condition that there shall be validly tendered in accordance with the terms of the Offer prior to the expiration date of the Offer and not withdrawn, a number of shares of Company Common Stock which, equals more than 50% of all outstanding shares of Company Common Stock beneficially owned by persons other than FLX, Buyer, MergerCo, and their Affiliates (the "Minimum Condition") and
       (ii) to the other conditions set forth in Annex I attached hereto (collectively, the "Offer Conditions"). Buyer and MergerCo expressly reserve the right to waive any of the conditions to the Offer; provided that, notwithstanding any provision in this Agreement to the contrary, without the express written consent of the Company, neither Buyer nor MergerCo may waive the Minimum Condition if they would hold less than a majority of the outstanding shares following the acceptance of shares. Buyer and MergerCo agree not to waive the Minimum Condition without consulting with the Special Committee.

           (c) Buyer and MergerCo agree that upon the initial expiration date of the Offer, as the same may be extended in accordance with this paragraph, if the Offer Conditions have been satisfied or waived, Offeror shall promptly accept and pay for the shares of Company Common Stock properly tendered for purchase. At or prior to such time, Offeror will take all steps necessary to provide its paying agent any funds necessary to make the payments contemplated by the Offer.

           (d) Without the prior written consent of Company (with the consent of the Special Committee), no change may be made by Offeror which
       (i) reduces the maximum number of shares of Company Common Stock to be purchased in the Offer, (ii) reduces the Offer Price, (iii) changes the form of consideration to be paid in the Offer, (iv) reduces the Minimum Condition, except as provided in Section 1.1(b) above, (v) imposes conditions to the Offer in addition to the Offer Conditions or modifies the Offer Conditions in a manner adverse to the holders of shares of Company Common Stock (except that a waiver of a condition may be made subject to terms or conditions which are no more onerous than the condition being waived), or (vi) amends any other term of the Offer in a manner adverse to the holders of shares of Company Common Stock.

           (e) Notwithstanding the foregoing, Offeror may, subject to Company's right to terminate this Agreement pursuant to Article IX, without the consent of Company, (i) extend the Offer on one or more occasions beyond the then scheduled expiration date (the initial scheduled expiration date being June 30, 2000 or such later date as is required by applicable law) if at the then scheduled expiration date of the Offer any of the conditions to Offeror's obligation to accept for payment and pay for the shares of Company Common Stock shall not be satisfied or waived and
       (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer. Further, Offeror agrees that, if all conditions to an initial acceptance of Shares are met, but fewer shares than necessary to accomplish a "short-form" merger under Section 415-75.5 of the Hawaii Business Corporation Act, as amended (the "HBCA") have been tendered, Offeror, after an initial acceptance of shares, will extend the Offer to provide a subsequent offering period of up to 20 business days pursuant to Rule 14d-11.

           (f) At the request of the Company, if at the then scheduled expiration date of the Offer, any of the conditions to Offeror's obligation to accept for payment, and pay for, the tendered shares of Company Common Stock have not been satisfied or waived, Offeror agrees to extend the Offer for additional periods not to exceed 60 days from the date of commencement of the Offer unless Offeror is entitled to terminate this Agreement in accordance with the terms of Article IX and exercises this right or waives any conditions not satisfied and accepts for payment, and pays for, all shares of Company Common Stock validly tendered; provided that, without consulting with the Special Committee, neither Buyer nor MergerCo may waive the Minimum Condition.

           (g) The Offer Price shall, subject to reduction for applicable withholding of taxes, be net to the seller in cash, payable upon the terms and subject to the conditions of the Offer.

           (h) Upon the execution of this Agreement, the Merger Consideration shall be the amount set forth in Section 3.1(c) payable without interest thereon, and such initial Merger Consideration shall be adjusted only in accordance with the following provisions: (x) the Merger Consideration and the Offer Price payable in connection with the Offer shall automatically be adjusted appropriately for any stock dividend, split or any conversion or reclassification in respect of Company Common Stock occurring after the date hereof and prior to the date of consummation of the Offer, which shall occur only in accordance with the terms of this Agreement; and (y) Buyer and MergerCo shall have the right to increase the Merger Consideration in effect hereunder at any time, in which case the Offer Price shall also be so increased to be identical with the Merger Consideration.

    1.1.2 SECURITIES LAW COMPLIANCE. On the date of commencement of the Offer, Offeror shall file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the "Schedule TO") with respect to the Offer. The Schedule TO shall contain or shall incorporate by reference an offer to purchase (the "Offer to Purchase") and forms of the related letter of transmittal and any related summary advertisement (the Schedule TO, the Offer to Purchase and such other documents, together with all supplements and amendments thereto, being referred to herein collectively as the "Offer Documents"). The Offer Documents will comply in all material respects as to form and content with the requirements of applicable federal securities laws (including Rule 13e-3). Offeror and Company agree to promptly correct any information provided by either of them for use in the Offer Documents which shall have become false or misleading in any material respect, and Offeror further agrees to take all steps necessary to cause the Schedule TO as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to holders of shares of Company Common Stock, in each case as and to the extent required by applicable federal securities laws. Company and its counsel shall be given a reasonable opportunity to review and comment upon the Offer Documents and any amendments or supplements thereto, in each case prior to the filing thereof with the SEC or, if applicable, the dissemination thereof to any shareholders of Company. Offeror agrees to provide Company with a written copy of any comments or other communications it or its counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments.

        1.1.3 TERMINATION OF THE OFFER. Offeror shall not, without the prior written consent of Company, (i) terminate the Offer, except in accordance with the terms of Annex I attached hereto, or (ii) extend the expiration date of the Offer, except as specifically provided herein.

    1.2  ACTION BY COMPANY.

        1.2.1 APPROVAL AND RECOMMENDATION OF THE BOARD. Company hereby approves of and consents to the making of the Offer and represents that the Board of Directors of Company (hereafter, the "Company Board"), at a meeting duly called and held on May 19, 2000, unanimously in accordance with the recommendation of the Special Committee, adopted resolutions
    (i) determining that this Agreement and the transactions contemplated hereby, including the Merger and the Offer, taken together, are fair to, and in the best interests of, Company and the holders of Company Common Stock (other than FLX, Buyer, MergerCo and their Affiliates), (ii) approving and adopting this Agreement and the transactions contemplated hereby (including but not limited to the Offer), and (iii) recommending that the shareholders of Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer, subject to the Company Board's right to withdraw, modify or amend such recommendation if the Company Board determines in good faith, after receipt of the advice of its outside counsel, that such action is necessary in order for the Company Board to comply with its fiduciary duties under applicable law. Bear, Stearns &
    Co., Inc. has delivered to the Company Board its opinion on May 19, 2000 to the effect that, as of such date, the consideration to be received by the holders of shares of Company Common Stock pursuant to the Offer and the Merger, taken together, is fair to the holders of shares of Company Common Stock from a financial point of view. Subject to the provisions of
    Section 7.7 hereof and the other provisions of this Agreement, Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Company Board described in the immediately preceding sentence, subject to the Company Board's right to withdraw, modify or amend its recommendation, as described above.

        1.2.2 SECURITIES LAW COMPLIANCE. Promptly following the filing of the Offer Documents with the SEC, Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the "Schedule 14D-9") containing, subject to the provisions of Section 7.7 hereof and the other provisions of this Agreement, the recommendation of the Company Board described in
    Section 1.2.1 and shall mail the Schedule 14D-9 to the shareholders of Company. The Schedule 14D-9 will comply in all material respects as to form with the requirements of applicable federal securities laws. Company and Offeror agree to correct promptly any information provided by any of them for use in the Schedule 14D-9 which shall have become false or misleading in any material respect, and Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of shares of Company Common Stock, in each case as and to the extent required by applicable federal securities laws. Buyer and its counsel shall be given a reasonable opportunity to review and comment upon the Schedule 14D-9 and all amendments and supplements thereto prior to their filing with the SEC or, if applicable, dissemination to any shareholders of Company. Company agrees to provide Offeror with a written copy of any comments or other communications it or its counsel may receive from time to time from the SEC or its staff with respect to the
    Schedule 14D-9, promptly after receipt of such comments.

        1.2.3 SHAREHOLDER LISTS. In connection with the Offer and the Merger, Company shall furnish Offeror with mailing labels containing the names and addresses of all record holders of shares of Company Common Stock and with security position listings of shares of Company Common Stock held in stock depositories, each as of a recent date, and of those persons becoming record holders subsequent to such date. Company shall furnish Offeror with all such additional information (including, but not limited to, updated lists of holders of shares of Company Common Stock and their addresses, mailing labels and lists of security positions) and such other assistance as Offeror or its agents may reasonably request in communicating the Offer to the record and beneficial owners of shares of Company Common Stock. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Offeror shall hold in confidence in accordance with the terms of the Confidentiality Agreement the information contained in such labels, listings and files, and shall use such information only in connection with the Offer and the Merger. If this Agreement is terminated, Offeror will deliver to Company all copies of such information (and extracts and summaries thereof) then in its or its agent's or advisor's possession in accordance with the terms of the Confidentiality Agreement.

                                   ARTICLE II
                                   THE MERGER

    2.1 THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the HBCA, MergerCo shall be merged with and into Company at the Effective Time of the Merger. Upon the Effective Time of the Merger, the separate existence of MergerCo shall cease and Company shall continue as the surviving corporation (the "Surviving Corporation").

    2.2 CLOSING. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to
Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Article VIII, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on the second business day after satisfaction or waiver of the conditions set forth in Article VIII (the "Closing Date"), at the offices of Pacific Holding Company, 10900 Wilshire Boulevard, Los Angeles, California 90024, unless another date, time or place is agreed to in writing by the parties hereto.

    2.3 EFFECTIVE TIME OF THE MERGER. On the Closing Date, the Surviving Corporation shall file articles of merger or a plan of merger, as applicable (collectively, the "Articles of Merger") executed in accordance with the HBCA, with the Director of the Department of Commerce and Consumer Affairs of the State of Hawaii (the "Director"), and the Merger shall become effective at such time as the Articles of Merger are duly filed with the Director or at such other time as is specified in the Articles of Merger to which MergerCo and Company shall have agreed (the time the Merger becomes effective being the "Effective Time of the Merger").

    2.4 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in the HBCA, including, without limitation, that at the Effective Time of the Merger, all the properties, rights, privileges, powers and franchises for Company and MergerCo shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and MergerCo shall become the debts, liabilities and duties of the Surviving Corporation.

    2.5  ARTICLES OF INCORPORATION; BYLAWS.

        (a) The Articles of Incorporation of MergerCo, as in effect immediately prior to the Effective Time of the Merger, shall become the Articles of Incorporation of the Surviving Corporation except that the name of MergerCo. shall be changed to "Castle & Cooke, Inc." and, as so amended, until thereafter further amended as provided therein and under the HBCA, the Articles of Incorporation of MergerCo shall be the Articles of Incorporation of the Surviving Corporation following the Merger.

        (b) The Bylaws of MergerCo as in effect at the Effective Time of the Merger shall be the Bylaws of Surviving Corporation following the Merger until thereafter changed or amended as provided therein or by applicable law.

    2.6 DIRECTORS. The directors of Company at the Effective Time of the Merger shall be the directors of Surviving Corporation following the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

    2.7 OFFICERS. The officers of Company at the Effective Time of the Merger shall be the officers of Surviving Corporation following the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                                  ARTICLE III
                EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
                            CONSTITUENT CORPORATIONS

    3.1 EFFECT ON CAPITAL STOCK. As of the Effective Time of the Merger, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of MergerCo:

        (a) COMMON STOCK OF MERGERCO. Each share of common stock of MergerCo issued and outstanding immediately prior to the Effective Time of the Merger shall remain outstanding and shall be converted into one share of the common stock, without par value, of the Surviving Corporation.

        (b) CANCELLATION OF TREASURY STOCK. Each share of Company Common Stock that is owned by Company or by any wholly owned Subsidiary of Company shall automatically be canceled and retired and shall cease to exist, and no cash or other treasury stock consideration shall be delivered or deliverable in exchange therefor.

        (c) CONVERSION OF COMPANY COMMON STOCK. Except as otherwise provided herein and subject to Section 3.3, each issued and outstanding share of Company Common Stock, other than (i) shares owned by FLX, Buyer, MergerCo or any other direct or indirect Subsidiary of Buyer, Company or any wholly owned Subsidiary of Company, or any Affiliate of FLX, Buyer, MergerCo, or Company (but for this purpose not treating David H. Murdock, Jr. or Justin Murdock as Affiliates) (collectively, the "Excluded Shares"), (ii) shares held by dissenting shareholders, and (iii) Company's treasury stock, shall be converted into the right to receive in cash from the Surviving Corporation following the Merger an amount equal to $18.50 (the "Merger Consideration"), without interest, upon surrender of the certificates formerly representing such shares pursuant to Section 3.3. The term "Merger Consideration" shall mean the per share amount in reference to the consideration designated on a per share basis, and otherwise shall refer to the aggregate consideration represented by the per share amount multiplied by the total number of shares of Company Common Stock then outstanding.

        (d) CANCELLATION AND RETIREMENT OF EXCLUDED SHARES. Each Excluded Share issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

        (e) CANCELLATION AND RETIREMENT OF COMPANY COMMON STOCK. As of the Effective Time of the Merger, all shares of Company Common Stock (other than shares referred to in Section 3.1(b) and (c)) issued and outstanding immediately prior to the Effective Time of the Merger, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall, to the extent such certificate represents such shares, cease to have any rights with respect thereto, except the right to receive the Merger Consideration applicable thereto, without interest, upon surrender of such certificate in accordance with Section 3.3.

    3.2  STOCK OPTIONS AND RIGHTS.

        (a) STOCK OPTIONS AND RIGHTS. As soon as practicable following the date of this Agreement, the Board of Directors of Company (or, if appropriate, any committee administering the applicable plan) shall adopt such resolutions or take such other actions as may be required to effect or confirm the following:

           (i) all outstanding stock options to purchase shares of Company Common Stock except those options held by David H. Murdock, which shall be cancelled ("Company Stock Options") granted under Company's 1995 Stock Option and Award Plan (the "Stock Option Plan") shall, as of the Effective Time of the Merger vest as a consequence of the Merger and shall be canceled in exchange for a reasonably prompt payment from Company after the Merger (subject to any applicable withholding taxes) equal to the product of (1) the total number of shares of Company Common Stock subject to such Company Stock Option, multiplied by (2) the excess of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Stock Option, payable in cash immediately upon the Effective Time of the Merger;

           (ii) all outstanding rights and Stock Units with respect to Common Stock of the Company under the Deferred Stock Compensation Plan for Non-Employee Directors (as amended), as of the Effective Time of the Merger, shall as a consequence of the Merger be converted into unfunded, unsecured rights to receive payment in cash from the Company equal to the product of (1) the number of Stock Units multiplied by (2) the per share cash consideration payable in the Merger, which amount shall be payable by the Company at the time(s) contemplated by the Plan (including applicable elections thereunder), with interest at a rate equal to the applicable federal rate on deferred balances from the Effective Time of the Merger; and

          (iii) except as provided herein or as otherwise agreed to by the parties, the Stock Option Plan and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Company or any of its Subsidiaries shall terminate as of the Effective Time of the Merger, and Company shall ensure that, following the Effective Time of the Merger, no holder of a Company Stock Option or Stock Unit nor any participant in the Stock Option Plan or other incentive compensation plan of the Company shall have any right thereunder to acquire equity securities of Surviving Corporation or any other equity-based benefit following the Merger.

        (b) NO POST-MERGER RIGHTS. Company hereby represents and warrants that upon taking of the actions specified above, immediately following the Effective Time of the Merger, and after giving effect to the payments described in this Section 3.2, no holder of a Company Stock Option nor any participant in the Stock Option Plan or any other incentive compensation plan of the Company shall have the right thereunder to acquire equity securities of Surviving Corporation, or any other equity-based benefit, after the Merger, except for the rights set forth in paragraphs (a)(i) and
    (ii) above.

    3.3  EXCHANGE OF CERTIFICATES.

        (a) EXCHANGE AGENT. Prior to the Effective Time of the Merger, Buyer shall designate a bank or trust company to act as agent for the holders of Company Common Stock in connection with the Merger (the "Exchange Agent") (who shall be reasonably acceptable to Company) to receive the funds to which holders of the shares of Company Common Stock are entitled pursuant to this Article III. Buyer and MergerCo shall, from time to time, make available to the Exchange Agent funds in amounts and at times necessary for the payment of the Merger Consideration as provided herein. Promptly after the Effective Time of the Merger, the Exchange Agent shall mail to each record holder of shares of Company Common Stock, as of the Effective Time of the Merger, a letter of transmittal and instructions for use in effecting the surrender of the certificate or certificates which, immediately prior to the Effective Time of the Merger, represented outstanding shares of Company Common Stock (the "Certificates") for payment therefor (or such other documents as may reasonably be required in connection with such surrender) in customary form to be agreed to by MergerCo and Company prior thereto.

        (b)  EXCHANGE PROCEDURES.

           (i) After the Effective Time of the Merger, each holder of a Certificate or Certificates shall, upon surrender to the Exchange Agent of such Certificate or Certificates and acceptance thereof by the Exchange Agent, be entitled to receive the amount of cash into which the shares of Company Common Stock represented by such Certificate or Certificates surrendered shall have been converted pursuant to this Agreement.

           (ii) After the Effective Time of the Merger, there shall be no further transfer on the records of Company or its transfer agent of Certificates, and if Certificates are presented to Company for transfer, they shall be canceled against delivery of cash. If Merger Consideration is to be remitted to a name other than that in which the Certificates surrendered for exchange are registered, it shall be a condition of such exchange that the Certificates so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer and that the person requesting such exchange shall pay to Company or its transfer agent any transfer or other taxes required or establish to the satisfaction of Company or its transfer agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this
       Section 3.3(b), each Certificate shall be deemed at any time after the Effective Time of the Merger to represent only the right to receive upon such surrender the Merger Consideration applicable thereto as contemplated by Section 3.1. From and after the Effective Time of the Merger, the holders of Certificates evidencing ownership of the shares outstanding immediately prior to the Effective Time of the Merger shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable law. No interest will be paid or will accrue on any cash payable as Merger Consideration or in lieu of any fractional shares of Company Common Stock. The right of any shareholder to receive the Merger Consideration shall be subject to reduction to reflect any applicable withholding obligation for taxes.

          (iii) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Buyer, the posting by such person of a bond in such amount as Buyer may direct as indemnity against any claim that may be made against it with respect to such Certificate, or the provision of other reasonable assurances requested by Buyer, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

        (c) NO FURTHER OWNERSHIP RIGHTS IN COMPANY COMMON STOCK EXCHANGED FOR CASH. The Merger Consideration paid upon the surrender for exchange of Certificates in accordance with the terms of this Article III shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares.

        (d) TERMINATION OF EXCHANGE FUND. Any portion of the Merger Consideration deposited with the Exchange Agent pursuant to this
    Section 3.3 (the "Exchange Fund") which remains undistributed to the holders of the Certificates for 12 months after the Effective Time of the Merger shall be delivered to Buyer, upon demand, and any holders of shares of Company Common Stock prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to Buyer (who shall thereafter act as Exchange Agent) and only as general creditors thereof for payment of their claims for cash, if any, to which such holders may be entitled.

        (e) NO LIABILITY. None of FLX, Buyer, MergerCo, Company or the Exchange Agent shall be liable to any person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

        (f) INVESTMENT OF EXCHANGE FUND. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Buyer, on a daily basis. Any interest and other income resulting from such investments shall be paid to Buyer. Nothing in this paragraph (f) shall in any way limit the obligation of FLX, Buyer and MergerCo to pay the full amount of the Merger Consideration in accordance with the remaining provisions of this Agreement, and the risk of any investments referred to in this paragraph (f) shall be borne solely by FLX, Buyer and MergerCo.

        (g) DISSENTING SHARES. If the Merger is submitted to a vote at a meeting of the Company's shareholders, the notice of meeting shall notify all shareholders that they have a right to dissent and obtain payment for their shares by complying with the terms of Section 415-81 of the HBCA. If the Merger occurs without a shareholder vote, the Surviving Corporation shall send to all shareholders who did not vote in favor of the Merger the notice contemplated by Section 415-81 of the HBCA. Holders of dissenting shares complying with the requirements of Section 415-81 of the HBCA shall be entitled to receive payment for their shares of Company common stock in an amount equal to the "fair value" of such shares, as determined according to the HBCA. The holders of such dissenting shares shall be entitled only to such rights as are granted by Sections 415-80 and 415-81 of the HBCA without considering paragraph (c) of Section 415-80. Each holder of dissenting shares who becomes entitled to payment for such shares pursuant to Sections 415-80 and 415-81 of the HBCA shall receive payment therefor from the Surviving Corporation in accordance with the HBCA; provided, however, that if any such holder of dissenting shares (x) shall have failed to establish such holder's entitlement to payment as a dissenting shareholder as provided in Section 415-81 of the HBCA, (y) shall have effectively withdrawn such holder's demand for payment as a dissenting shareholder with respect to such shares or (z) lost such holder's right to payment as a dissenting shareholder under Section 415-81 of the HBCA, such holder shall not be entitled to payment as a dissenting shareholder with respect to such shares of Company Common Stock.

                                   ARTICLE IV
                   REPRESENTATIONS AND WARRANTIES OF COMPANY

    Company hereby represents and warrants to Buyer and MergerCo as follows:

    4.1 ORGANIZATION, STANDING AND CORPORATE POWER. Each of Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as it is now being conducted. Each of Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Material Adverse Effect. Company has made available to Buyer complete and correct copies of the Articles of Incorporation, as amended, and Bylaws, as amended, of Company. Company has made available to MergerCo complete and correct copies of the Articles or Certificates of Incorporation and Bylaws of each of its Subsidiaries, in each case as amended to the date of this Agreement.

    4.2 SUBSIDIARIES. The only direct or indirect Subsidiaries of Company are those listed in Section 4.2 of the schedule delivered to MergerCo by Company at the time of the execution of this Agreement (the "Disclosure Schedule"). All the outstanding shares of capital stock of each such Subsidiary have been validly issued and are fully paid and nonassessable and, except as set forth in
Section 4.2 of the Disclosure Schedule, are owned (of record and beneficially) by Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"). Except for the ownership interests set forth in Section 4.2 of the Disclosure Schedule, Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, business association, joint venture or other entity.

    4.3 CAPITAL STRUCTURE. The authorized capital stock of Company consists of 50,000,000 shares of Company Common Stock, without par value, 1,000,000 shares of "preferential stock" of Company, without par value ("Preferential Stock"), and 1,000,000 shares of "preference stock" of Company, without par value ("Preference Stock"). Subject to any Permitted Changes (as defined in
Section 6.1(d)) there were, as of the close of business on May 15, 2000:
(i) 17,058,833 shares of Company Common Stock issued and outstanding; (ii) no shares of either Preferential Stock or Preference Stock issued and outstanding;
(iii) 3,015,764 shares of Company Common Stock held in the treasury of Company; and (iv) 1,000,664 shares of Company Common Stock reserved for issuance upon exercise of outstanding Company Stock Options. Company has made available to Buyer and MergerCo the exercise price for the outstanding Company Stock Options. Except as set forth above or in Section 4.3 of the Disclosure Schedule, no shares of capital stock or other equity securities of Company are issued, reserved for issuance or outstanding. All outstanding shares of capital stock of Company are, and all shares which may be issued pursuant to the Stock Option Plan including any increases pursuant to existing contractual obligations will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth on Section 4.3 of the Disclosure Schedule, there are no outstanding bonds, debentures, notes or other indebtedness or other securities of Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Company may vote. Except as set forth above, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Company or any of its Subsidiaries is a party or by which any of them is bound obligating Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity or voting securities of Company or of any of its Subsidiaries or obligating Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are no outstanding contractual obligations, commitments, understandings or arrangements of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire or make any payment in respect of any shares of capital stock of Company or any of its Subsidiaries. To the knowledge of Company, there are no irrevocable proxies with respect to shares of capital stock of Company or any of its Subsidiaries.

    4.4 AUTHORITY; NONCONTRAVENTION. Company has the requisite corporate power and authority to enter into this Agreement and, subject to Company Shareholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated hereby and thereby have been duly authorized by the Company Board, which constitutes all necessary corporate action on the part of Company, subject, in the case of the Merger, to Company Shareholder Approval. This Agreement has been duly executed and delivered by Company and constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally or by general equitable or fiduciary principles (the "Enforceability Exception"). No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Federal, state or local government or any domestic court, administrative agency or commission or other governmental authority or agency (a "Governmental Entity"), or any other person under any material agreement, indenture or other instrument to which Company or any Subsidiary is a party or to which any of its properties is subject, is required by or with respect to Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Company or the consummation by Company of the transactions contemplated hereby, except for (i) the filing of a pre-merger notification and report form by Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the filing with the SEC of (x) a proxy statement or information statement under
Section 14(c) of the Exchange Act relating to Company Shareholder Approval (such proxy statement as amended or supplemented from time to time, the "Proxy Statement"), and (y) such reports under the Exchange Act as may be required in connection with the Offer and this Agreement and the transactions contemplated by this Agreement, (iii) the filing of the Articles of Merger with the Director and appropriate documents with the relevant authorities of other states in which Company is qualified to do business and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices as are set forth in Section 4.4 of the Disclosure Schedule and which the failure to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect.

    4.5 INFORMATION SUPPLIED. The information provided by the Company for inclusion in the Proxy Statement will not, at the date it is first mailed to Company's shareholders or at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. No representation or warranty is made by Company with respect to the information supplied or to be supplied by MergerCo or any affiliate of MergerCo in writing specifically for inclusion in the Proxy Statement. Neither the Schedule 14D-9 nor any information supplied by Company for inclusion in the Offer Documents will, at the respective times the Schedule 14D-9, the Offer Documents or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to shareholders of Company, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in the light of the circumstances under which they were made, not misleading (except to the extent of information supplied by MergerCo or any affiliate of MergerCo in writing specifically for inclusion therein). The Schedule 14D-9 shall comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

    4.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the reports, schedules, forms, statements and other documents filed with the SEC by Company, or in Section 4.6 of the Disclosure

Schedule, since the date of the Balance Sheet, Company has conducted its business only in the ordinary course consistent with past practice, and there is not and has not been: (i) any fact or circumstance which has had a Material Adverse Effect on or with respect to Company; (ii) any events set forth in
Section 6.1; or (iii) any condition, event or occurrence which would reasonably be expected to prevent or materially delay the ability of Company to consummate the transactions contemplated by this Agreement.

    4.7 BROKERS. Except for Bear, Stearns & Co., Inc., no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company.

    4.8 OPINION OF FINANCIAL ADVISOR. The Special Committee has received the opinion of Bear, Stearns & Co., Inc., dated May 19, 2000, to the effect that as of the date of this Agreement the consideration to be received in the Offer and the Merger by Company's shareholders (other than FLX and its affiliates) is fair to holders of Company Common Stock (other than FLX and its affiliates) from a financial point of view, a signed copy of which opinion has been delivered to Buyer.

    4.9 REQUIRED COMPANY VOTE. Company Shareholder Approval, being the affirmative vote of a simple majority of the outstanding shares of Company Common Stock, is the only vote of the holders of any class or series of Company's securities necessary to approve this Agreement, the Merger and the other transactions contemplated hereby.

    4.10 STATE TAKEOVER STATUTES. Company has taken all actions necessary to satisfy or render inapplicable the restrictions on business combinations contained in the Hawaii Corporate Take-Overs Act (Chapter 417E of the Hawaii Revised Statutes) (the "Take-Over Statute") with respect to the transactions contemplated hereby, including each of the Offer and the Merger. To the knowledge of the Company, aside from the Hawaii Environmental Disclosure Act, no other state takeover statute or similar statute or regulation of the State of Hawaii, or any other domestic state or jurisdiction, applies or purports to apply to Company or any of its Subsidiaries, or to this Agreement, the Offer, the Merger, or any of the other transactions contemplated hereby. Neither Company nor any of its Subsidiaries has any rights plan, outstanding preferred stock or similar arrangement which have any of the aforementioned consequences in respect of the transactions contemplated hereby.

                                   ARTICLE V
                       REPRESENTATIONS AND WARRANTIES OF
                            FLX, BUYER AND MERGERCO

    FLX, Buyer and MergerCo hereby jointly and severally represent and warrant to Company as follows:

    5.1 ORGANIZATION, STANDING AND CORPORATE POWER. FLX, Buyer and MergerCo are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware, with respect to FLX and Buyer, and the State of Hawaii, with respect to MergerCo, and each has the requisite corporate power and authority to carry on its business as now being conducted. Each of FLX, Buyer and MergerCo has delivered to Company complete and correct copies of its certificate and/or articles of incorporation and bylaws (or other organizational documents). Each of FLX, Buyer and MergerCo is duly qualified or licensed to do business and in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualifications or licensing necessary.

    5.2 AUTHORITY; NONCONTRAVENTION. Each of FLX, Buyer and MergerCo has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The Offer, the execution and delivery of this Agreement by each of FLX, Buyer and MergerCo and the consummation by each of them of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of each of FLX, Buyer and MergerCo. This Agreement has been duly executed and delivered by and constitutes a valid and binding obligation of each of FLX, Buyer and MergerCo., enforceable against each of FLX, Buyer and MergerCo in accordance with its terms, subject to the Enforceability Exception. Except as disclosed in Section 5.2 of the Disclosure Schedule, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in (a) any breach or violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration or "put" with respect to any obligation or (b) the loss of a benefit, or other right or the creation of any Lien upon any of the properties or assets of any of FLX, Buyer or MergerCo under (i) the certificate and/or articles of incorporation, bylaws or other organizational documents of FLX, Buyer or MergerCo, (ii) any loan or credit agreement, note, note purchase agreement, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to FLX, Buyer or MergerCo or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule, regulation or arbitration award applicable to FLX, Buyer or MergerCo or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, breaches, violations, defaults, rights, losses or Liens that would not prevent or materially delay the ability of Buyer and/or MergerCo to consummate the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person under any agreement, indenture or other instrument to which Buyer or MergerCo is a party or to which any of its respective properties is subject, is required by or with respect to FLX, Buyer or MergerCo in connection with the execution and delivery of this Agreement by FLX, Buyer or MergerCo or the consummation by FLX, Buyer and MergerCo of any of the transactions contemplated by this Agreement, except for (x) the filing of a pre-merger notification and report form under the HSR Act, (y) the filing of an environmental disclosure report with the Office of Environmental Quality Control of the State of Hawaii (the "Environmental Filing"), and (z) the filing with the SEC of (A) the Offer Documents and (B) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby.

    5.3 BROKERS. Except for Deutsche Bank Securities, Inc., no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or an behalf of Buyer or MergerCo.

    5.4 OFFER DOCUMENTS AND SCHEDULE 14D-9. None of the Offer Documents nor any of the information supplied by Buyer or any of its Subsidiaries in writing specifically for inclusion in the Schedule 14D-9 shall, at the respective time the Offer Documents or the Schedule 14D-9 or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to shareholders of Company, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading (except to the extent information contained therein is based upon information supplied in writing solely by Company). The Offer Documents shall comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

    5.5 INFORMATION SUPPLIED. None of the information supplied or to be supplied by FLX, Buyer, MergerCo or their affiliates in writing specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to Company's shareholders or at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

    5.6 FINANCING. Buyer and MergerCo have received commitments from Bankers Trust Company, copies of which have been provided to Company, to timely provide sufficient funds in U.S. currency to

(a) acquire all of the shares tendered pursuant to the Offer, (b) pay the Merger Consideration pursuant to the Merger and (c) pay related fees and Expenses.

    5.7 OWNERSHIP OF SHARES. FLX represents that, on the date of this Agreement, it owns beneficially and of record, 4,501,310 shares of Company's common stock.

                                   ARTICLE VI
           COVENANTS RELATING TO CONDUCT OF BUSINESS PRIOR TO MERGER

    6.1 CONDUCT OF BUSINESS OF COMPANY. During the period from the date of this Agreement to the Effective Time of the Merger (except as otherwise specifically required by the terms of this Agreement), or the earlier termination of this Agreement, Company shall, and shall cause its Subsidiaries to, act and carry on their respective businesses in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time of the Merger, or the earlier termination of this Agreement, Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Buyer or MergerCo, which consent shall not be unreasonably withheld:

        (a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a Subsidiary of Company to Company in accordance with applicable law;

        (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

        (c) purchase, redeem or otherwise acquire any shares of capital stock of Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities outstanding on the date of this Agreement, except for the cash-out of Company Stock Options as provided in Section 3.2 of this Agreement;

        (d) authorize for issuance, issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock or the capital stock of any of its Subsidiaries, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or any other securities or equity equivalents (including without limitation stock appreciation rights) other than the issuance of Company Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement and in accordance with their present terms (such issuances, together with the acquisitions of shares of Company Common Stock permitted under clause (c) above, being referred to herein as "Permitted Changes");

        (e) amend its certificate or articles of incorporation, bylaws or other comparable charter or organizational documents;

        (f) subject to the provisions of Section 7.7 hereof, and except in the ordinary course of business, acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization which would be material to the Company and its subsidiaries, taken as a whole;

        (g) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person in an amount in excess of $1,000,000, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for borrowings under current credit facilities and for lease obligations, in each case incurred in the ordinary course of business consistent with past practice;

        (h) make any loans, advances or capital contributions to, or investments in, any other Person, other than to Company or any Subsidiary of Company, in an amount exceeding $100,000;

        (i) adopt resolutions providing for or authorizing a liquidation or a dissolution except as part of a Transaction Proposal; or

        (j) authorize any of, or commit or agree to take any of, the foregoing actions.

                                  ARTICLE VII
                             ADDITIONAL AGREEMENTS

    7.1 NOTIFICATION OF RESULTS; EXTENSION OF OFFER. Buyer and MergerCo will promptly advise Company once a sufficient number of shares of Company Common Stock has been tendered, and not withdrawn, such that the Minimum Condition is satisfied. At such time, subject to satisfaction of the Offer Conditions, MergerCo will accept and promptly pay for all validly tendered shares, and, if fewer than the number of shares required to permit a short-form merger under HBCA Section 415-75.5 have been tendered, will extend the Offer pursuant to this Agreement and in accordance with Rule 14d-11, and will file with the SEC all required documents to effect such extension for a period of not less than five
(5) and not more than twenty (20) days, in order to provide the holders of Company Common Stock additional time to tender their shares.

    7.2  PREPARATION OF PROXY OF INFORMATION STATEMENT: SHAREHOLDER MEETING.

        (a) Not later than the acceptance for payment of and payment for shares (as evidenced by delivery of cash sufficient to pay the Offer Price with respect to each share of Company Common Stock tendered to the Exchange Agent with irrevocable instructions to pay to tendering shareholders) of the Company Common Stock by Offeror pursuant to the Offer, and if required by applicable law, Company shall prepare and file with the SEC a preliminary proxy or information statement in accordance with the Exchange Act relating to the Merger and this Agreement and use all reasonable efforts to obtain and furnish the information required to be included by the Exchange Act and the SEC in such preliminary proxy or information statement and, after consultation with Buyer and MergerCo, to respond promptly to any comments made by the SEC with respect to such preliminary proxy or information statement and cause a definitive proxy or information statement, including any amendment or supplement thereto, to be mailed to Company's shareholders, provided that no amendment or supplement to such preliminary proxy or information statement will be made by Company without consultation with Buyer, MergerCo and their counsel. If, at any time prior to the Shareholders Meeting, any event with respect to Company, its Subsidiaries, directors, officers, and/or the Merger or the other transactions contemplated hereby shall occur, which is required to be described in the Proxy Statement, Company shall so describe such event and, to the extent required by applicable law, shall cause it to be disseminated to Company's shareholders.

        (b) Company will promptly notify MergerCo and Buyer of (i) the receipt of any comments from the SEC regarding the Proxy Statement and (ii) the clearance of the Proxy Statement by the SEC. MergerCo and Buyer shall be given a reasonable opportunity to review and comment on all filings with the SEC and all mailings to Company's shareholders in connection with the Merger prior to the filing or mailing thereof.

        (c) If adoption of this Agreement is required by applicable law, Company will, as promptly as practicable following the acceptance for payment of and payment for shares (as evidenced by delivery of cash sufficient to pay the Offer Price with respect to each share of Company Common Stock tendered to the Exchange Agent with irrevocable instructions to pay to tendering shareholders) of the Company Common Stock by Offeror pursuant to the Offer and in consultation with MergerCo and Buyer, duly call, give notice of, convene and hold a meeting of the Company's shareholders (the

    "Shareholders Meeting") for the purpose of approving this Agreement and the transactions contemplated by this Agreement. Company will, through its Board of Directors, recommend to its shareholders approval of the foregoing matters and (unless an information statement has been filed) seek to obtain all votes and approvals thereof by the shareholders, as set forth in
    Section 4.9; provided, however, that the obligations contained herein shall be subject to the provisions of Section 7.7 of this Agreement and, provided further that such recommendation and other action may be withdrawn, modified or amended if Company determines in good faith, after receipt of the advice of its outside counsel, that such action is necessary in order for the Board of Directors of the Company to comply with its fiduciary duties under applicable law. Subject to the foregoing, such recommendation, together with a copy of the opinion referred to in Section 4.8 shall be included in the Proxy Statement. Company will use all reasonable efforts to hold such Shareholders Meeting as soon as practicable after the date hereof. At the Shareholders Meeting, Offeror shall cause all shares of Company Common Stock then owned by Buyer, MergerCo or any affiliate thereof to be voted in favor of the adoption of this Agreement and in favor of any other resolution necessary to approve the transactions contemplated by this Agreement.

        (d) Notwithstanding the foregoing, if Offeror shall acquire at least 90% of the outstanding Company Common Stock pursuant to the Offer, Buyer may cause the Merger to occur without a Shareholders Meeting and in accordance with Section 415-75.5 of the HBCA; provided, however, that in such event, the rights of shareholders of Company under this Agreement (including, without limitation, the right to receive the Merger Consideration) shall not be adversely affected thereby (other than the right to receive the Proxy Statement, attend the Shareholders Meeting and vote on the Merger, which shall no longer be applicable).

        (e) Company will cause its transfer agent to make stock transfer records relating to Company available to the extent reasonably necessary to effectuate the intent of this Agreement.

    7.3 ACCESS TO INFORMATION, CONFIDENTIALITY. Subject to the Confidentiality Agreement, Company shall, and shall cause its Subsidiaries, officers, employees, counsel, financial advisors and other representatives to, afford to FLX, Buyer, MergerCo and their representatives reasonable access during normal business hours, in a manner initially coordinated with the chief executive officer of Company, and thereafter coordinated with those persons designated in writing by the chief executive officer, during the period prior to the earlier of the Effective Time of the Merger and the Termination Date, to its properties, books, contracts, commitments, personnel and records (including, without limitation, to the extent available, the work papers of Company's and its Subsidiaries independent public accountants) and, during such period, Company shall, and shall cause its Subsidiaries, officers, employees, counsel, financial advisors and other representatives to, furnish promptly to FLX, Buyer and MergerCo (i) a copy of each report, schedule, registration statement and other document filed by such Person during such period pursuant to the requirements of Federal or state securities laws and (ii) all other information concerning its business, properties, financial condition, operations and personnel as FLX, Buyer and MergerCo may from time to time reasonably request. Notwithstanding the foregoing, nothing herein shall require Company or any of its Subsidiaries to disclose any information that would cause a violation of any contractual confidentiality obligation existing on the date hereof. Except as required by law, each of Company, FLX, Buyer and MergerCo will hold, and will cause its respective directors, officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in confidence.

    7.4  ADDITIONAL UNDERTAKINGS.

        (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by this Agreement, including reasonable best efforts to complete the financing needed to complete the Offer and the Merger. Buyer, MergerCo and Company will use all reasonable efforts and cooperate with one another in promptly
    (i) determining whether any filings are required to be made or consents, approvals, waivers, licenses, permits or authorizations are required to be obtained (or, which if not obtained, would result in a breach or violation, or an event of default, termination or acceleration of any agreement or any put right under any agreement) under any applicable law or regulation or from any Governmental Entity or third parties, including parties to loan agreements or other debt instruments, in connection with the transactions contemplated by this Agreement, including the Offer and the Merger and
    (ii) making any such filings, in furnishing information required in connection therewith and in timely seeking to obtain any such consents, approvals, permits or authorizations.

        (b) Company shall make, subject to the condition that the transactions contemplated herein actually occur, any undertakings (including undertakings to make divestitures, provided, in any case, that such divestitures need not themselves be effective or made until after the transactions contemplated hereby actually occur) required in order to comply with the antitrust requirements or laws of any Governmental Entity, including the HSR Act, in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, or any other covenant herein contained, in connection with the receipt of any necessary approvals under the HSR Act, neither Company nor any of its Subsidiaries shall be required to divest or hold separate or otherwise take or commit to take any action that materially limits the ownership or operation by Company, Buyer or any of their respective Subsidiaries of a material portion of the business or assets of Company, Buyer and their Subsidiaries, taken as a whole, or compels Company or Buyer or any of their respective Subsidiaries to dispose of or hold separate a material portion of the business or assets of Company, Buyer and their Subsidiaries, taken as a whole.

    7.5 INDEMNIFICATION. At all times following the Merger, the Surviving Corporation shall indemnify all present and former directors or officers of Company and its Subsidiaries ("Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, penalties or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time of the Merger, whether asserted or claimed prior to, at or after the Effective Time of the Merger, to the fullest extent permitted by law, to the extent such Costs have not been paid for by insurance and shall, in connection with defending against any action for which indemnification is available hereunder, reimburse such Indemnified Parties from time to time upon receipt of sufficient supporting documentation, for any reasonable costs and expenses reasonably incurred by such Indemnified Parties; provided that such reimbursement shall be conditioned upon such Indemnified Parties' agreement promptly to return such amounts to Company if a court of competent jurisdiction shall ultimately determine that indemnification of such Indemnified Parties is prohibited by applicable law. The foregoing rights shall be in addition to any rights to which any Indemnified Party may be entitled by reason of the bylaws or articles of incorporation of the Company, any contract, and/or any applicable law. Surviving Corporation will maintain for a period of not less than six years from the Effective Time of the Merger, Company's current D&O Insurance and indemnification policy (or a policy providing substantially similar coverage) (the "D&O Insurance") for all persons who are directors and officers of Company on the date of this Agreement; provided that Surviving Corporation shall not be required to spend as an annual premium for such D&O Insurance an amount in excess of 200% of the annual premium paid for D&O Insurance in effect prior to the date of this Agreement; and provided further that Surviving Corporation shall nevertheless be obligated to provide such coverage as may be obtained for such amount. The provisions of this Section are intended for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

    7.6 PUBLIC ANNOUNCEMENTS. Neither MergerCo nor Buyer, on the one hand, nor Company, on the other hand, will issue any press release or public statement with respect to the transactions contemplated by this Agreement, including the Offer and the Merger, without the other party's prior consent, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with, or rule of, NYSE, and in any event, to the extent practicable, Buyer, MergerCo and Company will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any such press release or other public statements with respect to such transactions. The parties agree that the initial press release or releases to be issued with respect to the transactions contemplated by this Agreement shall be mutually agreed upon prior to the issuance thereof.

    7.7  PERMITTED RESPONSE TO OTHER PROPOSALS.

        (a) From and after the date hereof until the termination of this Agreement, neither Company, any of its Subsidiaries, nor any of their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by Company or any of its Subsidiaries) (collectively, "Responsible Parties") will be prohibited from supplying any information to, responding to any inquiry from, or conducting discussions or negotiations with, any party if the Special Committee determines that (i) such exchange of information, discussions or negotiations has a reasonable likelihood of leading to a Transaction Proposal, (ii) the Special Committee has received satisfactory evidence of such party's financial capacity to complete such proposed Transaction, and (iii) any such Transaction Proposal would have a reasonable probability of completion. Prior to taking such action the Company shall obtain from such Person an executed confidentiality agreement containing terms and provisions, when taken in the aggregate, adequate in the reasonable judgment of the Special Committee to prevent disclosures or use of proprietary information to the Company's detriment. Nothing contained in this Agreement shall prohibit the Special Committee from, prior to the acceptance for payment of, and payment for, Company Common Stock pursuant to the Offer but subject to compliance with Section 7.7(b): (i) failing to make or withdrawing or modifying its recommendation referred to in Section 1.2.1 if there exists a Transaction Proposal and the Special Committee, after consultation with its financial advisors and after receipt of advice from independent outside legal counsel, determines in good faith that such action is necessary for the Special Committee to comply with its fiduciary duties to shareholders under applicable law in connection with such Transaction Proposal; or (ii) making to Company's shareholders any recommendation and related filing with the SEC as required by Rule 14e-2 and 14d-9 under the Exchange Act, with respect to any tender offer, or taking any other legally required action with respect to such tender offer (including, without limitation, the making of public disclosures as may be necessary or reasonably advisable under applicable securities laws) if the Special Committee, after consultation with its financial advisors and receipt of advice from independent outside legal counsel determines in good faith that such action is necessary for the Special Committee to comply with its fiduciary duties to shareholders under applicable law. Company agrees not to release any third party from, or waive any provisions of, any standstill agreement to which it is a party or any confidentiality agreement between it and another Person who has made, or who may reasonably be considered likely to make, a Transaction Proposal. In the event of an exercise of Company's or the Special Committee's rights under clauses (i) or (ii) above and subject to compliance with this Section 7.7, notwithstanding anything contained in this Agreement to the contrary, such exercise of rights shall not constitute a breach of this Agreement by Company. For purposes of this Agreement "Transaction Proposal" shall mean any of the following (other than the transactions between Company, FLX, Buyer and MergerCo contemplated by the Offer and this Agreement) involving Company or any of its Subsidiaries:
    (w) any merger, consolidation, share exchange, recapitalization, business combination, or other similar transaction; (x) except in the ordinary course of business, any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of Company and its Subsidiaries, taken as a whole, in a single transaction or series of related transactions;
    (y) any tender offer or exchange offer for, or the acquisition of (or right to acquire)

    "beneficial ownership" by any person, "group" or entity (as such terms are defined under Section 13 (d) of the Exchange Act), of 20% or more of the outstanding shares of capital stock of Company or the filing of a registration statement under the Securities Act in connection therewith; or
    (z) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing or recapitalization, liquidation, dissolution or similar transaction involving Company or any of its Subsidiaries.

        (b) Prior to the Special Committee withdrawing or modifying its approval or recommendation of the Offer, this Agreement or the Merger, approving or recommending a Transaction Proposal, or entering into an agreement with respect to a Transaction Proposal, the Special Committee shall provide Buyer with a written notice (a "Notice of Takeover Proposal") advising Buyer that the Special Committee has received a Transaction Proposal, specifying the material terms and conditions of such Transaction Proposal and identifying the person making such Transaction Proposal, and neither Company nor any Subsidiary shall enter into an agreement with respect to a Transaction Proposal until 48 hours after the delivery of the first Notice of Takeover Proposal with respect to a given third party was given to Buyer. In addition, if Company or any Subsidiary proposes to enter into an agreement with respect to any Transaction Proposal, Company shall, if required in accordance with the terms hereof, concurrently with entering into such agreement pay, or cause to be paid, to Buyer the expenses, fees and the Compensation Fee (as provided in and defined in Section 10.2).

        (c) Notwithstanding anything in this Section 7.7 or any other provision to the contrary in this Agreement, prior to the termination of this Agreement in accordance with its terms, the Company shall not take any action which would render invalid or ineffective, or otherwise vacate or withdraw, the approval of the transactions contemplated hereby by the Board for purposes of the Take-Over Statute and shall not take any action that would cause the Company to breach its representation and warranty, as of the taking of such action, set forth in the first sentence of Section 1.2.1 of this Agreement.

    7.8 EMPLOYEE BENEFITS. Buyer agrees that, for a period of 12 months following the Effective Time of the Merger, the Surviving Corporation shall maintain employee benefits plans and arrangements (directly or in conjunction with Buyer or MergerCo) which, in the aggregate, will provide a level of benefits to continuing employees of Company and its Subsidiaries substantially comparable in the aggregate to those provided to similarly situated employees as in effect immediately prior to the Effective Time of the Merger (other than discretionary benefits); provided, however, that Buyer may cause modifications to be made to such benefit plans and arrangements to the extent necessary to comply with applicable law. Nothing in this Section 7.8 shall prohibit Company or the Surviving Corporation from terminating the employment of any employee at any time with or without cause (subject to, and in accordance with, the terms of any existing employment agreements), or shall be construed or applied to restrict the ability of Buyer or Surviving Corporation and its Subsidiaries to establish such types and levels of compensation and benefits as they determine to be appropriate. Buyer agrees to cause the Surviving Corporation (or the applicable Subsidiary employer) to honor the existing employment agreements that are set forth in Section 7.8 of the Disclosure Schedule.

    7.9 NOTIFICATION OF CERTAIN MATTERS. Company shall give prompt notice to Buyer and MergerCo, and Buyer and MergerCo shall give prompt notice to Company of: (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which does or would be likely to cause (A) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect, or (B) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied; and (ii) any material failure of Company on the one hand, or Buyer or MergerCo on the other hand, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.9 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

    7.10 STATE TAKEOVER LAWS. If any "fair price" or "control share acquisition" statute or other similar statute or regulation shall become applicable to the transactions contemplated by this Agreement, including the Offer or the Merger, Company and Buyer, and their respective Boards of Directors shall use all reasonable efforts to grant such approvals and to take such other actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and shall otherwise use all reasonable efforts to eliminate the effects of any such statute or regulation on the transactions contemplated hereby.

    7.11  CONTRIBUTIONS BY FLX AND BUYER.   FLX agrees to contribute to Buyer,
at or before the expiration of the Offer period, 4,501,310 shares of Company's Common Stock and $25,000,000 cash, and Buyer agrees to contribute such shares and cash to MergerCo, provided the Offer Conditions are met at such time.

                                  ARTICLE VIII
                              CONDITIONS PRECEDENT

    8.1 CONDITIONS TO EACH PARTY'S OBLIGATION. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

        (a) COMPANY SHAREHOLDER APPROVAL. Company Shareholder Approval shall have been obtained if required by applicable law, provided that Buyer and Affiliates and MergerCo shall vote all of their shares of Company Common Stock in favor of the Merger and the transactions contemplated by this Agreement.

        (b) HSR ACT. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

        (c) NO INJUNCTIONS OR RESTRAINTS. No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity or other legal restraint or prohibition shall be in effect preventing or prohibiting the acceptance for payment of, or payment for, shares of Company Common Stock pursuant to the Offer, or the consummation of the Merger; provided, however, that the parties hereto shall, subject to the last sentence of Section 7.4(a) hereof, use all reasonable efforts to have any such injunction, order, restraint or prohibition vacated.

        (d) STATUTES; CONSENTS. No statute, rule, order, decree or regulation shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits the consummation of the Merger.

    8.2 CONDITIONS TO BUYER'S AND MERGERCO'S OBLIGATION. The obligation of Buyer and MergerCo to effect the Merger is subject to the following conditions:

        (a) OBLIGATION TO PURCHASE SHARES. Buyer or MergerCo having been obligated to purchase shares of Company Common Stock in the Offer in accordance with the provisions hereof.

        (b) ENVIRONMENTAL DISCLOSURE FILING. The waiting period (and any extension thereof) applicable to the Offer and Merger with respect to the Environmental Filing shall have been terminated or shall have expired.

        (c) ADEQUATE FINANCING. The lenders to Buyer and MergerCo shall not have refused to advance funds pursuant to their commitments, and shall have advanced sufficient amounts to provide, together with the amounts contributed pursuant to Section 7.11 of this Agreement, the amounts required to pay all of the Merger Consideration.

                                   ARTICLE IX
                       TERMINATION, AMENDMENT AND WAIVER

    9.1 TERMINATION. This Agreement may be terminated and abandoned at any time prior to the Effective Time of the Merger, whether before or after approval of matters presented in connection with the Merger by the shareholders of
Company:

        (a) by mutual written consent of Buyer and Company; or

        (b) by either Buyer or Company, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting, or if there shall be in effect any other legal restraint or prohibition preventing or prohibiting, the acceptance for payment of, or payment for, shares of Company Common Stock pursuant to the Offer or the consummation of the Merger, and such order, decree, ruling or other action shall have become final and nonappealable (other than due to the failure of the party seeking to terminate this Agreement to perform its obligations under this Agreement required to be performed at or prior to the Effective Time of the Merger); or

        (c) by Company, if Offeror shall not have (i) commenced the Offer on or before June 1, 2000, or (ii) accepted for payment any shares of Company Common Stock pursuant to the Offer (other than due to the failure of Company to perform its obligations under this Agreement) by August 15, 2000, or, if any necessary approvals required under the HSR Act shall not have been obtained on such date, by such date ten business days after receipt of all necessary approvals under the HSR Act; or

        (d) by Company, substantially concurrently with the execution, prior to Offeror's purchase of shares of Company Common Stock pursuant to the Offer, of a binding agreement with a third party with respect to a Transaction Proposal, provided that it has complied with all provisions of this Agreement, including the notice provisions herein, and that it pays the Compensation Fee as provided by and defined in Section 10.2 hereof; or

        (e) by Buyer, prior to Offeror's purchase of any shares of Company Common Stock pursuant to the Offer, in the event of a material breach or failure to perform in any material respect by Company of any covenant or other agreement contained in this Agreement or in the event of a breach of any representation or warranty of Company that could reasonably be expected to have a Material Adverse Effect, in each case which cannot be or has not been cured within 15 days after the giving of written notice to Company; or

        (f) by Company, prior to Offeror's purchase of any shares of Company Common Stock pursuant to the Offer, in the event of a material breach or failure to perform in any material respect by FLX, MergerCo or Buyer of any covenant or other agreement contained in this Agreement or in the event of a breach of any representation or warranty of FLX, MergerCo, or Buyer that could reasonably be expected to have a Material Adverse Effect, in each case which cannot be or has not been cured within 15 days after the giving of written notice to FLX, MergerCo or Buyer; or

        (g) by Buyer, if the Company Board or the Special Committee shall
    (i) withdraw or modify in any adverse manner its approval or recommendation of this Agreement, the Offer or the Merger, (ii) approve or recommend any Transaction Proposal, or (iii) resolve to take any of the actions specified in clause (i) above; or

        (h) by Buyer or Company, in each case after two Business Day's notice to the other party if the Offer expires pursuant to terms consistent with
    Section 1.1.1; or

        (i) by Buyer or Company, if the lenders of Buyer and MergerCo fail to advance funds pursuant to their commitments.

    9.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by either Company or Buyer as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, without any continuing obligation on the part of Buyer, MergerCo or Company, other than the provisions of the last sentence of Section 7.3, Section 9.1, this Section 9.2 and Article X.

    9.3 AMENDMENT. This Agreement may be amended by the parties at any time before or after any required approval of matters presented in connection with the Merger by the shareholders of Company; provided, however, that after any such approval, there shall be made no amendment that by law requires further approval by such shareholders without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

    9.4 EXTENSION; WAIVER. Subject to the terms of this Agreement to the extent that they expressly restrict the following, at any time prior to the Effective Time of the Merger, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties,
(b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or
(c) subject to the provisions of Section 9.3, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

    9.5 PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER. A termination of this Agreement pursuant to Section 9.1, an amendment of this Agreement pursuant to Section 9.3 or an extension or waiver pursuant to
Section 9.4 shall, in order to be effective, require (a) in the case of MergerCo, action by its Board of Directors or the duly authorized designee of its Board of Directors, and (b) in the case of Company, action by the Special Committee.

                                   ARTICLE X
                               GENERAL PROVISIONS

    10.1  NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES.

        (a) None of the representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time of the Merger and all such representations and warranties will be extinguished on consummation of the Merger and none of Company, Buyer and MergerCo, nor any officer, director or employee or shareholder thereof shall be under any liability whatsoever with respect to any such representation or warranty after such time. This Section 10.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time of the Merger.

        (b) Each of the parties is a sophisticated legal entity that was advised by knowledgeable counsel and, to the extent it deemed necessary, other advisors in connection with this Agreement. Accordingly, each of the parties hereby acknowledges that (i) no party has relied or will rely upon any document or written or oral information previously furnished to or discovered by it or its representatives, other than this Agreement or in the Disclosure Schedule or any certificates delivered at the Effective Time of the Merger pursuant to this Agreement and (ii) there are no representations or warranties by or on behalf of any party hereto or any of its respective affiliates or representatives other than those expressly set forth in this Agreement or in the Disclosure Schedule or in any certificates delivered at the Effective Time of the Merger pursuant to this Agreement.

        (c) The representations and warranties made in this Agreement by Company will be deemed for all purposes to be qualified by the disclosures made in any section of the Disclosure Schedule, whether or not in the case of any particular representation or warranty such representation or warranty refers to the Section in which the disclosure is made or to any other Section. All references in this

    Agreement to the "knowledge of Company" (or any similar phrase) will be deemed to be references solely to the actual knowledge of the executive officers of Company. The inclusion of any matter on any disclosure schedule will not be deemed an admission by any party that such listed matter is material or that such listed matter has or would have a Material Adverse Effect.

    10.2  FEES AND EXPENSES.

        (a) If any person (other than MergerCo or any of its affiliates) shall have made, proposed, communicated or disclosed a Transaction Proposal in a manner which is or otherwise becomes public and this Agreement is terminated pursuant to any of the following provisions:

           (i) by Company pursuant to Section 9.1(d) or

           (ii) by Buyer under Section 9.1(g);

    then Company shall, simultaneously with such termination of this Agreement, pay MergerCo, as compensation for its costs and expenses, and for the benefits conferred on the Company's shareholders pursuant to this Agreement, a fee equal to two percent of the consideration offered to, or available to, the Company's Shareholders as a result of such Transaction Proposal in cash, but not less than $6,800,000, which amount shall be payable in same day funds (the "Compensation Fee").

        (b) Company agrees that the agreements contained in Section 10.2(a) above are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty. If Company fails to promptly pay to Buyer any Compensation Fee due under such
    Section 10.2(a), Company shall pay the costs and expenses (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment thereof, together with interest on the amount of any unpaid Compensation Fee at the annual rate of four percent above the publicly announced prime rate of Citibank, N.A. (or, if lower, the maximum rate permitted by law) from the date such Compensation Fee was required to be paid to the date of payment.

        (c) Except as provided otherwise in paragraphs (a) and (b) above and in
    Section 9.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except that Company shall pay all costs and expenses (i) in connection with printing and mailing the Proxy Statement and
    (ii) of obtaining any consents of any third party.

    10.3 NOTICES. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        (a) if to MergerCo or Buyer, to

          Castle & Cooke Holdings, Inc.
           c/o Pacific Holding Company
           10900 Wilshire Boulevard, Suite 1600
           Los Angeles, California 90024
           Attn: John Cocke, Esq.

       with a copy to:

          Paul, Hastings, Janofsky & Walker LLP
           695 Town Center Drive, 17th Floor
           Costa Mesa, California 92626
           Attn: Peter J. Tennyson, Esq.

        (b) if to Company, to

          Castle & Cooke, Inc.
           10900 Wilshire Boulevard, Suite 1600
           Los Angeles, California 90024
           Attn: Mary J. Garnett, Esq.

       with a copy to:

          O'Melveny & Myers LLP
           153 E. 53(rd) Street
           New York, New York 10022-4611
           Attn: Charles F. Niemeth, Esq.

       and to:

          Gibson, Dunn & Crutcher LLP
           333 South Grand Avenue, 47(th) Floor
           Los Angeles, CA 90071-1504
           Attn: Andrew E. Bogen, Esq.

    10.4 INTERPRETATION. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

    10.5 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

    10.6 ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement and the other agreements referred to herein constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement, other than Sections 7.5 and 7.8, is not intended to confer upon any Person other than the parties hereto any rights or remedies.

    10.7 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, EXCEPT TO THE EXTENT THE LAWS OF THE STATE OF HAWAII GOVERN THE MERGER, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS. THE PARTIES HERETO AGREE THAT ANY APPROPRIATE STATE OR FEDERAL COURT LOCATED IN THE STATE OF DELAWARE SHALL HAVE JURISDICTION OVER ANY CASE OR CONTROVERSY ARISING HEREUNDER OR IN CONNECTION HEREWITH AND SHALL BE THE PROPER AND EXCLUSIVE FORUM IN WHICH TO ADJUDICATE SUCH CASE OR CONTROVERSY. EACH PARTY HERETO AGREES TO BE SUBJECT TO SUCH JURISDICTION AND VENUE. EACH PARTY AGREES THAT IT WILL, WITHIN FIVE BUSINESS DAYS AFTER THE DATE HEREOF, ENTER INTO ARRANGEMENTS (WHICH SHALL BE REASONABLY ACCEPTABLE TO THE OTHER PARTY) TO APPOINT AN AGENT FOR SERVICE OF PROCESS IN EACH SUCH JURISDICTION, AND EACH IRREVOCABLY SUBMITS TO EACH SUCH JURISDICTION.

    10.8 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. provided, however, that Buyer may assign its rights to purchase shares, but not its obligations, to any wholly owned subsidiary of Buyer. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

    10.9 ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

    IN WITNESS WHEREOF, FLX, Buyer, MergerCo and Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                                       FLEXI-VAN LEASING, INC.

                                                       By:  /s/ DAVID H. MURDOCK
                                                            -----------------------------------------
                                                            David H. Murdock

                                                       CASTLE & COOKE HOLDINGS, INC.

                                                       By:  /s/ DAVID H. MURDOCK
                                                            -----------------------------------------
                                                            David H. Murdock

                                                       CASTLE ACQUISITION COMPANY, INC.

                                                       By:  /s/ DAVID H. MURDOCK
                                                            -----------------------------------------
                                                            David H. Murdock

                                                       CASTLE & COOKE, INC.

                                                       By:  /s/ EDWARD C. ROOHAN
                                                            -----------------------------------------
                                                            Edward C. Roohan

                                                       By:  /s/ MARY J. GARNETT
                                                            -----------------------------------------
                                                            Mary J. Garnett

                                    ANNEX I
                            CONDITIONS OF THE OFFER

    Notwithstanding any other provision of the Offer or this Agreement, and subject to any applicable rules and regulations of the SEC, including
Rule 14e-1(c) relating to MergerCo's obligation to pay for or return tendered shares after termination of the Offer, Buyer and MergerCo shall not be required to accept for payment or pay for any shares of Company Common Stock tendered pursuant to the Offer and may delay acceptance for payment or may terminate the Offer if:

        (a) less than 6,278,762 of the Outstanding Shares of Company Common Stock have been tendered pursuant to the Offer by the expiration of the Offer and not withdrawn (the "Minimum Condition");

        (b) any applicable waiting period under the HSR Act has not expired or terminated;

        (c) any applicable waiting period with respect to the Environmental Filing has not expired or terminated;

        (d) at any time after the date of this Agreement, and before acceptance for payment of any shares of Company Common Stock, any of the following events shall occur and be continuing:

           (i) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, promulgated or deemed applicable to the Offer or the Merger pursuant to authoritative interpretation by or on behalf of a Governmental Entity that (A) prohibits the acquisition by Buyer or MergerCo of any shares of Company Common Stock under the Offer, or restrains or prohibits the making or consummation of the Offer or the Merger, (B) prohibits or materially limits the ownership or operation by Company, Buyer or any of their respective Subsidiaries of a material portion of the business or assets of Company, Buyer and their Subsidiaries, taken as a whole, or compels Company or Buyer or any of the respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of such Person, in each case as a result of the Offer or the Merger or (C) imposes material limitations on the ability of Buyer or MergerCo to acquire or hold, or exercise full rights of ownership of, any shares of Company Common Stock to be accepted for payment pursuant to the Offer including, without limitation, the right to vote such shares of Company Common Stock on all matters properly presented to the shareholders of Company or (D) prohibits Buyer or any of its Subsidiaries from effectively controlling in any material respect any material portion of the business or operations of Company, Buyer, or their Subsidiaries, taken as a whole.

           (ii) any of the representations and warranties of Company contained in the Agreement shall not be true and correct in all material respects at and as of the date of consummation of the Offer (except to the extent such representations and warranties speak to an earlier date), as if made at and as of the date of consummation of the Offer, in each case except as contemplated or permitted by this Agreement and with respect to any representations or warranties not qualified by "Material Adverse Effect," unless the inaccuracies under such representations and warranties, taking all the inaccuracies under all such representations and warranties together in their entirety, do not individually or in the aggregate, result in a Material Adverse Effect on Company.

          (iii) Company shall have failed to perform in all material respects the obligations required to be performed by it under the Agreement at or prior to the date of expiration of the Offer, including but not limited to its obligations pursuant to Section 7.7 hereof, except for such failures to perform as have not had or would not, individually or in the aggregate, have a Material Adverse Effect or materially adversely affect the ability of Company to consummate the Merger or the Offeror to accept for payment or pay for shares of Company Common Stock pursuant to the Offer;

           (iv) The Special Committee and/or the Company Board shall have
       (A) withdrawn, modified or amended in any respect adverse to Buyer or MergerCo its approval or recommendation of the Agreement, the Offer or the Merger, (B) recommended or approved any Transaction Proposal from a person other than Buyer, MergerCo or any of their respective affiliates, or (C) resolved to do any of the foregoing;

           (v) the Agreement shall have been terminated in accordance with its terms;

           (vi) Company shall have entered into a definitive agreement or agreement in principle with any Person with respect to a Transaction Proposal or similar business combination with Company or any Subsidiary of Company, which in the reasonable judgment of Buyer or MergerCo in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment; or

        (e) The lenders of Buyer and MergerCo refuse to advance funds pursuant to their commitments in an amount sufficient to pay the Merger Consideration.

    The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Buyer and MergerCo and, subject to the Merger Agreement, may be waived by Buyer or MergerCo, in whole or in part at any time and from time to time in the sole discretion of Buyer or MergerCo.; provided that, without the express written consent of Company, neither Buyer nor MergerCo may waive the Minimum Condition.

                                   APPENDIX A
                                  DEFINITIONS

    "Affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

    "Agreement" shall have the meaning assigned to such term in the Preamble hereto

    "Articles of Merger" shall have the meaning assigned to such term in
Section 2.3

    "Articles" shall have the meaning assigned to such term in Section 3.3(a)

    "Business Day" means any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Central time. In computing any time period under Section 14(d)(5) or
Section 14(d)(6) of the Exchange Act or under Regulation 14D or Regulation 14E, the date of the event which begins the running of such time period shall be included except that if such event occurs on other than a Business Day such period shall begin to run on and shall include the first Business Day thereafter.

    "Buyer" shall have the meaning assigned to such term in the Preamble

    "Certificate(s)" shall have the meaning assigned to such term in
Section 3.3(a)

    "Closing" shall have the meaning assigned to such term in Section 2.2

    "Closing Date" shall have the meaning assigned to such term in Section 2.2

    "Company" shall have the meaning assigned to such term in the Preamble

    "Company Common Stock" shall have the meaning assigned to such term in the Recitals to the Agreement

    "Company Shareholder Approval" shall have the meaning assigned to such term in the Recitals

    "Company Stock Options" shall have the meaning assigned to such term in
Section 3.2(a)(i)

    "Compensation Fee" shall have the meaning assigned to such term in
Section 10.2(a)

    "Confidentiality Agreement" shall mean the Confidentiality Agreement, dated March 29, 2000, by and between Company and FLX.

    "Costs" shall have the meaning assigned to such term in Section 7.4

    "Disclosure Schedule" shall have the meaning assigned to such term in
Section 4.2

    "D&O Insurance" shall have the meaning assigned to such term in Section 7.4

    "Effective Time of Merger" shall have the meaning assigned to such term in
Section 2.3

    "Enforceability Exception" shall have the meaning assigned to such term in
Section 4.4

    "Exchange Act" shall have the meaning assigned to such term in
Section 1.1.1

    "Exchange Agent" shall have the meaning assigned to such term in
Section 3.3(a)

    "Exchange Fund" shall have the meaning assigned to such term in
Section 3.3(d)

    "Excluded Shares" shall have the meaning assigned to such term in
Section 3.1(c)

    "FLX" shall have the meaning assigned to such term in the Recitals

    "Fully Diluted Shares" shall have the meaning assigned to such term in
Section 1.1.1

    "Governmental Entity" shall have the meaning assigned to such term in
Section 4.4

    "HBCA" shall have the meaning assigned to such term in Section 1.1.1

    "HSR Act" shall have the meaning assigned to such term in Section 4.4

    "Indemnified Parties" shall have the meaning assigned to such term in
Section 7.4

    "Knowledge" shall have the meaning assigned to such term in Section 10.1(c)

    "Liens" shall have the meaning assigned to such term in Section 4.2

    "Material Adverse Effect" means, when used in connection with Company, any effect that either individually or in the aggregate with all other such effects is materially adverse to the business, financial condition, or results of operations of Company and its Subsidiaries taken as a whole and the terms "material" and "materially" shall have correlative meanings; provided, however, that no Material Adverse Effect shall be deemed to have occurred as a result solely of (i) general economic conditions affecting generally the industry in which Company competes, (ii) general market conditions in the United States and
(iii) effects, events, circumstances or conditions attributable to the transactions contemplated by this Agreement.

    "Material Contracts" shall have the meaning assigned to such term in
Section 4.12

    "Merger" shall have the meaning assigned to such term in the Recitals

    "MergerCo" shall have the meaning assigned to such term in the Preamble

    "Merger Consideration" shall have the meaning assigned to such term in
Section 3.1(c)

    "Minimum Condition" shall have the meaning assigned to such term in Annex I

    "Notice of Takeover Proposal" shall have the meaning assigned to such term in Section 7.7(b)

    "Offer" shall have the meaning assigned to such term in the Recitals

    "Offer Conditions" shall have the meaning assigned to such term in
Section 1.1.1

    "Offer Documents" shall have the meaning assigned to such term in
Section 1.1.2

    "Offer Price" shall have the meaning assigned to such term in Section 1.1.1

    "Offer to Purchase" shall have the meaning assigned to such term in
Section 1.1.2

    "Offeror" shall have the meaning assigned to such term in Section 1.1.1

    "Permitted Changes" shall have the meaning assigned to such term in
Section 6.1(d)

    "Person" means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity

    "Preference Shares" shall have the meaning assigned to such term in
Section 4.3

    "Preferential Shares" shall have the meaning assigned to such term in
Section 4.3

    "Proxy Statement" shall have the meaning assigned to such term in
Section 4.4

    "Responsible Parties" shall have the meaning assigned to such term in
Section 7.7(a)

    "Schedule TO" shall have the meaning assigned to such term in Section 1.1.2

    "Schedule 14D-9" shall have the meaning assigned to such term in
Section 1.2.2

    "SEC" shall have the meaning assigned to such term in Section 1.1.1

    "Securities Act" mean the Securities Act of 1933

    "Shareholders Meeting" shall have the meaning assigned to such term in
Section 7.2(c)

    "Special Committee" shall have the meaning assigned to such term in the Recitals

    "Stock Option Plan" shall have the meaning assigned to such term in
Section 3.2(a)(i)

    "Stock Units" shall mean units granted under the Company's Deferred Stock Compensation Plan for Non-Employee Directors.

    "Subsidiary" of any person means another person an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors (or other governing body) or, if there are no such voting interests, 50% or more of the equity interests of which is owned directly or indirectly by such first person or any entity, in which such first person is a general partner.

    "Surviving Corporation" shall have the meaning assigned to such term in
Section 2.1

    "Transaction Proposal" shall have the meaning assigned to such term in
Section 7.7(a)

    Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

                        The Depositary for the Offer is:

                         EquiServe Trust Company, N.A.

           BY MAIL:                   BY OVERNIGHT COURIER                   BY HAND:

 EquiServe Trust Company, N.A.    EquiServe Trust Company, N.A.   Securities Transfer & Reporting
    Attn: Corporate Actions          Attn: Corporate Actions              Services, Inc.
        P. O. Box 8029                  150 Royall Street               c/o EquiServe Trust
     Boston, MA 02266-8029              Canton, MA 02021                   Company, N.A.
                                                                    100 William Street/Galleria
                                                                        New York, NY 10038

                                   BY FACSIMILE TRANSMISSIONS
                                   (FOR ELIGIBLE INSTITUTIONS
                                              ONLY)
                                         (781) 575-2232
                                      CONFIRM BY TELEPHONE:
                                         (800) 733-5001

    Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute
Form W-9 may be directed to the Information Agent or the Dealer Manager at the address and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                     [LOGO]
                         17 State Street, 10(th) Floor
                            New York, New York 10004
                         Bank and Brokers Call Collect:
                                 (212) 440-9800
                           All Others Call Toll-Free:
                                 (800) 223-2064

                      The Dealer Manager for the Offer is:

                           Deutsche Banc Alex. Brown

                         Deutsche Bank Securities Inc.
                         130 Liberty Street, 33rd Floor
                            New York, New York 10006
                         (212) 250-6000 (Call Collect)